Exhibit 2.1

EXECUTION COPY

MASTER AGREEMENT

dated as of December 3, 2009

among

GENERAL ELECTRIC COMPANY,

NBC UNIVERSAL, INC.,

COMCAST CORPORATION

and

NAVY, LLC

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS
PAGE
Section 1.01.	Certain Defined Terms	2
ARTICLE 2
CONTRIBUTIONS AND SALE; CLOSING

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF NBCU

i

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GE

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF COMCAST

Section 5.22.	Distribution	70
Section 5.23.	No Debt as of Closing	71
Section 5.24.	Securities Matters	71
Section 5.25.	Availability of Funds; Ability to Close	71
Section 5.26.	No Other Representations or Warranties	71

ARTICLE 6
ADDITIONAL AGREEMENTS

Section 7.01.	Employee Matters	110
Section 7.02.	Newco Executive Incentive Compensation Summary of Principles	110

ARTICLE 8
TAX MATTERS

Section 8.01.	Tax Matters Agreement	110

ARTICLE 9
CONDITIONS TO CLOSING

Section 9.01.	Conditions to Obligations of GE and NBCU	110
Section 9.02.	Conditions to Obligations of Comcast	112

ARTICLE 10
TERMINATION, AMENDMENT AND WAIVER

Section 10.01.	Termination	114
Section 10.02.	Notice of Termination	115
Section 10.03.	Effect of Termination	115
Section 10.04.	Extension; Waiver	115

ARTICLE 11
INDEMNIFICATION

ARTICLE 12
GENERAL PROVISIONS

Section 12.01.	Survival	123
Section 12.02.	Expenses	123
Section 12.03.	Notices	124

EXHIBITS

Exhibit A	Definitions
Exhibit B-1	NBCU Employee Matters Agreement
Exhibit B-2	Comcast Employee Matters Agreement
Exhibit C-1	Form of GE Intellectual Property Cross License Agreement
Exhibit C-2	Form of Comcast Intellectual Property Cross License Agreement
Exhibit D	Form of Newco Operating Agreement
Exhibit E	Form of Navy Holdco 2 Agreement
Exhibit F-1	Form of GE Note
Exhibit F-2	Form of Comcast Note
Exhibit G-1	Form of GE Transition Services Agreement
Exhibit G-2	Form of Comcast Services Agreement
Exhibit H	Lease Term Sheet
Exhibit I	Preliminary Initial Strategic Plan
Exhibit J	Newco Executive Compensation Summary of Principles

v

This MASTER AGREEMENT, dated as of December 3, 2009, is made by and among General Electric Company, a New York corporation (“GE”), NBC Universal, Inc., a Delaware corporation (“NBCU”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), and Navy, LLC, a Delaware limited liability company (“Newco”). Terms used but not otherwise defined herein have the meanings given to them in Article 1.

PRELIMINARY STATEMENTS

A. NBCU, directly and through its Subsidiaries, is engaged in the NBCU Businesses and Comcast, directly and through certain of its Subsidiaries, is engaged in the Contributed Comcast Businesses.

B. National Broadcasting Company Holding, Inc., a Delaware corporation (“Navy Holdco 1”), is a wholly owned subsidiary of GE that owns all of the outstanding capital stock of Navy Holdings, Inc., a Delaware corporation (“Navy Holdco 2”), and Navy Holdco 2 owns all of the membership interests of Newco.

C. GE and Comcast wish to combine the NBCU Businesses and Contributed Comcast Businesses and, in connection therewith, to contribute such businesses to, and jointly own, Newco, which will engage in the Business.

D. In order to satisfy the foregoing objectives, the parties hereto desire to take the following actions at or immediately prior to the Closing:

(1) Navy Holdco 1 will, and GE will cause Navy Holdco 1 to, acquire all of the outstanding NBCU Shares that it does not already own;

(2) NBCU shall complete the NBCU Financing or Alternative Financing, as applicable;

(3) Immediately following the completion of the NBCU Financing or Alternative Financing, as applicable, NBCU shall distribute the net proceeds thereof to its stockholder(s) in proportion to their respective ownership interests in NBCU in accordance with Section 2.06(c);

(4) Navy Holdco 1 will, and GE will cause Navy Holdco 1 to, contribute all of the outstanding NBCU Shares to Navy Holdco 2;

(5) NBCU will convert from a Delaware corporation to a Delaware limited liability company that is treated as an entity disregarded as separate from Navy Holdco 2 for U.S. federal income tax purposes;

(6) Navy Holdco 2 will, and GE will cause Navy Holdco 2 to, contribute all of the outstanding NBCU Shares to Newco and Newco will issue membership interests in Newco (“Newco Membership Interests”) to Navy Holdco 2 in exchange therefor;

(7) GE will, and will cause its Subsidiaries (other than the NBCU Entities) to, transfer, directly or indirectly, the Contributed NBCU Assets to NBCU and NBCU will assume the Assumed NBCU Liabilities;

(8) Comcast will, or will cause one or more of its Subsidiaries to, contribute or transfer, as applicable, the Contributed Comcast Assets to Newco or, at the direction of Newco, to NBCU, and Newco or NBCU, as applicable, will assume the Assumed Comcast Liabilities, and Newco will issue to Comcast Newco Membership Interests in consideration therefor; and

   (9) Immediately following the consummation of the transactions contemplated by the foregoing clauses (1) through (8), Comcast will purchase Newco Membership Interests from Navy Holdco 2, the consummation of which will result in Comcast and Navy Holdco 2 owning 51% and 49% of the outstanding Newco Membership Interests, respectively.

E. Concurrently herewith, NBCU has entered into the NBCU Financing Commitment Letter with the lenders party thereto.

F. Concurrently herewith, GE, NBCU, Comcast, Newco and Navy Holdco 2 have entered into the Tax Matters Agreement.

G. It is intended that the contributions of the NBCU Shares (except to the extent of (i) the assumption by Newco of certain liabilities and (ii) the transaction described in Section 2.04) and Contributed Comcast Businesses to Newco in exchange for Newco Membership Interests will be treated as exchanges under Section 721 of the Code.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the parties to this Agreement agree as follows.

ARTICLE 1
DEFINITIONS

Section 1.01. Certain Defined Terms. Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A.

ARTICLE 2
CONTRIBUTIONS AND SALE; CLOSING

Section 2.01. Pre-Closing Transactions. Prior to the Closing, NBCU and Comcast shall complete the NBCU Restructuring and Comcast Restructuring, respectively, in accordance with Section 6.14 and Navy Holdco 1 shall become the owner of all of the outstanding NBCU Shares.

Section 2.02. Contribution of the NBCU Shares and the NBCU Businesses. (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, (x) Navy Holdco 2 shall, and GE shall cause Navy Holdco 2 to, contribute to Newco the NBCU Shares, free and clear of all Liens, and (y) GE shall, and shall cause the other NBCU Transferors to, contribute, convey, assign, transfer and deliver to NBCU, and NBCU shall acquire and accept from the NBCU Transferors, all right, title and interest in and to all of the assets, properties and rights of the NBCU Transferors that are used primarily or held for use primarily in the NBCU Businesses other than the NBCU Excluded Assets (the “Contributed NBCU Assets”) as of the Closing, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of the NBCU Transferors, and whether owned as of the date hereof or hereafter acquired, including the following, in each case, solely to the extent used primarily or held for use primarily in the NBCU Businesses:

(i) all equity interests in any Person that is not a Subsidiary of GE (including the NBCU Minority Interests);

(ii) all personal property and interests therein, including equipment, furniture, fixtures, furnishings, office equipment, information technology and communications equipment, vehicles, and other tangible personal property (including, rights, if any, in any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person);

(iii) the Contributed NBCU Owned Property and, subject to Section 2.05, the Contributed NBCU Leased Property;

(iv)  subject to Section 2.05, all rights under all Assumed NBCU Contracts;

(v) subject to Section 2.05, all rights under the Assumed NBCU IP Licenses (including rights to all NBCU Licensed Intellectual Property covered thereby);

(vi) all accounts, notes and other receivables arising out of the sale of services, goods or products, together with each NBCU Transferor’s right (if any) to receive any unpaid financing charges accrued thereon;

(vii) all expenses that have been prepaid by any of the NBCU Transferors, including ad valorem Taxes and lease and rental payments;

(viii) subject to Section 2.05, all claims, rights, credits, rights of set-off, causes of action (including counterclaims) and defenses against third parties;

(ix) all Contributed NBCU Owned Intellectual Property and Contributed NBCU Technology, together with the right to sue for past, present, and future infringement, misappropriation and other violations and the right to collect and retain damages therefor;

(x) subject to Section 2.05, and without limiting the contributions under clauses (v) and (ix) above, the Library;

(xi) subject to Section 2.05, all licenses, permits or other governmental authorizations;

(xii) all books and records, whether in hard copy or electronic or digital format (including emails, databases, and other file formats), sales and promotional literature, marketing materials, advertising materials, manuals and data, intellectual property prosecution files, sales and purchase correspondence, customer files and documents, lists of suppliers, personnel and employment records, and copies of any information relating to Taxes imposed on the NBCU Transferors (but excluding any Tax Returns);

(xiii)  all goodwill;

(xiv) all assets, rights and properties expressly to be transferred to NBCU pursuant to the NBCU Employee Matters Agreement; and

(xv) all rights under non-disclosure or confidentiality, non- compete, or non-solicitation agreements between any NBCU Transferor and any third parties.

(b) Excluded NBCU Assets. The following assets and properties of the NBCU Transferors and the NBCU Entities (the “Excluded NBCU Assets”) shall be retained by such entities, to the extent such entities are not NBCU Entities, or will be transferred to an entity that is not a NBCU Entity prior to Closing, to the extent such entities are NBCU Entities, notwithstanding any other provision of this Agreement:

(i) all cash and cash equivalents on hand or held by any bank or other third Person (other than (x) cash or cash equivalents of any Subsidiary of NBCU that is not, directly or indirectly, wholly owned by NBCU and (y) an amount of cash and cash equivalents equal to the amount, if any, by which the NBCU Dividend was reduced in accordance with Section 2.06(c));

(ii) the owned or leased real property listed on Section 2.02(b)(ii) of the NBCU Disclosure Letter;

(iii) all GE Intellectual Property (including the GE Name and GE Marks) and GE Technology;

(iv) all Tax Returns (other than Tax Returns exclusively of the NBCU Businesses), and all refunds of or credits relating to any Tax for which GE or its Affiliates are liable under the Tax Matters Agreement;

(v) the NBCU Parent Plans and any trusts and other assets related thereto, except as expressly provided in the NBCU Employee Matters Agreement;

(vi) all assets expressly excluded pursuant to the NBCU Employee Matters Agreement;

(vii) other than the NBCU Transferred Insurance Policies, all Insurance Arrangements;

(viii) any assets used or held for use in the NBCU Businesses owned on the date hereof or acquired after the date hereof that are sold or otherwise disposed of prior to the Closing;

(ix) all claims, rights, credits, rights of set-off, causes of action (including counterclaims) and defenses against third parties, to the extent relating to any of the other Excluded NBCU Assets or the Excluded NBCU Liabilities, as well as any books, records and privileged information to the extent relating thereto;

(x) the assets listed in Section 2.02(b)(x) of the NBCU Disclosure Letter;

(xi) any interest of any NBCU Transferors under the Transaction Agreements;

(xii) personnel and employment records for NBCU Employees with respect to whom the Newco Group will assume no Liabilities;

(xiii) (A) all corporate minute books (and other similar corporate records) and stock records of the NBCU Transferors (copies of which will be provided to Newco upon Newco’s reasonable request), (B) any books and records to the extent relating to the Excluded NBCU Assets or (C) any books, records or other materials that the NBCU Transferors (x) are required by Law to retain (copies of which, to the extent permitted by Law, will be provided to Newco upon Newco’s reasonable request), (y) reasonably believe are necessary to enable the NBCU Transferors to prepare and/or file Tax Returns (copies of which will be provided to Newco upon Newco’s reasonable request) or (z) are prohibited by Law from delivering to Newco or NBCU;

(xiv) any interest of GE or any of its Subsidiaries (other than any NBCU Entity) under any Related Party NBCU Contract;

(xv) the assets of General Electric Capital Services, Inc. (“GE Capital”) and its Subsidiaries set forth in Section 2.02(b)(xv) of the NBCU Disclosure Letter;

(xvi) all records and reports prepared or received by GE or any of its Affiliates in connection with the contribution of the NBCU Businesses to Newco and the transactions contemplated hereby (including all analyses relating to the Combined Businesses so prepared or received) or any other transaction involving the potential sale or disposition of all or a substantial part of the NBCU Businesses;

(xvii) all confidentiality agreements with prospective purchasers of NBCU or of all or a substantial part of the NBCU Businesses (except that the Contributed NBCU Assets shall include, and the NBCU Transferors shall assign to a NBCU Entity at the Closing, all of their respective rights under such agreements to confidential treatment of information with respect to the NBCU Businesses and with respect to solicitation and hiring of NBCU Business Employees) and all bids and expressions of interest received from third parties with respect to such transactions;

(xviii) all assets (other than NBCU Intellectual Property and NBCU Technology) of GE and its Subsidiaries (other than any NBCU Entity) used by such entities to provide services any NBCU Entity as well as to provide such services to Subsidiaries of GE (other than any NBCU Entity); and

(xix) all Patents owned by GE or any of its Subsidiaries (other than any NBCU Entity) allocated by GE to businesses of GE and its Subsidiaries other than any NBCU Entity (it being understood that such allocation shall not have been made in bad faith), other than those set forth on Section 3.12(e)(i) of the NBCU Disclosure Letter; and

(xx) all materials, documents and records of GE or any of its Subsidiaries (other than any NBCU Entity) in the possession of any NBCU Entity (copies of which will be provided to Newco upon Newco’s reasonable request).

(c) Assumed NBCU Liabilities. On the terms and subject to the conditions set forth in this Agreement, NBCU hereby agrees, effective at the time of the Closing, to assume and thereafter timely to pay, discharge and perform in accordance with their terms (subject to any bona fide defense), all Liabilities of GE and its Subsidiaries (other than any of the NBCU Entities) to the extent arising from or relating to the Contributed NBCU Assets or the NBCU Businesses, other than the Excluded NBCU Liabilities, irrespective of whether the same shall arise prior to, on or following the Closing Date (the “Assumed NBCU Liabilities”). Without limiting the generality of the foregoing, subject to Section 2.02(d), the following shall be included among the Assumed NBCU Liabilities:

(i) the NBCU Financing or Alternative Financing, as applicable, and all Liabilities set forth on Section 2.02(c)(i) of the NBCU Disclosure Letter;

(ii)  all Liabilities arising under the Assumed NBCU Contracts;

(iii) all Taxes for which Newco is responsible pursuant to the Tax Matters Agreement;

(iv) all Liabilities, whether accruing before, on or after the Closing Date, (A) relating to the environment or natural resources, human health and safety or Hazardous Materials and (B) arising from or relating to the Contributed NBCU Assets, the NBCU Businesses or otherwise to any past, current or future businesses, operations or properties of the Contributed NBCU Assets or the NBCU Businesses (including any businesses, operations or properties for which a current or future owner or operator of the Contributed NBCU Assets or the NBCU Businesses is responsible as a matter of Law, contract or otherwise); and

(v) all Liabilities assumed by NBCU pursuant to the NBCU Employee Matters Agreement, and all other Liabilities arising from or relating to the employment, termination of employment or employment practices with respect to the NBCU Businesses whether arising before, on or after the Closing Date.

(d) Excluded NBCU Liabilities. Notwithstanding any other provision of this Agreement, NBCU is not assuming or agreeing to pay or discharge any of the following Liabilities of the NBCU Transferors or the NBCU Entities (the “Excluded NBCU Liabilities”):

(i) except for the NBCU Financing or Alternative Financing, the GE Note and the Comcast Note, as applicable, the Repatriation Notes, if any, and any Liability set forth in Section 2.02(c)(i) of the NBCU Disclosure Letter, any Debt (other than (x) Debt of any Person that is not, directly or indirectly, wholly owned by NBCU or GE and (y) capital lease obligations);

(ii) any Liability set forth in Section 2.02(d)(ii) of the NBCU Disclosure Letter;

(iii) any Liability to the extent relating to or arising under any Excluded NBCU Asset;

(iv) any Liability incurred in connection with the transfer of Excluded NBCU Assets or other Excluded NBCU Liabilities from the NBCU Transferors or NBCU Entities prior to the Closing;

(v) any Liability for Taxes that GE is required to pay pursuant to the Tax Matters Agreement;

(vi) any Liability expressly retained by GE pursuant to the NBCU Employee Matters Agreement;

(vii) subject to Section 6.06, any Liability of GE or any of its Subsidiaries (other than any NBCU Entity) under any Insurance Arrangement other than the NBCU Transferred Insurance Policies;

(viii) Liabilities of the NBCU Entities arising under the Factoring Agreements to the extent such Liabilities are inconsistent with the limitation set forth in Section 6.01(a)(xix);

(ix) any Liability of any NBCU Transferor under the Transaction Agreements; and

(x) any Liability of GE or its Subsidiaries (other than any NBCU Entity) under any Related Party NBCU Contract.

Section 2.03. Contribution of the Contributed Comcast Businesses. (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Comcast shall, and shall cause the other Comcast Transferors to, contribute, convey, assign, transfer and deliver to Newco or, at the direction of Newco, NBCU and Newco or NBCU, as applicable, shall acquire and accept from the Comcast Transferors, all right, title and interest in and to (collectively, the

“Contributed Comcast Assets”) (x) all of the Contributed Comcast Equity Interests and (y) other than the Excluded Comcast Assets, all of the other assets, properties and rights of the Comcast Transferors that are used primarily or held for use primarily in the Contributed Comcast Businesses as of the Closing, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of the Comcast Transferors, and whether owned as of the date hereof or hereafter acquired, including the following, in each case, solely to the extent used primarily or held for use primarily in the Contributed Comcast Businesses:

(i) all equity interests in any Person that is not a Subsidiary of Comcast (including the Comcast Minority Interests);

(ii) all personal property and interests therein, including equipment, furniture, fixtures, furnishings, office equipment, information technology and communications equipment, vehicles, and other tangible personal property (including, rights, if any, in any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person);

(iii) the Contributed Comcast Owned Property and, subject to Section 2.05, the Contributed Comcast Leased Property;

(iv) subject to Section 2.05, all rights under all Assumed Comcast Contracts;

(v) subject to Section 2.05, all rights under the Assumed Comcast IP Licenses (including rights to all Comcast Licensed Intellectual Property covered thereby);

(vi) all accounts, notes and other receivables arising out of the sale of services, goods or products, together with each Comcast Transferor’s right (if any) to receive any unpaid financing charges accrued thereon;

(vii) all expenses that have been prepaid by any of the Comcast Transferors, including ad valorem Taxes and lease and rental payments;

(viii) subject to Section 2.05, all claims, rights, credits, rights of set-off, causes of action (including counterclaims) and defenses against third parties;

(ix) all Contributed Comcast Owned Intellectual Property and Contributed Comcast Technology, together with the right to sue for past, present, and future infringement, misappropriation and other violations and the right to collect and retain damages therefor;

(x) subject to Section 2.05, and without limiting the contributions under clauses (v) and (ix) above, the Library;

(xi) subject to Section 2.05, all licenses, permits or other governmental authorizations;

(xii) all books and records, whether in hard copy or electronic or digital format (including emails, databases, and other file formats), sales and promotional literature, marketing materials, advertising materials, manuals and data, intellectual property prosecution files, sales and purchase correspondence, customer files and documents, lists of suppliers, personnel and employment records, and copies of any information relating to Taxes imposed on the Comcast Transferors (but excluding any Tax Returns);

(xiii)  all goodwill;

(xiv) all assets, rights and properties expressly to be transferred to Newco pursuant to the Comcast Employee Matters Agreement;

(xv) all rights under non-disclosure or confidentiality, non- compete, or non-solicitation agreements between any Comcast Transferor and any third parties;

(xvi) all rights under any Relevant Transaction and all equity interests, businesses and assets acquired pursuant thereto to the extent provided in Section 6.22(c); and

(xvii)  the Contributed Comcast Insurance Policies.

(b) Excluded Comcast Assets. The following assets and properties of the Comcast Transferors and the Contributed Comcast Subsidiaries (the “Excluded Comcast Assets”) shall be retained by such entities, to the extent such entities are not Contributed Comcast Subsidiaries, or will be transferred to an entity that is not a Contributed Comcast Subsidiary prior to Closing to the extent such entities are Contributed Comcast Subsidiaries, notwithstanding any other provision of this Agreement:

(i) subject to Comcast’s obligations pursuant to Sections 2.08(g)(ii)(A) and 2.08(g)(iii), all cash and cash equivalents on hand or held by any bank or other third Person (other than (x) cash or cash equivalents of any Subsidiary of Comcast that is not, directly or indirectly, wholly owned by Comcast and (y) cash and cash equivalents in an amount equal to the Comcast Disposition Transaction Proceeds);

(ii) the owned or leased real property listed on Section 2.03(b)(ii) of the Comcast Disclosure Letter;

(iii) all Excluded Comcast Intellectual Property (including the Comcast Name and Comcast Marks) and Excluded Comcast Technology;

(iv) all Tax Returns (other than Tax Returns exclusively of the Contributed Comcast Subsidiaries), and all refunds of or credits relating to any Tax for which Comcast or its Affiliates are liable under the Tax Matters Agreement;

(v) the Comcast Parent Plans and any trusts and other assets related thereto, except as expressly provided in the Comcast Employee Matters Agreement;

(vi) all assets expressly excluded pursuant to the Comcast Employee Matters Agreement;

(vii) other than the Comcast Transferable Insurance Policies, all Insurance Arrangements;

(viii) any assets used or held for use in the Contributed Comcast Businesses owned on the date hereof or acquired after the date hereof that are sold or otherwise disposed of prior to the Closing;

(ix) all claims, rights, credits, rights of set-off, causes of action (including counterclaims) and defenses against third parties, to the extent relating to any of the other Excluded Comcast Assets or the Excluded Comcast Liabilities, as well as any books, records and privileged information to the extent relating thereto;

(x) the assets listed in Section 2.03(b)(x) of the Comcast Disclosure Letter;

(xi) any interest of any Comcast Transferor under the Transaction Agreements;

(xii) personnel and employment records for current and former employees of the Contributed Comcast Businesses who are not Comcast Transferred Employees;

(xiii) (A) all corporate minute books (and other similar corporate records) and stock records of the Comcast Transferors (copies of which will be provided to Newco upon Newco’s reasonable request), (B) any books and records to the extent relating to the Excluded Comcast Assets or (C)  any books, records or other materials that the Comcast Transferors (x)

are required by Law to retain (copies of which, to the extent permitted by Law, will be provided to Newco upon Newco’s reasonable request), (y) reasonably believe are necessary to enable the Comcast Transferors to prepare and/or file Tax Returns (copies of which will be provided to Newco upon Newco’s reasonable request) or (z) are prohibited by Law from delivering to Newco;

(xiv) any interest of Comcast or any of its Affiliates (other than the Contributed Comcast Subsidiaries) under any Related Party Comcast Contract;

(xv) all rights under any transaction described in Section 6.22(b) and all equity interests, businesses or assets acquired pursuant thereto;

(xvi) all records and reports prepared or received by Comcast or any of its Affiliates in connection with the contribution of the Contributed Comcast Businesses and the transactions contemplated hereby (including all analyses relating to the Combined Businesses so prepared or received) or any other transaction involving the potential sale or disposition of all or a substantial part of the Contributed Comcast Businesses;

(xvii) all confidentiality agreements with prospective purchasers of the Contributed Comcast Businesses or of all or a substantial part of the Contributed Comcast Businesses (except that the Contributed Comcast Assets shall include, and the Comcast Transferors shall assign to a Contributed Comcast Subsidiary at the Closing, all of their respective rights under such agreements to confidential treatment of information with respect to the Contributed Comcast Businesses and with respect to solicitation and hiring of Comcast Transferred Employees) and all bids and expressions of interest received from third parties with respect to such transactions; and

(xviii) all materials, documents and records of Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) in the possession of any Comcast Transferor or Contributed Comcast Subsidiary (copies of which will be provided to Newco upon Newco’s reasonable request).

(c) Assumed Comcast Liabilities. On the terms and subject to the conditions set forth in this Agreement, Newco or, at the direction of Newco, NBCU hereby agrees, effective at the time of the Closing, to assume and thereafter timely to pay, discharge and perform in accordance with their terms (subject to any bona fide defense), all Liabilities of the Comcast Transferors to the extent arising from or relating to the Contributed Comcast Assets or the Contributed Comcast Businesses, other than the Excluded Comcast Liabilities, irrespective of whether the same shall arise prior to, on or following the Closing Date (the “Assumed Comcast Liabilities”). Without limiting the generality of the foregoing, subject to Section 2.03(d), the following shall be included among the Assumed Comcast Liabilities:

(i) all Liabilities set forth on Section 2.03(c)(i) of the Comcast Disclosure Letter;

(ii)  all Liabilities arising under the Assumed Comcast Contracts;

(iii) all Liabilities (other than Relevant Transaction Debt) arising under any Relevant Transaction or any asset, equity interest or business acquired pursuant thereto to the extent provided in Section 6.22(c);

(iv) all Taxes for which Newco is responsible pursuant to the Tax Matters Agreement;

(v) all Liabilities, whether accruing before, on or after the Closing Date, (A) relating to the environment or natural resources, human health and safety or Hazardous Materials and (B) arising from or relating to the Contributed Comcast Assets, the Contributed Comcast Businesses or otherwise to any past, current or future businesses, operations or properties of the Contributed Comcast Assets or the Contributed Comcast Businesses (including any businesses, operations or properties for which a current or future owner or operator of the Contributed Comcast Assets or the Contributed Comcast Businesses is responsible as a matter of Law, contract or otherwise); and

(vi) all Liabilities assumed by Newco pursuant to the Comcast Employee Matters Agreement, and all other Liabilities arising from or relating to the employment, termination of employment or employment practices with respect to the Contributed Comcast Businesses whether arising before, on or after the Closing Date.

(d) Excluded Comcast Liabilities. Notwithstanding any other provision of this Agreement, NBCU is not assuming or agreeing to pay or discharge any of the following Liabilities of the Comcast Transferors or the Contributed Comcast Subsidiaries (the “Excluded Comcast Liabilities”):

(i) except for any Liability set forth in Section 2.03(c)(i) of the Comcast Disclosure Letter, any Debt (other than (x) Debt of any Person that is not, directly or indirectly, wholly owned by Comcast and (y) capital lease obligations);

(ii) any Liability set forth in Section 2.03(d)(ii) of the Comcast Disclosure Letter;

(iii) any Liability to the extent relating to or arising under any Excluded Comcast Asset;

(iv) any Liability incurred in connection with the transfer of Excluded Comcast Assets or other Excluded Comcast Liabilities from the Comcast Transferors or Contributed Comcast Subsidiaries prior to the Closing;

(v) any Liability for Taxes that Comcast is required to pay pursuant to the Tax Matters Agreement;

(vi) any Liability expressly retained by Comcast pursuant to the Comcast Employee Matters Agreement;

(vii) any Liability of Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) under any Insurance Arrangement other than the Comcast Transferable Insurance Policies;

(viii) any Liability of any Comcast Transferor under the Transaction Documents;

(ix) any Liability of Comcast or any of its Affiliates (other than any Contributed Comcast Subsidiary) under any Related Party Comcast Contract; and

(x) any Liability of the Contributed Comcast Subsidiaries set forth in Section 2.03(d)(x) of the Comcast Disclosure Letter to the extent not relating to the Contributed Comcast Businesses.

Section 2.04. Sale of Newco Membership Interests. On the terms and subject to the conditions set forth in this Agreement, at the Closing (but following the completion of the transactions described in Section 2.02 and 2.03), Navy Holdco 2 shall, and GE shall cause Navy Holdco 2 to, sell, convey, assign, transfer and deliver to Comcast, free and clear of all Liens, and Comcast shall acquire and accept from Navy Holdco 2, all of Navy Holdco 2’s right, title and interest in and to Newco Membership Interests representing 25.25% of the outstanding Newco Membership Interests, for an aggregate purchase price (as it may be adjusted pursuant to Section 2.11, the “Comcast/NBCU Purchase Price”) equal to (i) $7.1065 billion minus (ii) 51% of the NBCU Interim Free Cash Flow minus (iii) 49% of the Comcast Acquisitions Amount.

Section 2.05. Assignment of Certain Contributed Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to contribute, convey, assign, transfer or deliver to NBCU or Newco any Contributed NBCU Assets or Contributed Comcast Assets or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted contribution, conveyance, assignment, transfer or delivery thereof, or an agreement to do any of the foregoing, without the consent of a third party (including any Governmental Authority), would constitute a breach or other contravention thereof or a violation of Law or would in any way adversely affect the rights of NBCU or Newco (as assignee or transferee of the applicable transferor, or otherwise), any other NBCU Entity or any Contributed Comcast Subsidiary thereto or thereunder. Subject to Section 6.13(c), each of GE and Comcast shall, and shall cause each of the NBCU Transferors and Comcast Transferors, respectively, to, use its commercially reasonable efforts to obtain any consent necessary for the contribution, conveyance, assignment, transfer or delivery of any such Contributed NBCU Asset, Contributed Comcast Asset, claim, right or benefit to NBCU or Newco, as applicable, (including with respect to a change of control of a NBCU Entity or Contributed Comcast Subsidiary). If, on the Closing Date, any such consent is not obtained, or if an attempted contribution, conveyance, assignment, transfer or delivery thereof would be ineffective or a violation of Law or would adversely affect the rights of NBCU, Newco, any other NBCU Entity or any Contributed Comcast Subsidiary thereto or thereunder so that NBCU or Newco, as applicable, would not in fact receive all such rights, NBCU, GE and Comcast shall, subject to Section 6.13(c), cooperate in a mutually agreeable arrangement under which NBCU or Newco, as applicable, would, in compliance with Law, obtain the benefits (including contractual rights) and assume the obligations and bear the economic burdens associated with such Contributed NBCU Assets, Contributed Comcast Assets, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to NBCU or Newco, as applicable, or under which the applicable transferors would enforce for the benefit (and at the expense) of NBCU or Newco, as applicable, any and all of their rights against a third party (including any Governmental Authority) associated with such Contributed NBCU Asset, Contributed Comcast Asset, claim, right or benefit (collectively, “Third Party Rights”), and the applicable transferor would promptly pay to NBCU or Newco, as applicable, when received all monies received by them under any such Contributed NBCU Asset, Contributed Comcast Asset, claim, right or benefit. Notwithstanding the foregoing, any such Contributed NBCU Asset or Contributed Comcast Asset shall be contributed, conveyed, assigned, transferred and delivered to NBCU or Newco, as applicable, upon receipt of such consent unless such attempted contribution, conveyance, assignment, transfer or delivery thereof would be ineffective or a violation of Law or would adversely affect the rights of NBCU or Newco, as applicable, any other NBCU Entity or any Contributed Comcast Subsidiary.

Section 2.06. Closing; NBCU Dividend; Other Distribution. (a) Subject to the provisions of Section 9.01 and Section 9.02, the closing of the transactions contemplated hereby (the “Closing”) will take place on the date of the first fiscal month-end under GE’s reporting system (or the first earlier date during such fiscal month as is reasonably practicable) following the date on which all of the conditions set forth in Article 9 have been satisfied or waived, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions (provided that such date shall be at least three (3) Business Days following the date on which the FCC releases the full text of the FCC Order), or on such other date as the parties hereto may agree in writing, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, or such other place as the parties hereto may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”). The Closing shall be deemed to occur at 11:59:59 p.m., New York City time, on the Closing Date.

(b) At least five (5) Business Days prior to the Closing Date, (i) NBCU shall deliver to Comcast a certificate signed by the Chief Financial Officer of NBCU setting forth (A) NBCU’s good faith estimate of NBCU Interim Free Cash Flow (“Estimated NBCU Interim Free Cash Flow”) and (B) NBCU’s good faith estimate of Trailing EBITDA of NBCU (“Estimated NBCU EBITDA”) and (ii) Comcast shall deliver to GE a certificate signed by the Chief Financial Officer of Comcast setting forth (A) Comcast’s good faith estimate of Trailing EBITDA of the Contributed Comcast Businesses (“Estimated Comcast EBITDA”) and (B) a true and complete statement of the amount (the “Comcast Acquisitions Amount”) of any consideration paid (including any Relevant Transaction Debt), other related costs and reasonable, out-of-pocket fees, costs and expenses incurred by Comcast or any of its Subsidiaries after the date hereof and prior to the Closing in connection with each Relevant Transaction (it being understood that in no event shall such consideration (including any Relevant Transaction Debt) and other related costs with respect to any Relevant Transaction exceed, in any material respect, the amount set forth in the applicable notice delivered pursuant to Section 6.22 or, in the case of any Relevant Transaction set forth on Section 6.22 of the Comcast Disclosure Letter, the amount previously disclosed in writing to GE prior to the date hereof).

(c) Immediately following the completion of the NBCU Financing or Alternative Financing, as applicable, and prior to the Closing, NBCU shall distribute $9,100,000,000 to its stockholders in proportion to their respective ownership interests in NBCU (the “NBCU Dividend”); provided that if Estimated Combined EBITDA is less than the Target Combined EBITDA, then (i) the amount of the NBCU Dividend shall be reduced by an amount equal to 3.5 times the amount of the lesser of (x) the amount of the shortfall, if such shortfall exists, of Estimated NBCU EBITDA as compared to Target NBCU EBITDA, or (y) the amount of the shortfall of Estimated Combined EBITDA as compared to Target Combined EBITDA and (ii) NBCU shall issue to GE a note in the form of Exhibit

F-1 with a principal amount equal to the amount that the NBCU Dividend was so reduced (the “GE Note”).

Section 2.07. NBCU Conversion. (a) At the Closing, NBCU shall, immediately following the completion of the contribution referred to in Section 2.08(a), convert to a Delaware limited liability company in accordance with Section 266 of Delaware Law (the “NBCU Conversion”) and NBCU shall file a certificate of conversion with the Delaware Secretary of State and make all other filings or recordings required by the Delaware Law in connection with the NBCU Conversion. The NBCU Conversion shall become effective at such time (the “NBCU Conversion Effective Time”) as the certificate of conversion is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of conversion with the consent of each of GE and Comcast). From and after the NBCU Conversion Effective Time, NBCU shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of NBCU prior to the NBCU Conversion Effective Time, and none of the foregoing shall be deemed transferred as a consequence of the NBCU Conversion, all as provided under Delaware Law.

(b) At the NBCU Conversion Effective Time, (i) each outstanding NBCU Share shall be converted into one membership interest of NBCU and (ii) each NBCU Share held by NBCU as treasury stock shall be canceled.

Section 2.08.  Closing Actions.  At the Closing:

(a) first, Navy Holdco 1 shall, and GE shall cause Navy Holdco 1 to, contribute to Navy Holdco 2 all of the outstanding NBCU Shares, free and clear of all Liens;

(b) second, NBCU shall, and GE shall cause NBCU to, complete the NBCU Conversion in accordance with Section 2.07;

(c) third, Navy Holdco 2 shall, and GE shall cause Navy Holdco 2 to, contribute to Newco all of the outstanding NBCU Shares, free and clear of all Liens;

(d) fourth, GE shall, and shall cause the other NBCU Transferors to, transfer, directly or indirectly, the Contributed NBCU Assets to NBCU; NBCU shall assume the Assumed NBCU Liabilities and GE shall, or shall cause a Subsidiary of GE (other than a NBCU Entity) to, assume all Excluded NBCU Liabilities that are Liabilities of a NBCU Entity and NBCU shall pay to GE the fair value of the capital stock of the Subidiary of GE identified on Section 2.08(d) of the NBCU Disclosure Letter (it being understood that all of such capital stock shall be included in the Contributed NBCU Assets);

(e) fifth, Comcast shall, and shall cause the other Comcast Transferors to, contribute or transfer, as applicable, the Contributed Comcast Assets to Newco or, at the direction of Newco, NBCU and, in consideration therefor, Newco shall issue to Comcast, free and clear of all Liens, Newco Membership Interests representing 25.75% of the outstanding Newco Membership Interests (determined after giving effect to such issuance) and, to the extent Contributed Comcast Equity Interests are certificated, Comcast shall deliver or cause to be delivered to Newco or NBCU, as applicable, certificates evidencing such Contributed Comcast Equity Interests, duly endorsed in blank or accompanied by powers duly executed in blank or other duly executed instruments of transfer as required in order to validly transfer title in and to the Contributed Comcast Equity Interests, and to the extent such Contributed Comcast Equity Interests are not certificated, Comcast shall deliver or cause to be delivered to Newco or NBCU, as applicable, other customary evidence of ownership; and Newco or NBCU, as applicable, shall assume the Assumed Comcast Liabilities and Comcast shall, or shall cause a Subsidiary of Comcast (other than a Contributed Comcast Subsidiary), to assume all Excluded Comcast Liabilities that are Liabilities of a Contributed Comcast Subsidiary;

(f) sixth, Navy Holdco 2 shall, and GE shall cause Navy Holdco 2 to, deliver to Comcast, free and clear of all Liens, 25.25% of the outstanding Newco Membership Interests in consideration of the payment by Comcast to NBCU of the Comcast/NBCU Purchase Price;

(g) seventh, (i) Comcast shall pay the Comcast/NBCU Purchase Price (calculated for this purpose based on the estimated amounts provided pursuant to Section 2.06(b)) to Navy Holdco 2, by wire transfer of immediately available funds, into an account designated by Navy Holdco 2, (ii) if Estimated Combined EBITDA is less than the Target Combined EBITDA, then (A) Comcast shall, or shall cause an Affiliate to, contribute to NBCU by wire transfer of immediately available funds, 3.5 times the lesser of (x) the amount of the shortfall, if such shortfall exists, of Estimated Comcast EBITDA as compared to Target Comcast EBITDA, or (y) the amount of the shortfall of Estimated Combined EBITDA as compared to Target Combined EBITDA and (B) NBCU shall issue to Comcast or such Affiliate of Comcast a note in the form of Exhibit F-2 with a principal amount equal to the amount that Comcast contributes or causes to be contributed pursuant to clause (A) (the “Comcast Note”) and (iii) Comcast shall, or shall cause an Affiliate to, contribute to NBCU by wire transfer of immediately available funds, the amount of the 2008 Contributed Comcast Businesses EBITDA Adjustment, if any;

(h) eighth, Navy Holdco 2 shall deliver to Comcast a receipt for the Comcast/NBCU Purchase Price;

(i) ninth, the parties hereto shall, and shall cause their respective applicable Subsidiaries to, deliver duly executed counterparts to the other Transaction Agreements referenced in Section 6.12;

(j) tenth, the parties hereto shall, and shall cause their respective applicable Subsidiaries to, execute and deliver such deeds, bills of sale, endorsements, consents, assignments, assumptions and other good and sufficient documents or instruments as such parties and their respective counsel shall deem reasonably necessary in connection with the actions referred to in Sections 2.08(a) through (i); and

(k) finally, each NBCU Transferor and Comcast Transferor that will convey a “United States real property interest” (as defined under Section 897 of the Code) shall deliver to Newco a certificate in accordance with Treasury Regulations Section 1.1445-2(b)(2) to the effect that the applicable transferor is not a “foreign person”.

Newco hereby directs Comcast to transfer the Contributed Comcast Assets to NBCU on its behalf and NBCU to assume the Assumed Comcast Liabilities on its behalf, in each case, as described in Section 2.08(e) and subject to the terms and conditions of this Agreement.

Section 2.09.  Beneficial Ownership in Newco by Comcast and GE. Notwithstanding anything to the contrary contained in this Agreement, immediately following the transactions contemplated by this Article 2 (including Section 2.04), the beneficial ownership by Comcast of Newco Membership Interests shall represent 51% of the issued and outstanding ownership interests of Newco and the beneficial ownership by Navy Holdco 2 of Newco Membership Interests shall represent 49% of the issued and outstanding ownership interests of Newco.

Section 2.10. Closing Statement. (a) As promptly as practicable after the Closing Date, but no later than the later of (x) 30 days after the end of the last complete fiscal quarter included in Trailing EBITDA of NBCU and (y) 60 days after the Closing Date, Comcast will cause to be prepared and delivered to GE a statement setting forth in reasonable detail Comcast’s calculation of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU and Trailing EBITDA of the Contributed Comcast Businesses (the “Closing Statement”).

(b) If GE disagrees with Comcast’s calculation of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU or Trailing EBITDA of the Contributed Comcast Businesses as set forth in the Closing Statement, GE may, within 30 days after delivery of the Closing Statement deliver a notice to Comcast disagreeing with such calculation and which specifies GE’s calculation of such amount and in reasonable detail GE’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which GE disagrees (each, a “Disputed Item”), and GE shall be deemed to have agreed with all other relevant amounts contained in the Closing Statement and the calculation of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU and Trailing EBITDA of the Contributed Comcast Businesses set forth therein.

(c) If no notice of disagreement is timely delivered pursuant to Section 2.10(b), then the calculation of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU and Trailing EBITDA of the Contributed Comcast Businesses set forth in the Closing Statement shall be final and binding for all purposes. If a notice of disagreement shall be duly delivered pursuant to Section 2.10(b), Comcast and GE shall, during the 30 days following such delivery, use their good faith efforts to reach agreement on the Disputed Items. If Comcast and GE are unable to reach such agreement during such period, they shall, within five (5) days thereafter, engage an internationally recognized accounting firm mutually agreed by GE and Comcast (the “Neutral Accountant”), pursuant to an engagement agreement executed by GE, Comcast and the Neutral Accountant, to resolve each Disputed Item.

(d) The Neutral Accountant shall be instructed only to, acting as an expert and not as an arbitrator, resolve the Disputed Items. GE and Comcast shall instruct the Neutral Accountant that a final written determination (which determination shall contain the underlying reasoning) of each Disputed Item shall be completed and distributed to GE and Comcast as soon as practicable after the engagement of the Neutral Accountant; provided that GE and Comcast shall use commercially reasonable efforts to cause the Neutral Accountant to make a final determination within 30 days from the date the Disputed Item was submitted to the Neutral Accountant. GE and Comcast agree that all known adjustments shall be made without regard to materiality. During the review by the Neutral Accountant, GE and Comcast shall make available or cause to be made available to the Neutral Accountant such individuals and such information, work papers, books and records as may be reasonably required by the Neutral Accountant to make its final determination. The Neutral Accountant shall rely solely on the written submission of GE and Comcast with respect to the matters at issue and shall not undertake an independent investigation. With respect to each Disputed Item, such determination shall not be in excess of the higher, nor less than the lower, of the amounts advocated by either party in such dispute.

(e) The resolution by the Neutral Accountant of any Disputed Item shall be conclusive and binding upon the parties, absent manifest error. The parties hereto agree that the procedure set forth in this Section 2.10 for resolving any Disputed Item shall be the sole and exclusive method for resolving any such disputes.

(f) The fees and expenses of the Neutral Accountant shall be borne 50% by GE and 50% by Comcast.

(g) Comcast and GE agree that they will cooperate and assist in the preparation of the Closing Statement, the calculation of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU and Trailing EBITDA of the Contributed Comcast Businesses, and in the conduct of the reviews referred to in this Section 2.10, including the making available to the extent necessary of books, records, work papers and personnel.

Section 2.11. Adjustments. Within five (5) Business Days following the final resolution of each of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU and Trailing EBITDA of the Contributed Comcast Businesses (with such final resolution being deemed not to occur until all Disputed Items have been finally resolved), the applicable parties will make such cash payments, modify or cancel any applicable GE Note or Comcast Note, and execute or deliver any applicable GE Note or Comcast Note, in each case as required in order that, as a result of the actions taken pursuant to this Section 2.11, (i) on a net basis after giving effect to any applicable payments made or received at Closing and any other payment that would be required to be made or received pursuant to this Section 2.11, each applicable party has paid or received the appropriate cash amount that would have been paid or received by such party if the payments at Closing had been calculated based on the final amounts of all applicable items (rather than estimated amounts); provided that any payments to be made pursuant to this Section 2.11 by or to the stockholders of NBCU as of the time that the NBCU Dividend was paid shall be made in full by or to GE, as applicable, and (ii) each of GE and Comcast will hold a GE Note or Comcast Note, if applicable, with a principal amount equal to the principal amount of the GE Note or Comcast Note, as applicable, that would have been issued at Closing if such issuance at Closing had been based on the final amounts of all applicable items (rather than estimated amounts). Any cash amount required to be paid pursuant to this Section 2.11 shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such funds and shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the 3-month London Interbank Offered Rate as of 11:00 am London time on the Closing Date. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF NBCU

NBCU hereby represents and warrants to Newco and Comcast that, except as set forth in the NBCU Disclosure Letter:

Section 3.01. Incorporation, Qualification and Authority. (a) NBCU is a corporation and, after the NBCU Conversion, will be a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. NBCU is duly qualified as a foreign corporation or other organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a NBCU Material Adverse Effect.

(b) The execution, delivery and performance by NBCU of the Transaction Agreements to which it is party and the consummation by NBCU of the transactions contemplated by, and the performance by NBCU under, the Transaction Agreements to which it is party, have been duly authorized by all requisite action on the part of NBCU and the stockholders of NBCU, subject to the approval of the NBCU Board of Directors (which shall be obtained in accordance with Section 6.05(e)). This Agreement has been and, upon execution and delivery, the other Transaction Agreements to which NBCU is a party will be, duly executed and delivered by NBCU, and (subject to the approval of the NBCU Board of Directors (which shall be obtained in accordance with Section 6.05(e)) and assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes and, upon execution and delivery, the other Transaction Agreements to which NBCU is party will constitute, legal, valid and binding obligations of NBCU, enforceable against NBCU in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.02. Incorporation and Qualification of the NBCU Entities. (a) Except as would not reasonably be expected to, individually or in the aggregate, have a NBCU Material Adverse Effect, each of the NBCU Entities (other than NBCU) is a corporation or other organization duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the NBCU Entities (other than NBCU) has the requisite power and authority to operate its business as now conducted, is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a NBCU Material Adverse Effect.

(b) The organizational documents of each NBCU Entity (other than NBCU) are in full force and effect. No NBCU Entity (other than NBCU) is in violation of any of the provisions of its organizational documents. NBCU has previously made available to Comcast complete and correct copies of the organizational documents of each of the NBCU Entities that as of December 31, 2008 owned assets with an aggregate value in excess of $10 million or had revenue for the fiscal year ended December 31, 2008 in excess of $10 million, each of which is listed on Section 3.02(b) of the NBCU Disclosure Letter (the “Material NBCU Entities”), as amended through the date hereof.

Section 3.03. Capital Structure of NBCU, the NBCU Entities and Other Equity Interests. (a) Section 3.03(a) of the NBCU Disclosure Letter sets forth the ownership percentages of each class of capital stock or other equity interests outstanding of NBCU and each of the other Material NBCU Entities held by GE or its Subsidiaries, except for changes resulting from the consummation of the NBCU Restructuring. All of the outstanding shares or other equity interests of NBCU and each of the other NBCU Entities have been duly authorized and validly issued, and are fully paid (solely with respect to any NBCU Entity that is a corporation) and nonassessable and were not issued in violation of any preemptive rights or any Law (including any federal or state securities Laws). There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating NBCU or any of the other NBCU Entities to issue, sell, purchase, return or redeem any of its shares, other equity interests or securities convertible into or exchangeable for its shares or other equity interests or any shares or other equity interests of NBCU or any of the other NBCU Entities. NBCU owns, directly or indirectly, the equity interests in the other NBCU Entities, free and clear of all Liens, except any Liens arising out of, under or in connection with this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares or other equity interests of NBCU or any of the other NBCU Entities.

(b) Section 3.03(b) of the NBCU Disclosure Letter sets forth the name and jurisdiction of each Person that (i) is not GE or a Subsidiary of GE but in which GE or any of its Subsidiaries holds an equity interest having a value of $1 million or more as reflected on the unaudited consolidated balance sheet of NBCU and its consolidated Subsidiaries as of June 30, 2009 and (ii) operates within the scope of the NBCU Businesses (“NBCU Minority Interests”). All of the NBCU Minority Interests are owned, directly or indirectly, by a NBCU Transferor or a NBCU Entity, free and clear of any Liens (other than Permitted Liens, any restrictions under the Securities Act and other applicable securities

Laws or other Liens provided by the agreements or organizational documents of such entity). None of the NBCU Transferors or any of the NBCU Entities has any obligation, contingent or otherwise, to fund or participate in the debts of any Person in which any NBCU Transferor or NBCU Entity holds a NBCU Minority Interest.

Section 3.04. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.05 and Section 4.03 have been obtained or taken, the execution, delivery and performance of this Agreement by NBCU and the other Transaction Agreements to which NBCU is or will at Closing be a party, and the consummation by NBCU of the transactions contemplated hereby and thereby, do not and will not (a) violate or conflict with any of the articles of incorporation or bylaws or similar organizational documents of NBCU or any other NBCU Entities, (b) conflict with or violate any Law or Governmental Order applicable to NBCU or any other NBCU Entities or any of their respective properties (including the NBCU Assets), or (c) result in any breach of, or constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the NBCU Assets pursuant to, or require a consent or approval under any note, bond, mortgage or indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which NBCU or any of the other NBCU Entities is a party or by which any of their respective properties (including the NBCU Assets) is bound or affected; except, in the case of clauses (b) and (c), for any such conflicts, violations, breaches, defaults, rights or Liens as, individually or in the aggregate, have not had and would not reasonably be expected to have a NBCU Material Adverse Effect and would not materially impair or delay the ability of NBCU to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements.

Section 3.05. Consents and Approvals. The execution, delivery and performance by NBCU of the Transaction Agreements to which it is or will at Closing be parties do not, and the performance by NBCU of, and the consummation by NBCU of the transactions contemplated by, the Transaction Agreements (including the transactions contemplated by Section 6.14) will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act and applicable filings or approvals under non-U.S. antitrust and competition Laws, (b) in connection, or in compliance, with the applicable requirements of the U.S. Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the U.S. Federal Communications Commission or any successor agency thereto (the “FCC”) thereunder (collectively, the “Communications Act”) and applicable filings or approvals under non-U.S. Laws governing the regulation of telecommunications and broadcasting, (c) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification has not had and would not reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect and would not materially impair or delay the ability of NBCU to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements to which it is a party and (d) as may be required as a result of any facts or circumstances relating to Comcast or its Affiliates.

Section 3.06. Financial Information; Accounting Controls; Absence of Undisclosed Liabilities. (a) Section 3.06(a) of the NBCU Disclosure Letter sets forth (i) the audited consolidated balance sheets of NBCU and its consolidated Subsidiaries as of December 31, 2008 (the “NBCU Reference Balance Sheet”) and December 31, 2007, (ii) the related audited consolidated statements of earnings, shareholders’ equity and cash flows for the years ended December 31, 2008 and December 31, 2007 and (iii) the unaudited consolidated balance sheet of NBCU and its consolidated Subsidiaries as of June 30, 2009 and the related consolidated statements of earnings, shareholders’ equity and cash flows of NBCU and its consolidated Subsidiaries for the six month period then ended (the balance sheets and statements referred to in clauses (i), (ii) and (iii) being herein collectively referred to as the “NBCU Financial Statements”). The NBCU Financial Statements have been prepared in all material respects in accordance with U.S. GAAP (except with respect to the unaudited balance sheet and statements, for the absence of notes and normal recurring year-end adjustments that, individually or in the aggregate, would not be material) and present fairly, in all material respects, the financial position and the results of operations and cash flows of NBCU and its consolidated Subsidiaries at their respective dates and for the periods covered by such statements.

(b) The NBCU Entities have maintained systems of internal accounting controls with respect to the NBCU Businesses sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for NBCU. NBCU has implemented disclosure controls and procedures designed to ensure that material information relating to the NBCU Businesses is made known to the management of NBCU by others within the NBCU Businesses.

(c) The information in any databases maintained by any NBCU Transferor or NBCU Entity to track licensing of Library Pictures for television and home video worldwide relating to the Library of the NBCU Transferors and the NBCU Entities has been maintained by the NBCU Transferors and the NBCU Entities in the ordinary course of business, is derived from the books and records and the Exploitation Agreements of the NBCU Transferors and the NBCU Entities, and is relied on by the NBCU Transferors and the NBCU Entities in conducting the NBCU Businesses.

(d) Except (i) as set forth in the NBCU Financial Statements, (ii) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the NBCU Reference Balance Sheet, (iii) Excluded NBCU Liabilities, (iv) Liabilities for Taxes, which are exclusively governed by the Tax Matters Agreement, and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect, there are no Liabilities of the NBCU Transferors, the NBCU Entities or otherwise relating to the NBCU Businesses required under U.S. GAAP to be reflected in the NBCU Financial Statements.

Section 3.07. Absence of Certain Changes or Events. Except as contemplated by this Agreement, (a) since January 1, 2009, (i) the NBCU Businesses have been conducted in the ordinary course consistent with past practice and (ii) there has not occurred any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a NBCU Material Adverse Effect and (b) from January 1, 2009 to the date hereof, none of GE or any of its Subsidiaries have taken any action that, individually or in the aggregate, would materially impair or delay the ability of NBCU or the NBCU Transferors to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements.

Section 3.08. Absence of Litigation. No Actions are pending or, to the Knowledge of NBCU, threatened against the NBCU Transferors or any NBCU Entity or any of their respective properties or assets, and since January 1, 2007, no NBCU Transferor nor any NBCU Entity has received any subpoena or notice of any claim or investigation that (a) has had or would reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect or (b) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby, nor is there any Governmental Order outstanding against, or, to the Knowledge of NBCU, any investigation by any Governmental Authority, involving any NBCU Transferors or any NBCU Entities or any of their respective properties or assets, that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby.

Section 3.09. Compliance with Laws. Excluding employment and employee benefits matters (which are covered in Section 3.15) and Taxes (which are covered by the Tax Matters Agreement), none of the NBCU Transferors or NBCU Entities is in violation of any Laws or Governmental Orders applicable to the conduct of the NBCU Businesses by it or by which any NBCU Asset is bound or affected, and since January 1, 2008 no NBCU Transferor or NBCU Entity has received any notice from any Governmental Authority alleging any conflict with, or violation or breach of, any such Law or Governmental Order, in each case, except for violations the existence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect.

Section 3.10. Governmental Licenses and Permits. (a) This Section 3.10 does not address employment and employee benefits matters (which are covered in Section 3.15) and Taxes (which are covered by the Tax Matters Agreement). Each of the NBCU Transferors and the NBCU Entities is in compliance in all material respects with all Laws applicable to the ownership of their respective assets and properties and the operation of the NBCU Businesses, and since January 1, 2008, no NBCU Transferor or NBCU Entity has received any notice from any Governmental Authority alleging any material conflict with, material violation or breach of or material default under any such Law.

(b) Each of the NBCU Transferors and NBCU Entities has all permits, licenses, permissions, franchises, and amendments thereto, from any Governmental Authority (including FCC Licenses) necessary for the ownership and operation of the NBCU Businesses (the “NBCU Licenses”). Each of the NBCU Transferors and NBCU Entities is in compliance in all material respects with the terms of the NBCU Licenses, and no NBCU Transferors or NBCU Entities have received any notice from any Governmental Authority alleging any material conflict with or violation or breach of any NBCU License.

(c) Section 3.10(c) of the NBCU Disclosure Letter sets forth a complete list of the material FCC Licenses held by the NBCU Transferors and NBCU Entities (the “NBCU FCC Licenses”) currently in effect and all applications pending before any Governmental Authority with respect to the NBCU FCC Licenses or the Stations. The NBCU FCC Licenses are in full force and effect and are not subject to any restrictions or conditions other than those generally affecting such type of NBCU FCC License. The NBCU Transferors and NBCU Entities have filed all reports, notifications and filings with the FCC necessary to maintain all NBCU FCC Licenses in full force and effect, have timely paid all FCC regulatory fees with respect thereto and, to the Knowledge of NBCU, there are no facts, events or conditions based upon which the FCC might reasonably be expected to revoke, suspend, cancel, rescind, terminate, require the disposition of, or fail to renew any of the NBCU FCC Licenses or fail to grant any pending FCC application or petition for a NBCU FCC License. The NBCU Transferors and NBCU Entities maintain public files for the Stations as required by FCC rules. The NBCU Transferors and NBCU Entities are operating only those facilities of the NBCU Businesses for which an appropriate FCC authorization has been obtained and such operation is in compliance with such authorization in all material respects.

(d) Section 3.10(d) of the NBCU Disclosure Letter lists each of the full- power and Class A television stations owned and operated by the NBCU Transferors and NBCU Entities (the “Stations”) and, except with respect to the

Class A Stations, provides information concerning carriage (or non-carriage) of each such station by (i) the cable television systems serving its local television market (as defined in Section 76.55 of the rules and regulations of the FCC, 47 CFR Section 76.55) and (ii) satellite carriers providing local-into-local television service (as defined in Section 76.66 of the rules and regulations of the FCC, 47 CFR Section 76.66). With respect to each Station (other than the Class A Stations), each of the NBCU Transferors and NBCU Entities, during the period of ownership of such Station by such NBCU Transferors or NBCU Entities in accordance with Section 76.64 of the FCC Rules (47 CFR Section 76.64), has made the required election between retransmission consent or must carry status with respect to each multi-channel video programming distributor serving all or any part of the television market (as defined by the FCC) of such Station. The Stations, their respective physical facilities, electrical and mechanical systems and transmitting and studio equipment are being operated in compliance with the applicable FCC Licenses and the requirements of the Communications Act in all material respects. The NBCU Transferors, NBCU Entities and Stations are in compliance, in all material respects, with all requirements of the FCC and the Federal Aviation Administration with respect to the construction and/or alteration of the antenna structures owned by any of the NBCU Transferors (to the extent used or held for use in connection with the NBCU Businesses), NBCU Entities or Stations, and, to the Knowledge of NBCU, with respect to the construction and/or alteration of the antenna structures used, but not owned by any of the NBCU Transferors, NBCU Entities or Stations.

(e) No application, action or proceeding is pending for the renewal or modification of any NBCU FCC Licenses and, except for actions or proceedings affecting such type of NBCU FCC License generally, no application, complaint, action or proceeding is pending or, to the Knowledge of NBCU, threatened that seeks or is reasonably likely to result in (i) the denial of an application for renewal of a NBCU FCC License, (ii) the revocation, adverse modification, non-renewal or suspension of any of the NBCU FCC Licenses, (iii) the issuance of a material cease-and-desist order or (iv) the imposition of any material administrative or judicial sanction with respect to any of the Stations. There is not now issued, outstanding, pending or, to the Knowledge of NBCU, threatened, by or before the FCC or any Governmental Authority, any order to show cause, notice of violation, notice of apparent liability, notice of forfeiture or complaint with respect to any of the NBCU FCC Licenses or the Stations that has had or would reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect.

Section 3.11. Sufficiency of the NBCU Assets; Liens. (a) On the Closing Date (including after giving effect to the transactions contemplated by Section 6.14) and assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Sections 3.04 and 3.05 of the NBCU Disclosure Letter or as contemplated by Section 3.05), the NBCU Assets will, taking into account all Ancillary Agreements and Third Party Rights, constitute all of the assets (other than Intellectual Property) necessary to conduct the NBCU Businesses immediately following the Closing in all material respects as it is conducted on the date of this Agreement and on the Closing Date; provided, however, that nothing in this Section 3.11 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or working capital (or the availability of the same); and provided, further, that this Section 3.11(a) shall not be deemed to be breached as a result of any action by NBCU with respect to which Comcast has provided its specific consent (including pursuant to Section 6.01(a)).

(b) Except for Taxes, which are exclusively governed by the Tax Matters Agreement, and Permitted Liens, the NBCU Assets (other than the NBCU Real Properties, which are the subject of Section 3.16 and the NBCU Owned Intellectual Property, which is the subject of Section 3.12) are owned by or otherwise made available to the NBCU Transferors or NBCU Entities, as the case may be, free and clear of all Liens.

(c) The NBCU Transferors and the NBCU Entities have maintained the material tangible NBCU Assets (e.g., theme park rides and other NBCU Assets of comparable significance) in accordance with applicable industry standards, ordinary wear and tear excepted.

Section 3.12. Intellectual Property. (a) (i) The NBCU Transferors and the NBCU Entities own sole and exclusive title to the Patents included in the NBCU Owned Intellectual Property. To the Knowledge of NBCU, the NBCU Transferors and the NBCU Entities own sole and exclusive title to (x) the Copyrights included in the NBCU Owned Intellectual Property to the extent of their ownership interest, and (y) all NBCU Owned Intellectual Property (other than the Patents and Copyrights included therein).

(ii) The NBCU Owned Intellectual Property is owned by the NBCU Transferors or the NBCU Entities, as the case may be, free and clear of all Liens, other than Permitted Liens.

(iii) The NBCU Intellectual Property, the applicable Third Party Rights, together with the rights to be conveyed pursuant to the GE Intellectual Property Cross License Agreement and the Intellectual Property rights of Newco contemplated under the other Ancillary Agreements, constitute all material Intellectual Property in use by, and necessary for the operation of, the NBCU Businesses as currently conducted, assuming receipt of the relevant consents, approvals and authorizations relating to the matters set forth in Section 3.04 of the NBCU Disclosure Letter; provided, however, that this Section 3.12(a)(iii) shall not be deemed to be breached as a result of any action by NBCU with respect to which Comcast has provided its specific consent (including pursuant to Section 6.01(a)).

(b) To the Knowledge of NBCU, the operation and conduct of the NBCU Businesses as currently conducted do not infringe upon, misappropriate or otherwise violate the valid and enforceable Intellectual Property, moral rights or neighboring rights of any third party in any material respect.

(c) No Actions brought by GE or any of its Subsidiaries (including any NBCU Entity) are pending against any Person, and no Person has received any subpoena or written notice of any claim or investigation from GE or any of its Subsidiaries (including any NBCU Entity), alleging that such Person is infringing upon, misappropriating or otherwise violating in any material respect the NBCU Owned Intellectual Property or the NBCU Technology, except for such infringements, misappropriations or violations that arise from the unauthorized reproduction, performance or distribution by peer-to-peer file sharing, other online piracy or illegal hard disk counterfeiting.

(d) No Actions are pending or, to the Knowledge of NBCU, threatened against any of the NBCU Transferors or NBCU Entities or any of their respective properties or assets, and no NBCU Transferor or NBCU Entity has received any subpoena or written notice of any claim or investigation, alleging that the operation or conduct of the NBCU Businesses by any of the NBCU Transferors or NBCU Entities infringes upon, misappropriates or otherwise violates any Intellectual Property of any third party in any material respect. There are no suits, actions or proceedings pending or, to the Knowledge of NBCU, threatened against any of the NBCU Transferors or NBCU Entities with respect to the validity, title or ownership of any material NBCU Owned Intellectual Property.

(e) (i) Section 3.12(e)(i) of the NBCU Disclosure Letter sets forth a true and complete list of all NBCU Registered IP (other than any registrations or applications for registration of Copyrights).

(ii) All maintenance fees for the NBCU Registered IP have been paid (except with respect to NBCU Registered IP which the NBCU Transferors and the NBCU Entities have abandoned or permitted to lapse in the ordinary course of business) and the NBCU Registered IP remains in full force and effect, in each case to the extent such NBCU Registered IP is material to the NBCU Businesses.

(iii) The NBCU Transferors and the NBCU Entities have taken all commercially reasonable steps to protect and maintain the NBCU Owned Intellectual Property that, in their reasonable business judgment, they have determined to be necessary or advisable for such protection or maintenance and, where reasonably necessary as of the date hereof, each item of the NBCU Owned Intellectual Property that is material to the NBCU Businesses has been duly registered with, filed in or issued by, as the case may be, the U.S. Patent and Trademark Office, the U.S. Copyright Office, the applicable domain name registrar or the corresponding authorities in foreign jurisdictions, to the extent necessary to ensure full protection under any applicable Law.

(f) Except for the GE Name and GE Marks, all GE Intellectual Property and GE Technology owned by GE and its Subsidiaries that is or has been used, held for use or Contemplated to be used in the NBCU Businesses has been licensed to Newco pursuant to the GE Intellectual Property Cross License Agreement. As of the date hereof, neither the GE Name nor the GE Marks are used in the NBCU Businesses other than certain de minimis or insignificant uses in stationary, powerpoints, promotional brochures, and other promotional correspondence.

(g) Each of the NBCU Transferors and the NBCU Entities has taken security measures reasonable in the industry in which it operates to protect the secrecy, confidentiality and value of all Trade Secrets included in the NBCU Intellectual Property and/or the NBCU Technology.

(h) The consummation of the transactions contemplated by this Agreement would not reasonably be expected to: (i) restrict, limit, invalidate, impair, alter, extinguish, result in the loss of or otherwise adversely affect any right, title or interest of Newco or any of the NBCU Entities in any NBCU Owned Intellectual Property or NBCU Technology, or its rights to use any NBCU Licensed Intellectual Property, in each case in a manner that would reasonably be expected to be material to the NBCU Businesses taken as a whole; (ii) grant or require Newco or any of the NBCU Entities to grant to any third party any right with respect to any NBCU Owned Intellectual Property or NBCU Technology, in each case that would reasonably be expected to be material to the NBCU Businesses taken as a whole; (iii) subject Newco or any of the NBCU Entities to an increase in royalties or other payments, in each case that would reasonably be expected to be material to the NBCU Businesses taken as a whole, under any NBCU IP License; (iv) diminish royalties or other payments to which the NBCU Transferors or the NBCU Entities would otherwise be entitled, in each case that would reasonably be expected to be material to the NBCU Businesses taken as a whole, under any NBCU IP License; or (v) result in the breach or, by its terms, termination of any NBCU IP License that is material to the NBCU Businesses taken as a whole. For the avoidance of doubt, the representation set forth in this Section 3.12(h) does not contemplate the manner in which the Business of Newco is to be operated after the Closing.

Section 3.13. Environmental and Health and Safety Matters. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect: (i) none of the NBCU Transferors (with respect to the NBCU Entities, the NBCU Assets or the NBCU Businesses), the NBCU Entities or the NBCU Assets (except for the NBCU Leased Real Property) is subject and, to the Knowledge of NBCU, no NBCU Leased Real Property is subject, to a written notice, notification, demand, citation, summons, request for information, investigation or order from, or agreement with, any Governmental Authority, or has been assessed any penalty or fine in the last five (5) years, in each case, relating to any Environmental Law, Environmental Permit or Hazardous Material; (ii) there has been no release, discharge, migration or disposal of Hazardous Materials on, at, to, under or from (including offsite disposal or arrangement for the disposal from) the NBCU Real Properties or, to the Knowledge of NBCU, real properties formerly owned, leased or operated by the NBCU Entities or otherwise used in the NBCU Businesses; (iii) there are no Actions pending or threatened against the NBCU Transferors (with respect to the NBCU Entities, the NBCU Assets or the NBCU Businesses), the NBCU Assets or the NBCU Entities, in each case, relating to any Environmental Law, Environmental Permit or Hazardous Material; (iv) the NBCU Transferors (with respect to the NBCU Assets or the NBCU Businesses), the NBCU Entities, the NBCU Assets and the NBCU Businesses have operated for the last five (5) years and are operating in compliance with applicable Environmental Laws including obtaining and maintaining all Environmental Permits; (v) there are no Liabilities of the NBCU Transferors (with respect to the NBCU Assets or the NBCU Businesses) or the NBCU Entities or otherwise relating to the NBCU Businesses, in each case, with respect to any Environmental Law, Environmental Permit or Hazardous Material; and (vi) there are no financial assurance requirements pertaining to the NBCU Businesses or the NBCU Assets (including, to the Knowledge of NBCU, the NBCU Leased Real Property) under any Environmental Law or Environmental Permit.

(b) All material environmental or health and safety assessments and reports conducted within the last five (5) years by or on behalf of the NBCU Entities or, with respect to the NBCU Real Properties or the NBCU Businesses, the NBCU Transferors, have been furnished or made available to Comcast.

(c) With respect to the NBCU Entities, the NBCU Assets and the NBCU Businesses, the consummation of the transactions contemplated hereby requires no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

The representations and warranties made by NBCU in Section 3.07 and Section 3.13 are the only representations and warranties made by NBCU in this Agreement with respect to any matters arising under, or regulated pursuant to, any Environmental Law or Environmental Permit.

Section 3.14. Significant NBCU Contracts. (a) Section 3.14(a) of the NBCU Disclosure Letter sets forth a true and complete list of all of the following Contracts to which GE or any of its Subsidiaries (including any of the NBCU Entities) is a party or by which it or any of its properties or assets may be bound as of the date of this Agreement (in each case (x) only with respect to the NBCU Businesses and (y) as amended, supplemented, waived or otherwise modified through the date of this Agreement, collectively, the “Significant NBCU Contracts”):

(i) stock purchase agreements or asset purchase agreements that (x) would reasonably be expected to involve aggregate consideration (including any Debt for borrowed money acquired or assumed thereunder) in excess of $75 million, (y) have not expired by, and have not been terminated in accordance with, their terms, and (z) relate to the prospective acquisition or disposition of any NBCU Assets or the NBCU Businesses;

(ii) Contracts pursuant to which any NBCU Transferor or NBCU Entity currently leases any NBCU Assets (other than leases for NBCU Leased Real Property and Contracts related to transactions involving the Library entered into in the ordinary course of business) and in respect of which the NBCU Transferors and NBCU Entities would reasonably be expected to make, on or after the date hereof, aggregate payments in excess of $50 million;

(iii) (A) joint venture, partnership and limited liability company operating agreements pursuant to which a NBCU Transferor or any of the NBCU Entities would reasonably be expected to make, on or after the date hereof, aggregate payments in excess of $75 million, (B) organizational documents of other material joint ventures, partnerships and limited liability companies included in the NBCU Assets and (C) organizational documents or other Contracts relating to other joint ventures, partnerships and limited liability companies included in the NBCU Assets in which GE and its Subsidiaries own an interest with a value in excess of $25 million, containing rights, agreements, arrangements or commitments obligating any party thereto to issue, sell, purchase, return, convert or redeem any of the shares or other equity interests of such joint venture, partnership or limited liability company or securities convertible into or exchangeable for such shares or other equity securities;

(iv) Contracts prohibiting or materially restricting the ability of any NBCU Transferor or any Material NBCU Entity to (A) engage in any business, (B) sell any products or services to any other Person, (C) operate in any geographical area or (D) compete with or obtain products or services from any Person or prohibit or restrict the ability of any Person to provide products or services to any NBCU Transferor or any NBCU Entity, in each case, other than (x) exclusivity and channel distribution restrictions contained in Exploitation Agreements or Affiliation Agreements and (y) exclusivity restrictions contained in sourcing agreements that would not reasonably be expected to involve annual payments in excess of $10 million, in each case (x) and (y), entered into in the ordinary course of business;

(v) Contracts relating to the borrowing of money or extension of credit that would reasonably be expected to involve amounts in excess of $50 million to which any NBCU Transferor or NBCU Entity is a party;

(vi) Exploitation Agreements (A) pursuant to which the NBCU Transferors and the NBCU Entities would reasonably be expected to receive annual revenue in excess of $25 million for fiscal year 2009, and/or (B) in respect of which the NBCU Transferors and NBCU Entities would reasonably be expected to make payments in excess of (x) $25 million in fiscal year 2010 or 2011 or (y) $100 million in any other fiscal year, other than, in each case under (A) or (B) above, any Contract of the type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in clause (ix) of this Section 3.14(a);

(vii) Affiliation Agreements representing the top ten (ranked by aggregate distribution fees payable during the nine month period ending on September 30, 2009) programming service distribution agreements;

(viii) “term deals” as commonly understood in the motion picture or television industry pursuant to which the relevant NBCU Transferors and NBCU Entities would reasonably be expected to pay, on or after the date hereof, aggregate compensation in excess of $10 million;

(ix) each Contract pursuant to which any NBCU Transferor or NBCU Entity licenses any exhibition rights in Programs to third parties for any period ending on or after September 30, 2009 on an output basis (i.e., which grants television exhibition rights to Library Pictures, or films that will become Library Pictures, that will become available for such exhibition during a specified prospective multiyear period of time, and under which not all Library Pictures are specifically identified by title) pursuant to which the relevant NBCU Transferors and NBCU Entities would reasonably be expected to receive annual revenue in excess of $25 million for fiscal year 2009;

(x) Contracts between any NBCU Transferor or NBCU Entity, on the one hand, and the owners of broadcast television stations in the top

50 designated market areas, on the other hand, pursuant to which NBCU broadcast network programming is provided to and telecast by such broadcast television stations, excluding local broadcast station syndication licenses (the “Broadcast TV Agreements”);

(xi)  material NBCU IP Licenses, other than any (A) “shrinkwrap” or “clickwrap” licenses or agreements for commercially available off-the-shelf Software, (B) confidentiality agreements made in the ordinary course of business, or (C) any Contract of the type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in clauses (i)-(x) or (xii)-(xiv) of this Section 3.14(a);

(xii) the Talent Contracts representing, as of the date hereof, the top 10 Talent Contracts (based on the aggregate amount of payments reasonably expected to be made by the relevant NBCU Transferors and NBCU Entities) and the employment agreements of the chief executive officer of NBCU and each of his direct reports (to the extent that such individuals are party to employment agreements);

(xiii) infomercial or similar paid programming Contracts granting any Person the right to program any block of time on the Stations or cable networks included in the NBCU Assets pursuant to which the relevant NBCU Transferors and NBCU Entities would reasonably be expected to receive, on or after the date hereof, aggregate consideration in excess of $10 million;

(xiv) Contracts for the acquisition, lease or servicing of satellite transponders and other uplink and downlink and terrestrial transmission (including fiber optic) arrangements relating to the distribution of the broadcast and cable networks of the NBCU Businesses and in respect of which the relevant NBCU Transferors and NBCU Entities would reasonably be expected to make, on or after the date hereof, aggregate payments in excess of $2.5 million;

(xv) the Contracts listed on Section 3.14(a)(xv) of the NBCU Disclosure Letter; and

(xvi) Contracts not of a type (disregarding any dollar threshold amounts, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xv) that would reasonably be expected to involve payments in excess of $100 million.

(b) Each Significant NBCU Contract is a legal, valid and binding obligation of the applicable NBCU Transferor or NBCU Entity, as the case may be, and, to the Knowledge of NBCU, each other party to such Significant NBCU Contract (other than Comcast or its Affiliates), and is enforceable against the applicable NBCU Transferor or NBCU Entity, as the case may be, and, to the Knowledge of NBCU, each such other party (other than Comcast or its Affiliates), in accordance with its terms subject, in each case, to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Assuming the receipt of all consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement pursuant to the Contracts set forth on Section 3.04 of the NBCU Disclosure Letter, neither the NBCU Transferors nor the NBCU Entities nor, to the Knowledge of NBCU, any other party to a Significant NBCU Contract is in material default or material breach of a Significant NBCU Contract, and there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both) under any Significant NBCU Contract on the part of any NBCU Transferor or NBCU Entity or, to the Knowledge of NBCU, any other Person (other than Comcast or its Affiliates). NBCU has made available to Comcast complete copies of all written Significant NBCU Contracts, together with any amendments thereto, and accurate descriptions of all material terms of any oral Significant NBCU Contracts, in each case, other than the Contracts listed on Section 3.14(b) of the NBCU Disclosure Letter. Section 3.14(b) of the NBCU Disclosure Letter sets forth a list of Significant NBCU Contracts with respect to which NBCU has made available to Comcast descriptions of certain provisions. All such descriptions are accurate and complete.

(c) None of the NBCU Transferors or the NBCU Entities has received, within the three (3) years ending on the date hereof, any written notice of any violation or breach of any MFN included in any Affiliation Agreement.

(d) Neither NBCU nor any of its Subsidiaries is a party to or bound by and the NBCU Assets do not contain any Contract that, by its terms, would bind Affiliates of Newco (other than the NBCU Entities) with respect to their business operations after giving effect to the Closing. NBCU has made available to Comcast accurate and complete copies of the provisions referenced on Section 3.14(d) of the NBCU Disclosure Letter.

Section 3.15. Employment and Employee Benefits Matters. (a) Section 3.15(a) of the NBCU Disclosure Letter sets forth a list, as of the date hereof, of all material NBCU Employee Plans and separately identifies (i) the material NBCU Parent Plans, (ii) the material NBCU Subsidiary Plans (other than NBCU Multiemployer Plans), (iii) the NBCU Multiemployer Plans covering 50 or more active NBCU Employees employed in the United States and the material NBCU

Multiemployer Plans covering NBCU Employees employed outside of the United States, (iv) the NBCU Employee Plans (other than NBCU Multiemployer Plans) constituting plans subject to Title IV of ERISA or other defined benefit pension plans covering 50 or more NBCU Employees, (v) each NBCU Employee Plan (other than any Multiemployer Plan) that provides for post-retirement medical coverage for 50 or more NBCU Employees (excluding coverage as required to avoid an excise tax under section 4980B of the Code, coverage through the end of the calendar month in which retirement occurs, post-employment coverage under a medical expense reimbursement account and coverage during any severance benefits period), and (vi) to the Knowledge of NBCU, the principal labor agreements covering the current material terms and conditions of employment with each union or labor organization, collective bargaining unit, works council or other employee representative that applies to NBCU Employees. NBCU has previously made available to Comcast a true and complete copy of each NBCU Employee Plan (other than Multiemployer Plans) covering NBCU Employees employed in the United States and a summary or written description of each material NBCU Employee Plan applicable to NBCU Employees employed in countries other than the United States.

(b) To the Knowledge of NBCU, as of the date hereof, no NBCU Multiemployer Plan is in critical, endangered, or seriously endangered status as described in Section 305 of ERISA, as amended by the Pension Protection Act of 2006.

(c) Each NBCU Employee Plan (and, as of the date hereof, with respect to any Multiemployer Plan, solely to the Knowledge of NBCU without any inquiry) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and each related trust that is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification or exemption, as the case may be. Each NBCU Employee Plan (other than any Multiemployer Plan) that is required to be registered in order to obtain tax-approved, favored or qualified status in the relevant jurisdiction has been registered or, where applicable, accepted for registration, and has been maintained in good standing with applicable Governmental Authorities, except as would not reasonably be expected to have a NBCU Material Adverse Effect.

(d) With respect to each NBCU Employee Plan (other than any Multiemployer Plan) subject to Title IV of ERISA, there is no liability incurred under Title IV of ERISA that has not been satisfied in full (other than premiums to the Pension Benefit Guaranty Corporation which are not past due or amounts reflected in the NBCU Financial Statements). None of the NBCU Assets is the subject of any Lien arising under ERISA or Section 412 of the Code. With respect to each NBCU Employee Plan (other than any Multiemployer Plan) that is a registered pension plan, no Person has (i) withdrawn any funds from the plan; (ii) merged any of the plans with another registered pension plan; (iii) transferred assets from another registered pension plan to the plan; (iv) taken a contribution holiday in respect of the plan; or (v) used assets from the plan to pay administrative expenses of the plan, except, in each such case, (A) in accordance with terms of the respective plan (and any applicable funding agreement) and applicable Law; or (B) as to which there is no material Liability.

(e) Each NBCU Employee Plan (other than Multiemployer Plans) is now and has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws.

(f) There are no material controversies (other than routine benefit claims for benefits in the ordinary course) pending or, to the Knowledge of NBCU, threatened in connection with any NBCU Subsidiary Plan (other than any Multiemployer Plan) or, except as would not reasonably be expected to have a NBCU Material Adverse Effect, any other NBCU Employee Plan (other than any Multiemployer Plan).

(g) None of the NBCU Transferors, the NBCU Entities or their respective Affiliates has breached or otherwise failed to comply in any material respect with the provisions of any collective bargaining, works council or similar employee representative agreement, and as of the date hereof there are no material grievances or arbitrations outstanding thereunder. There are no formal organizational campaigns, corporate campaigns, petitions, demands for recognition via card-check or, to the Knowledge of NBCU, other material unionization activities seeking recognition of a bargaining unit in the NBCU Businesses. As of the date hereof, there are no material unfair labor practice charges, grievances, pending arbitrations, or other complaints or union representation questions before the National Labor Relations Board or other labor board or Governmental Authority that could materially affect NBCU Employees and would reasonably be expected to result in a material Liability to the Newco Group.

(h) As of the date hereof, there are no current or, to the Knowledge of NBCU, threatened material strikes, slowdowns or work stoppages, and no such material strike, slowdown or work stoppage has occurred within the three years preceding the date hereof. Except as would not reasonably be expected to result in a material Liability to the NBCU Businesses, the NBCU Transferors, the NBCU Entities and their respective Affiliates have, in all material respects, informed and consulted with their respective employee representative bodies to the degree required by applicable Laws and applicable collective bargaining, works council or similar employee representative agreements, including but not limited to the transactions contemplated by this Agreement.

(i) Each of the NBCU Transferors, the NBCU Entities and their respective Affiliates (in the case of the NBCU Transferors and their Affiliates that are not NBCU Entities, with respect to NBCU Employees only) are in compliance in all material respects with all applicable Laws relating to the employment of NBCU Employees (including employment or labor standards, labor relations, human rights, immigration, workers’ compensation, severance payment, payment of wages, the WARN Act and any similar state or local law, classification of independent contractor or other non-employee status and of exempt and non- exempt employees, pay equity, data protection and Automatic Transfer Legislation) and, except for amounts reflected in the NBCU Financial Statements or non-compliance which would not result in a material Liability to NBCU or any of its Affiliates, have timely paid in full all wages, salaries, benefits, commissions and other compensation, and all levies, assessments, contributions and payments to third parties (including social security or social insurance, housing fund, employment insurance, income tax, employer health tax, workers compensation, Multiemployer Plan contributions, or payments of its contributions with respect to social security agencies, family benefits agencies and any retirement and unemployment related agencies or other payments of tax and social security payments to Governmental Authorities) due to or on behalf of the NBCU Employees. Except for accrued amounts that are not past due and non- compliance which would not reasonably be expected to result in a material Liability to NBCU or any of its Affiliates, each of the NBCU Transferors, the NBCU Entities and their respective Affiliates has withheld, and paid to the relevant Governmental Authority, proper and accurate amounts from salaries and wages due to the NBCU Employees in due compliance in all material respects with relevant tax withholding provisions. No material claim with respect to payment of wages, salary or overtime pay has been asserted, or is now pending or, to the Knowledge of NBCU, threatened before any Governmental Authority, with respect to NBCU Employees, and there is no charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of NBCU, threatened with respect to the NBCU Businesses. No material charge of discrimination in employment or employment practices for any reason, including age, gender, race, religion or other legally protected category, has been asserted or is now pending or, to the Knowledge of NBCU, threatened before the United States Equal Employment Opportunity Commission or other Governmental Authority by NBCU Employees. As of the date hereof, none of the NBCU Transferors, the NBCU Entities or their respective Affiliates (in the case of the NBCU Transferors and their Affiliates that are not NBCU Entities, with respect to NBCU Employees only) is subject to any pending investigation from any labor inspection or similar Governmental Authority which could reasonably be expected to result in any material payment. There is no other material Action existing, pending or, to the Knowledge of NBCU, threatened by NBCU Employees against any NBCU Transferor, any NBCU Entity or any of their respective Affiliates, and there are no matters that would reasonably be expected to give rise to any such material Actions.

(j) To the Knowledge of NBCU, no NBCU Employee has been, is or will be, by performing services for the Newco Group, in violation of any term of any employment, invention disclosure or assignment, confidentiality, nondisclosure agreement, noncompetition agreement or other restrictive covenant or any order, other than any violation that would not have a material Liability.

(k) In the event the services of each NBCU Employee who, as of the date hereof, is a party to a NBCU Employee Agreement set forth in Section 3.14 of the NBCU Disclosure Letter was terminated on January 1, 2010, the aggregate amount of such NBCU Employees’ severance or termination pay or claim for damages to the extent attributable solely to annual base salary is set forth in Section 3.15(k) of the NBCU Disclosure Letter. Section 3.15(k) of the NBCU Disclosure Letter sets forth a list of all NBCU Employee Plans (other than any Multiemployer Plan) pursuant to which any amounts or benefits may become vested or payable, funded, increased or accelerated, as a result of the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event or events), including, as to any such NBCU Employee Plan constituting an employee pension benefit plan, any employer debt under Section 75 of the Pensions Act 1995, any withdrawal or termination penalty, or other similar penalty. There are no NBCU Employee Plans (other than any Multiemployer Plan) which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement (either alone or in combination with any other event or events) that would give rise to a material payment that is nondeductible by reason of Section 280G.

Section 3.16. NBCU Real Property. (a) Section 3.16(a) of the NBCU Disclosure Letter sets forth a list, as of the date hereof, of all of the material NBCU Owned Real Properties and the material NBCU Leased Real Properties.

(b) As of the date hereof, the NBCU Transferors or the NBCU Entities have good and valid fee simple title to all material NBCU Owned Real Property and valid leasehold title to the leasehold estate (as lessee or sublessee) in all material NBCU Leased Real Property, in each case free and clear of all Liens except for Permitted Liens.

(c) (i) All leases and subleases for the material NBCU Leased Real Property under which any of the NBCU Transferors or NBCU Entities is a lessee or sublessee are in full force and effect and are enforceable, in all material respects, in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and (ii) no written notices of material default under any such lease or sublease have been sent or received by any NBCU Transferors or NBCU Entities.

(d) None of the NBCU Transferors or NBCU Entities has received any written notice from any Governmental Authority asserting any material violation or alleged material violation of applicable Laws with respect to any NBCU Real Properties that remains uncured as of the date of this Agreement.

(e) The plants, buildings, structures and fixtures material to the NBCU Businesses included in the NBCU Assets are adequate for their present uses.

(f) The plants, buildings and structures material to the NBCU Businesses included in the NBCU Assets currently (i) have access to public roads or valid and subsisting easements, rights of way or private agreements (including, without limitation, leases) for access over private streets or private property for such ingress to and egress from all such plants, buildings and structures, and (ii) are serviced by such utilities as are necessary for the particular operations of NBCU taking place on the date hereof at each such plant, building or structure.

(g) Subject to Section 2.05, all real property material to the NBCU Businesses is included in either the NBCU Owned Real Property or the NBCU Leased Real Property.

Section 3.17. Insurance. (a) All material insurance policies maintained by or for the benefit of the NBCU Businesses, including all existing errors and omission insurance policies, are in full force and effect. The NBCU Transferors and the NBCU Entities have complied in all material respects with the terms and provisions of such policies. No claim has been made since January 1, 2006 with respect to the Library Rights under any errors and omissions policy maintained by or for the benefit of the NBCU Businesses.

(b) Section 3.17(b) of the NBCU Disclosure Letter sets forth a true and complete list, as of the date hereof, of (i) all NBCU Related Insurance Policies and (ii) all NBCU Exclusive Insurance Policies.

Section 3.18. Related Party Transactions. (a) Section 3.18(a) of the NBCU Disclosure Letter sets forth a true and complete description, as of the date hereof, of all Related Party NBCU Contracts or other arrangements between GE and its Subsidiaries (other any NBCU Entity) on the one hand, and any NBCU Entity, on the other hand.

(b) Section 3.18(b) of the NBCU Disclosure Letter sets forth, as of the date hereof, a true and complete list of all GE LCs and, if applicable, the aggregate potential Liability under each such GE LC.

Section 3.19. Library Rights. (a) As between (i) GE and its Subsidiaries (other than any NBCU Entity) on the one hand, and (ii) any NBCU Entity on the other hand, any and all rights in and to the Library (and any databases relating thereto) are held by the NBCU Entities (rather than by GE or any of its other Subsidiaries).

(b) All Exploitation Agreements entered into by a NBCU Transferor or NBCU Entity pursuant to which a NBCU Transferor or a NBCU Entity has granted any third party any right to Exploit any material portions of the Library or its components have been entered into in the ordinary course of business.

(c) None of the NBCU Transferors or the NBCU Entities have received (nor does NBCU have any Knowledge that the NBCU Transferors or the NBCU Entities will receive) from any registration or filing office of requisite authority in any jurisdiction, any notice from any third party terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C § 203 or § 304 or their foreign equivalents and relating to the Programs.

(d) An original negative or master of each of the Library Pictures currently being Exploited has been properly stored, in each case in accordance with standards customarily applied by major theatrical, television and home video distributors, as applicable, or the NBCU Transferors or the NBCU Entities has access to printable elements of such Library Pictures. Such original negatives, masters or printable elements are, in all material respects, in a commercially reasonable condition. Section 3.19(d) of the NBCU Disclosure Letter sets forth, as of the date hereof, a list, which is true and complete in all material respects, of the physical locations of such original negatives, masters, or printable elements, and to the extent such physical locations are owned or controlled by third parties, the NBCU Transferors and the NBCU Entities are party to customary access agreements.

(e) The Library Tangible Assets for the Programs are stored and maintained in all material respects in accordance with standard industry practices for the use and preservation of such materials, and the NBCU Entities have customary access thereto sufficient to Exploit the Programs.

Section 3.20. Distribution. (a) To the Knowledge of NBCU as of the date hereof, each distributor that is party to an Affiliation Agreement with a NBCU Transferor or NBCU Entity is meeting its payment obligations under such Affiliation Agreement in accordance with the terms of such Affiliation Agreement, other than the nonpayment of amounts that are subject to a bona fide dispute, controversy or claim. No NBCU Transferor or NBCU Entity is in material default or material breach of any such Affiliation Agreement, and there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both) under any such Affiliation Agreement on the part of any NBCU Transferor or NBCU Entity.

(b) With respect to any material Affiliation Agreement containing a delete or repositioning right, no multichannel video programming distributor has notified any NBCU Transferor or NBCU Entity in writing of its intention to delete or materially reposition any programming service.

(c) Section 3.20(c) of the NBCU Disclosure Letter sets forth, as of September 30, 2009, the number of subscribers with respect to each network of the NBCU Transferors and NBCU Entities as most recently reported by the applicable distributor.

Section 3.21. No Debt as of Closing. Immediately prior to the Closing, none of the NBCU Entities shall have any outstanding Debt, other than the NBCU Financing or Alternative Financing, as applicable, the Repatriation Notes (if any), Debt of any Subsidiary that is not, directly or indirectly, wholly owned by NBCU and capital lease obligations.

Section 3.22. Comcast/NBCU Sale. Subject to the consummation of the transactions contemplated by Section 2.02 and Section 2.03, as of immediately prior to the Closing, Navy Holdco 2 will be the sole owner of the Newco Membership Interests to be sold to Comcast pursuant to Section 2.04, free and clear of Liens (other than the restrictions set forth in the Newco Operating Agreement).

Section 3.23. NBCU Financing. NBCU has delivered to Comcast a true and complete copy of the Commitment Letter, dated as of December 3, 2009 (including the exhibits thereto), among NBCU and the lenders party thereto (the “NBCU Financing Commitment Letter” and the financing contemplated thereby, the “NBCU Financing”). The NBCU Financing Commitment Letter is a valid and binding obligation of NBCU and, to the Knowledge of NBCU, the other parties thereto and, as of the date of this Agreement, has not been amended or modified in any respect, and, to the Knowledge of NBCU, the respective commitments contained in the NBCU Financing Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. There are no conditions precedent or contingencies related to the funding of the full amount of the NBCU Financing (including pursuant to any “flex” provisions), other than as expressly set forth in the NBCU Financing Commitment Letter. As of the date of this Agreement, no event has occurred with respect to the NBCU Businesses which, with or without notice, lapse of time or both, would constitute a default or event of default on the part of NBCU under any term or condition of the NBCU Financing Commitment Letter, and as of the date of this Agreement, NBCU has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing or funding to be satisfied by it pursuant to the NBCU Financing Commitment Letter. The NBCU Financing, when funded in accordance with, and subject to the terms and conditions of, the NBCU Financing Commitment Letter will provide NBCU with funds sufficient to pay the NBCU Dividend in full.

Section 3.24. No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3 (AS MODIFIED BY THE NBCU DISCLOSURE LETTER) AND IN THE OTHER TRANSACTION AGREEMENTS, NEITHER NBCU NOR ANY OTHER PERSON (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF GE CONTAINED IN ARTICLE 4) MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT THE NBCU TRANSFERORS, THE NBCU ASSETS, THE NBCU ENTITIES, THE NBCU BUSINESSES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE ASSUMED NBCU LIABILITIES AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND NBCU AND GE DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY NBCU, GE OR THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT AS SET FORTH IN THIS AGREEMENT OR IN THE ANCILLARY AGREEMENTS, NBCU AND GE HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO COMCAST, NEWCO OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO COMCAST OR NEWCO BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF NBCU OR ANY OF ITS AFFILIATES). NBCU AND GE MAKE NO REPRESENTATIONS OR WARRANTIES REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE NBCU BUSINESSES, THE NBCU ENTITIES OR THE NBCU ASSETS.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GE

GE hereby represents and warrants to Newco and Comcast that, except as set forth in the GE Disclosure Letter:

Section 4.01. Incorporation, Qualification and Authority. (a) Each of GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. Each of GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 is duly qualified as a foreign corporation or other organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a NBCU Material Adverse Effect.

(b) The execution, delivery and performance by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 of the Transaction Agreements to which they are parties and the consummation by GE, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 of the transactions contemplated by, and the performance by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 under, the Transaction Agreements to which they are parties have been (or, in the case of the NBCU Transferors other than GE, will be, prior to the Closing) duly authorized by all requisite action on the part of GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2. This Agreement has been and, upon execution and delivery, the other Transaction Agreements to which GE, Newco, any NBCU Transferor, Navy Holdco 1 or Navy Holdco 2 is a party will be, duly executed and delivered by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2, as applicable, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes and, upon execution and delivery, the other Transaction Agreements will constitute, legal, valid and binding obligations of GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2, as applicable, enforceable against GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2, as applicable, in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) GE has previously made available to Comcast complete and correct copies of the organizational documents of NBCU and each of the NBCU Transferors that is not wholly owned, directly or indirectly, by GE, as amended through the date hereof. The organizational documents of NBCU and each NBCU Transferor are in full force and effect, and no resolution is pending or has been adopted providing for the amendment thereof (except as reflected therein) or for the dissolution or winding up of any such company. Neither NBCU nor any NBCU Transferor is in violation of any of the provisions of its organizational documents.

(d) Each of Navy Holdco 1 and Navy Holdco 2 is a wholly owned Subsidiary of GE. As of immediately prior to the Closing, Navy Holdco 2 shall own, directly or indirectly, all outstanding NBCU Shares free and clear of any Liens (other than Permitted Liens or any restrictions under the Securities Act or other applicable securities Laws).

(e) GE has previously made available to Comcast complete and correct copies of all Contracts between GE and any of its Subsidiaries (including the NBCU Entities), on the one hand, and Vivendi and any of its Subsidiaries, on the other hand, that relate to or affect the transactions contemplated by this Agreement (each such Contract, a “Vivendi Agreement”).

Section 4.02. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.05 and Section 4.03 have been obtained or taken, the execution, delivery and performance of this Agreement by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 and the other Transaction Agreements to which GE, the NBCU Transferors, Navy Holdco 1 or Navy Holdco 2 is or will at Closing be a party, and the consummation by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 of the transactions contemplated hereby and thereby, do not and will not (a) violate or conflict with any of the articles of incorporation or bylaws or similar organizational documents of GE or any of its Subsidiaries (other than any NBCU Entity), (b) conflict with or violate any Law or Governmental Order applicable to GE or any of its Subsidiaries (other than any NBCU Entity) or any of their respective properties or (c) result in any breach of, or constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the NBCU Assets pursuant to, or require a consent or approval under any note, bond, mortgage or indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which GE or any of its Subsidiaries is a party or by which any of their respective properties is bound or affected; except, in the case of clauses (b) and (c), for any such conflicts, violations, breaches, defaults, rights or Liens as, individually or in the aggregate, have not had and would not reasonably be expected to have a NBCU Material Adverse Effect and would not materially impair or delay the ability of any of GE, the NBCU Transferors, Navy Holdco 1 or Navy Holdco 2 to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements to which it is a party.

Section 4.03. Consents and Approvals. The execution, delivery and performance by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 of the Transaction Agreements to which GE, Newco, any NBCU Transferor, Navy Holdco 1 or Navy Holdco 2 is a party do not, and the performance by GE, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 of, and the consummation by GE, Newco, the NBCU Transferors, Navy Holdco 1 and Navy Holdco 2 of the transactions contemplated by, the Transaction Agreements will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act and applicable filings or approvals under non-U.S. antitrust and competition Laws, (b) in connection, or in compliance, with the applicable requirements of the Communications Act, (c) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification has not had and would not reasonably be expected to have, individually or in the aggregate, a NBCU Material Adverse Effect and would not materially impair or delay the ability of any of GE, Newco, any NBCU Transferor, Navy Holdco 1 or Navy Holdco 2 to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements to which it is a party and (d) as may be required as a result of any facts or circumstances relating to Comcast or its Affiliates.

Section 4.04. Brokers. Except for fees and expenses of J.P. Morgan Securities Inc., Goldman Sachs & Co., Inc. and Citigroup Global Capital Markets, in connection with their rendering of investment banking advice to GE and its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from GE or any of its Affiliates (including NBCU and Newco) in connection with transactions contemplated hereby based upon arrangements made by or on behalf of GE or any of its Affiliates.

Section 4.05. Securities Matters. (a) The NBCU Shares are being obtained by Newco for its own account, and not with a view to, or for the offer or sale in connection with, any distribution or sale of the NBCU Shares or any interest in them in violation of the Securities Act (or analogous Laws in any non- U.S. jurisdiction). Newco acknowledges that the NBCU Shares have not been registered under the Securities Act or any state securities Laws, and understands and agrees that it may not sell or dispose of any of the NBCU Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

(b) Except as set forth in Section 2.04, the Newco Membership Interests are being obtained by Navy Holdco 2 for its own account, and not with a view to, or for the offer or sale in connection with, any distribution or sale of the Newco Membership Interests or any interest in them in violation of the Securities Act (or analogous Laws in any non-U.S. jurisdiction). Navy Holdco 2 acknowledges that the Newco Membership Interests have not been registered under the Securities Act or any state securities Laws, and understands and agrees that it may not sell or dispose of any of the Newco Membership Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

Section 4.06. Newco. (a) Newco is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. Navy Holdco 2 is the sole member of Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Except for obligations expressly incurred under provisions contained in the Transaction Agreements, the NBCU Financing Commitment Letter and the Alternative Financing Agreements, as applicable, Newco has no Liabilities (whether accrued, absolute, contingent or otherwise).

(b) The execution, delivery and performance by Newco of the Transaction Agreements to which it is party and the consummation by Newco of the transactions contemplated by, and the performance by Newco under, the Transaction Agreements to which it is a party, have been duly authorized by all requisite action on the part of Newco and the members of Newco. This Agreement has been and, upon execution and delivery, the other Transaction Agreements to which Newco is a party will be, duly executed and delivered by Newco, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes and, upon execution and delivery, the other Transaction Agreements will constitute, legal, valid and binding obligations of Newco, enforceable against Newco in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) GE has previously made available to Comcast a complete and correct copy of the organizational documents of Newco, as amended through the date hereof. The organizational documents of Newco are in full force and effect, and no resolution is pending or has been adopted providing for the amendment thereof (except as reflected therein) or for the dissolution or winding up of Newco. Newco is not in violation of any of the provisions of its organizational documents.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF COMCAST

Comcast hereby represents and warrants to Newco and GE that, except as set forth in the Comcast Disclosure Letter:

Section 5.01. Incorporation, Qualification and Authority. (a) Each of the Comcast Transferors is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. Each of the Comcast Transferors is duly qualified as a foreign corporation or other organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a Comcast Material Adverse Effect.

(b) The execution, delivery and performance by the Comcast Transferors of the Transaction Agreements to which they are parties and the consummation by the Comcast Transferors of the transactions contemplated by, and the performance by the Comcast Transferors under, the Transaction Agreements to which they are parties, have been (or, in the case of Comcast Transferors other than Comcast, will be, prior to the Closing) duly authorized by all requisite action on the part of the Comcast Transferors. This Agreement has been and, upon execution and delivery, the other Transaction Agreements to which any Comcast Transferor is a party will be, duly executed and delivered by the Comcast Transferors party hereto and thereto, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes and, upon execution and delivery, the other Transaction Agreements will constitute, legal, valid and binding obligations of the Comcast Transferors party hereto and thereto, enforceable against such parties in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Comcast has previously made available to NBCU complete and correct copies of the organizational documents of each of the Comcast Transferors that is not wholly owned, directly or indirectly, by Comcast, as amended through the date hereof. The organizational documents of each Comcast

Transferor are in full force and effect, and no resolution is pending or has been adopted providing for the amendment thereof (except as reflected therein) or for the dissolution or winding up of any such company. No Comcast Transferor is in violation of any of the provisions of its organizational documents.

Section 5.02. Incorporation and Qualification of the Contributed Comcast Subsidiaries. (a) Except as would not reasonably be expected to, individually or in the aggregate, have a Comcast Material Adverse Effect, each of the Contributed Comcast Subsidiaries is a corporation or other organization duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the Contributed Comcast Subsidiaries has the requisite power and authority to operate its business as now conducted, is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a Comcast Material Adverse Effect.

(b) The organizational documents of each Contributed Comcast Subsidiary are in full force and effect. No Contributed Comcast Subsidiary is in violation of any of the provisions of its organizational documents. Comcast has previously made available to NBCU complete and correct copies of the organizational documents of each of the Contributed Comcast Subsidiaries, as amended through the date hereof.

Section 5.03. Capital Structure of the Contributed Comcast Subsidiaries and Other Equity Interests. (a) Section 5.03 of the Comcast Disclosure Letter sets forth the ownership percentages of each class of capital stock or other equity interests outstanding of each Contributed Comcast Subsidiary held by Comcast or its Subsidiaries, except for changes resulting from the consummation of the Comcast Restructuring. All of the outstanding shares or other equity interests of each of the Contributed Comcast Subsidiaries have been duly authorized and validly issued, and are fully paid (solely with respect to any Contributed Comcast Subsidiary that is a corporation) and nonassessable and were not issued in violation of any preemptive rights or any Law (including any federal or state securities Laws). There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating any of the Contributed Comcast Subsidiaries to issue, sell, purchase, return or redeem any of its shares, other equity interests or securities convertible into or exchangeable for its shares or other equity interests or any shares or other equity interests of any of the Contributed Comcast Subsidiaries. Comcast owns, directly or indirectly, the Contributed Comcast Equity Interests, free and clear of all Liens, except any Liens arising out of, under or in connection with this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares or other equity interests of any of the Contributed Comcast Subsidiaries.

(b) Section 5.03(b) of the Comcast Disclosure Letter sets forth the name and jurisdiction of each Person that (i) is not a Subsidiary of Comcast but in which Comcast or any of its Subsidiaries holds an equity interest having a value of $250,000 or more as reflected on the unaudited balance sheets of the Contributed Comcast Businesses as of June 30, 2009 and (ii) operates within the scope of the Contributed Comcast Businesses (“Comcast Minority Interests”). All of the Comcast Minority Interests are owned, directly or indirectly, by a Comcast Transferor or a Contributed Comcast Subsidiary free and clear of any Liens (other than Permitted Liens, any restrictions under the Securities Act and other applicable securities Laws or other Liens provided by the agreements or organizational documents of such entity). None of the Comcast Transferors or any of the Contributed Comcast Subsidiaries has any obligation, contingent or otherwise, to fund or participate in the debts of any Person in which any Comcast Transferor or Contributed Comcast Subsidiary holds a Comcast Minority Interest.

Section 5.04. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 5.05 have been obtained or taken, the execution, delivery and performance of this Agreement and the other Transaction Agreements to which any Comcast Transferor is or will at Closing be a party, and the consummation by such Comcast Transferors of the transactions contemplated hereby and thereby, do not and will not (a) violate or conflict with any of the articles of incorporation or bylaws or similar organizational documents of such Comcast Transferors or any Contributed Comcast Subsidiaries, (b) conflict with or violate any Law or Governmental Order applicable to such Comcast Transferor or any Contributed Comcast Subsidiaries or any of their respective properties (including the Comcast Assets), or (c) result in any breach of, or constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the Comcast Assets pursuant to, or require a consent or approval under any note, bond, mortgage or indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which any of the Comcast Transferors or any of the Contributed Comcast Subsidiaries is a party or by which any of their respective properties (including the Comcast Assets) is bound or affected; except, in the case of clauses (b) and (c), for any such conflicts, violations, breaches, defaults, rights or Liens as, individually or in the aggregate, have not had and would not reasonably be expected to have a Comcast Material Adverse Effect and would not materially impair or delay the ability of any of the Comcast Transferors to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements to which it is a party.

Section 5.05. Consents and Approvals. The execution, delivery and performance by the Comcast Transferors of the Transaction Agreements to which they are or will at Closing be parties do not, and the performance by the Comcast Transferors of, and the consummation by the Comcast Transferors of the transactions contemplated by, the Transaction Agreements (including the transactions contemplated by Section 6.14) will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act and applicable filings or approvals under non-U.S. antitrust and competition Laws, (b) in connection, or in compliance, with the applicable requirements of the Communications Act and applicable filings or approvals under non-U.S. Laws governing the regulation of telecommunications and broadcasting, (c) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification has not had and would not reasonably be expected to have, individually or in the aggregate, a Comcast Material Adverse Effect and would not materially impair or delay the ability of the Comcast Transferors to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements and (d) as may be required as a result of any facts or circumstances relating to GE, NBCU or their respective Affiliates.

Section 5.06. Financial Information; Accounting Controls; Absence of Undisclosed Liabilities. (a) Section 5.06(a) of the Comcast Disclosure Letter sets forth (i) the unaudited combined balance sheet of the Contributed Comcast Businesses at December 31, 2008 (the “Comcast Reference Balance Sheet”) and at December 31, 2007, (ii) the related unaudited combined statements of operations for the years ended December 31, 2008 and December 31, 2007, and (iii) the unaudited combined balance sheet of the Contributed Comcast Businesses as of June 30, 2009 and the related combined statements of operations of the Contributed Comcast Businesses for the six month period then ended (the balance sheets and statements referred to in clauses (i), (ii) and (iii) being herein collectively referred to as the “Comcast Financial Statements”). The Comcast Financial Statements have been prepared in all material respects in accordance with U.S. GAAP and, taken as a whole, present fairly, in all material respects, the financial position and results of operations of the Contributed Comcast Businesses at the respective dates and for the periods covered by such statements in accordance with U.S. GAAP, except for (i) the classification treatment of certain intercompany balances, (ii) the lack of an allocation of certain Comcast corporate costs and certain integrated Comcast corporate related accounts and balances, (iii) the lack of a statement of cash flows and a statement of shareholders equity, and (iv) an incomplete set of financial statement footnotes.

(b) The Comcast Transferors and the Contributed Comcast Subsidiaries have maintained systems of internal accounting controls with respect to the Contributed Comcast Businesses sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the Contributed Comcast Businesses. Comcast has implemented disclosure controls and procedures designed to ensure that material information relating to the Contributed Comcast Businesses is made known to the management of the Contributed Comcast Businesses by others within the Contributed Comcast Businesses.

(c) The information in any databases maintained by any Comcast Transferor or Contributed Comcast Subsidiary to track licensing of Library Pictures for television and home video worldwide relating to the Library of the Comcast Transferors and the Contributed Comcast Subsidiaries has been maintained by the Comcast Transferors and the Contributed Comcast Subsidiaries in the ordinary course of business, is derived from the books and records and the Exploitation Agreements of the Comcast Transferors and the Contributed Comcast Subsidiaries, and is relied on by the Comcast Transferors and the Contributed Comcast Subsidiaries in conducting the Contributed Comcast Businesses.

(d) Except (i) as set forth in the Comcast Financial Statements, (ii) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Comcast Reference Balance Sheet, (iii) Excluded Comcast Liabilities, (iv) Liabilities for Taxes, which are exclusively governed by the Tax Matters Agreement and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Comcast Material Adverse Effect, there are no Liabilities of the Comcast Transferors, the Contributed Comcast Subsidiaries or otherwise relating to the Contributed Comcast Businesses required under U.S. GAAP to be reflected in the Comcast Financial Statements.

Section 5.07. SEC Reports. Comcast has filed all required registration statements, reports and proxy statements with the SEC since December 31, 2006 (collectively, the “Comcast SEC Documents”). As of their respective effective dates (in the case of Comcast SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Comcast SEC Documents), the Comcast SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, applicable to such Comcast SEC Documents, and none of the Comcast SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.08. Absence of Certain Changes or Events. Except as contemplated by this Agreement, (a) since January 1, 2009, (i) the Contributed Comcast Businesses have been conducted in the ordinary course consistent with past practice and (ii) there has not occurred any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Comcast Material Adverse Effect and (b) from January 1, 2009 to the date hereof, none of Comcast or any of its Subsidiaries have taken any action that, individually or in the aggregate, would materially impair or delay the ability of the Comcast Transferors to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements.

Section 5.09. Absence of Litigation. No Actions are pending or, to the Knowledge of Comcast, threatened against the Comcast Transferors or any Contributed Comcast Subsidiaries or any of their respective properties or assets, and since January 1, 2007, no Comcast Transferor nor any Contributed Comcast Subsidiary has received any subpoena or notice of any claim or investigation that (a) has had or would reasonably be expected to have, individually or in the aggregate, a Comcast Material Adverse Effect or (b) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby, nor is there any Governmental Order outstanding against, or, to the Knowledge of Comcast, any investigation by any Governmental Authority, involving any Comcast Transferors or any Contributed Comcast Subsidiaries or any of their respective properties or assets, that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby.

Section 5.10. Compliance with Laws. Excluding employment and employee benefits matters (which are covered in Section 5.16), and Taxes (which are covered by the Tax Matters Agreement), none of the Comcast Transferors or Contributed Comcast Subsidiaries is in violation of any Laws or Governmental Orders applicable to the conduct of the Contributed Comcast Businesses by it or by which any Comcast Asset is bound or affected, and since January 1, 2008, no Comcast Transferors or Contributed Comcast Subsidiaries have received any notice from any Governmental Authority alleging any conflict with, or violation or breach of, any such Law or Governmental Order, in each case, except for violations the existence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Comcast Material Adverse Effect.

Section 5.11. Governmental Licenses and Permits. (a) This Section 5.11 does not address employment and employee benefits matters (which are covered in Section 5.16) and Taxes (which are covered by the Tax Matters Agreement). Each of the Comcast Transferors and the Contributed Comcast Subsidiaries is in compliance in all material respects with all Laws applicable to the ownership of their respective assets and properties and the operation of the Contributed

Comcast Businesses, and since January 1, 2008, no Comcast Transferor or Contributed Comcast Subsidiary has received any notice from any Governmental Authority alleging any material conflict with, material violation or breach of or material default under any such Law.

(b) Each of the Comcast Transferors and Contributed Comcast Subsidiaries has all permits, licenses, permissions, franchises, and amendments thereto, from any Governmental Authority (including FCC Licenses) necessary for the ownership and operation of the Contributed Comcast Businesses (the “Comcast Licenses”). Each of the Comcast Transferors and Contributed Comcast Subsidiaries is in compliance in all material respects with the terms of the Comcast Licenses, and no Comcast Transferors or Contributed Comcast Subsidiaries have received any notice from any Governmental Authority alleging any material conflict with or violation or breach of any Comcast License.

(c) Section 5.11(c) of the Comcast Disclosure Letter sets forth a complete list of the material FCC Licenses held by the Comcast Transferors and Contributed Comcast Subsidiaries (the “Comcast FCC Licenses”) currently in effect and all applications pending before any Governmental Authority with respect to the Comcast FCC Licenses. The Comcast FCC Licenses are in full force and effect and are not subject to any restrictions or conditions other than those affecting such type of Comcast FCC License generally. The Comcast Transferors and Contributed Comcast Subsidiaries have filed all reports, notifications and filings with the FCC necessary to maintain all Comcast FCC Licenses in full force and effect, have timely paid all FCC regulatory fees with respect thereto and, to the Knowledge of Comcast, there are no facts, events or conditions based upon which the FCC might reasonably be expected to revoke, suspend, cancel, rescind, terminate, require the disposition of, or fail to renew any of the Comcast FCC Licenses or fail to grant any pending Comcast FCC application or petition for a Comcast FCC License. The Comcast Transferors and Contributed Comcast Subsidiaries are operating only those facilities for which an appropriate FCC authorization has been obtained and such operation is in compliance with such authorization in all material respects.

(d) No application, action or proceeding is pending for the renewal or modification of any Comcast FCC Licenses and, except for actions or proceedings affecting such type of Comcast FCC License generally, no application, complaint, action or proceeding is pending or, to the Knowledge of Comcast, threatened that seeks or is reasonably likely to result in (i) the denial of an application for renewal of a Comcast FCC License, (ii) the revocation, adverse modification, non-renewal or suspension of any of the Comcast FCC Licenses or (iii) the issuance of a material cease-and-desist order. There is not now issued, outstanding, pending or, to the Knowledge of Comcast, threatened, by or before the FCC or any Governmental Authority, any order to show cause, notice of violation, notice of apparent liability, notice of forfeiture or complaint with respect to any of the

Comcast FCC Licenses that has had or would reasonably be expected to have, individually or in the aggregate, a Comcast Material Adverse Effect.

Section 5.12. Sufficiency of the Comcast Assets; Liens. (a) On the Closing Date (including after giving effect to the transactions contemplated by Section 6.14) and assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Sections 5.04 and 5.05 of the Comcast Disclosure Letter or as contemplated by Section 5.05), the Comcast Assets will, taking into account all Ancillary Agreements and Third Party Rights, constitute all of the assets (other than Intellectual Property) necessary to conduct the Contributed Comcast Businesses immediately following the Closing in all material respects as it is conducted on the date of this Agreement and on the Closing Date; provided, however, that nothing in this Section 5.12 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or working capital (or the availability of the same); and provided, further, that this Section 5.12(a) shall not be deemed to be breached as a result of any action by Comcast with respect to which GE has provided its specific consent (including pursuant to Section 6.01(b)).

(b) Except for Taxes, which are exclusively governed the Tax Matters Agreement, and Permitted Liens, the Comcast Assets (other than the Comcast Real Properties, which are the subject of Section 5.17 and the Comcast Owned Intellectual Property, which is the subject of Section 5.13) are owned by or otherwise made available to the Comcast Transferors or Contributed Comcast Subsidiaries, as the case may be, free and clear of all Liens.

(c) The Comcast Transferors and the Contributed Comcast Subsidiaries have maintained the material tangible Comcast Assets in accordance with applicable industry standards, ordinary wear and tear excepted.

Section 5.13. Intellectual Property. (a)(i) The Comcast Transferors and the Contributed Comcast Subsidiaries own sole and exclusive title to the Patents included in the Comcast Owned Intellectual Property. To the Knowledge of Comcast, the Comcast Transferors and the Contributed Comcast Subsidiaries own sole and exclusive title to (x) the Copyrights included in the Comcast Owned Intellectual Property to the extent of their ownership interest, and (y) all Comcast Owned Intellectual Property (other than the Patents and Copyrights included therein).

(ii) The Comcast Owned Intellectual Property is owned by the Comcast Transferors or the Contributed Comcast Subsidiaries, as the case may be, free and clear of all Liens, other than Permitted Liens.

(iii) The Comcast Intellectual Property, the applicable Third Party Rights, together with the rights to be conveyed pursuant to the

Comcast Intellectual Property Cross License Agreement and the Intellectual Property rights of Newco contemplated under the other Ancillary Agreements, constitute all material Intellectual Property in use by, and necessary for the operation of, the Contributed Comcast Businesses as currently conducted, assuming receipt of the relevant consents, approvals and authorizations relating to the matters set forth in Section 5.05 of the Comcast Disclosure Letter; provided, however, that this Section 5.13(a)(iii) shall not be deemed to be breached as a result of any action by Comcast with respect to which NBCU has provided its specific consent (including pursuant to Section 6.01(b)).

(b) To the Knowledge of Comcast, the operation and conduct of the Contributed Comcast Businesses as currently conducted do not infringe upon, misappropriate or otherwise violate the valid and enforceable Intellectual Property, moral rights or neighboring rights of any third party in any material respect.

(c) No Actions brought by Comcast or any of its Subsidiaries (including any Contributed Comcast Subsidiary) are pending against any Person, and no Person has received any subpoena or written notice of any claim or investigation from Comcast or any of its Subsidiaries (including any Contributed Comcast Subsidiary), alleging that such Person is infringing upon, misappropriating or otherwise violating in any material respect the Comcast Owned Intellectual Property or the Comcast Technology, except for such infringements, misappropriations or violations that arise from the unauthorized reproduction, performance or distribution by peer-to-peer file sharing, other online piracy or illegal hard disk counterfeiting.

(d) No Actions are pending or, to the Knowledge of Comcast, threatened against any of the Comcast Transferors or Contributed Comcast Subsidiaries or any of their respective properties or assets, and no Comcast Transferor or Contributed Comcast Subsidiary has received any subpoena or written notice of any claim or investigation, alleging that the operation or conduct of the Contributed Comcast Businesses by any of the Comcast Transferors or Contributed Comcast Subsidiaries infringes upon, misappropriates or otherwise violates any Intellectual Property of any third party in any material respect. There are no suits, actions or proceedings pending or, to the Knowledge of Comcast, threatened against any of the Comcast Transferors or Contributed Comcast Subsidiaries with respect to the validity, title or ownership of any material Comcast Owned Intellectual Property.

(e) (i) Section 5.13(e)(i) of the Comcast Disclosure Letter sets forth a true and complete list of all Comcast Registered IP (other than any registrations or applications for registration of Copyrights).

(ii) All maintenance fees for the Comcast Registered IP have been paid (except with respect to Comcast Registered IP which the Comcast Transferors and the Contributed Comcast Subsidiaries have abandoned or permitted to lapse in the ordinary course of business) and the Comcast Registered IP remains in full force and effect, in each case to the extent such Comcast Registered IP is material to the Contributed Comcast Businesses.

(iii) The Comcast Transferors and the Contributed Comcast Subsidiaries have taken all commercially reasonable steps to protect and maintain the Comcast Owned Intellectual Property that, in their reasonable business judgment, they have determined to be necessary or advisable for such protection or maintenance and, where reasonably necessary as of the date hereof, each item of the Comcast Owned Intellectual Property that is material to the Contributed Comcast Businesses has been duly registered with, filed in or issued by, as the case may be, the U.S. Patent and Trademark Office, the U.S. Copyright Office, the applicable domain name registrar or the corresponding authorities in foreign jurisdictions, to the extent necessary to ensure full protection under any applicable Law.

(f) Except for the Comcast Name and Comcast Marks, all Excluded Comcast Intellectual Property and Excluded Comcast Technology owned by Comcast and its Subsidiaries that is or has been used, held for use or Contemplated to be used in the Contributed Comcast Businesses has been licensed to Newco pursuant to the Comcast Intellectual Property Cross License Agreement.

(g) Each of the Comcast Transferors and the Contributed Comcast Subsidiaries has taken security measures reasonable in the industry in which it operates to protect the secrecy, confidentiality and value of all Trade Secrets included in the Comcast Intellectual Property and/or the Comcast Technology.

(h) The consummation of the transactions contemplated by this Agreement would not reasonably be expected to: (i) restrict, limit, invalidate, impair, alter, extinguish, result in the loss of or otherwise adversely affect any right, title or interest of Newco or any of the Contributed Comcast Subsidiaries in any Comcast Owned Intellectual Property or Comcast Technology, or its rights to use any Comcast Licensed Intellectual Property, in each case in a manner that would reasonably be expected to be material to the Contributed Comcast Businesses taken as a whole; (ii) grant or require Newco or any of the Contributed Comcast Subsidiaries to grant to any third party any right with respect to any Comcast Owned Intellectual Property or Comcast Technology, in each case that would reasonably be expected to be material to the Contributed Comcast Businesses taken as a whole; (iii) subject Newco or any of the Contributed Comcast Subsidiaries to an increase in royalties or other payments, in each case that would reasonably be expected to be material to the Contributed Comcast Businesses taken as a whole, under any Comcast IP License; (iv) diminish royalties or other payments to which the Comcast Transferors or the Contributed Comcast Subsidiaries would otherwise be entitled, in each case that would reasonably be expected to be material to the Contributed Comcast Businesses taken as a whole, under any Comcast IP License; or (v) result in the breach or, by its terms, termination of any Comcast IP License that is material to the Contributed Comcast Businesses taken as a whole. For the avoidance of doubt, the representation set forth in this Section 5.13(h) does not contemplate the manner in which the Business of Newco is to be operated after the Closing.

Section 5.14. Environmental and Health and Safety Matters. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Comcast Material Adverse Effect: (i) none of the Comcast Transferors (with respect to the Contributed Comcast Subsidiaries, the Comcast Assets or the Contributed Comcast Businesses), the Contributed Comcast Subsidiaries or the Comcast Assets (except for the Comcast Leased Real Property) is subject and, to the Knowledge of Comcast, no Comcast Leased Real Property is subject, to a written notice, notification, demand, citation, summons, request for information, investigation or order from, or agreement with, any Governmental Authority, or has been assessed any penalty or fine in the last five (5) years, in each case, relating to any Environmental Law, Environmental Permit or Hazardous Material; (ii) there has been no release, discharge, migration or disposal of Hazardous Materials on, at, to, under or from (including offsite disposal or arrangement for the disposal from) the Comcast Real Properties or, to the Knowledge of Comcast, real properties formerly owned, leased or operated by the Contributed Comcast Subsidiaries or otherwise used in the Contributed Comcast Businesses; (iii) there are no Actions pending or threatened against the Comcast Transferors (with respect to the Contributed Comcast Subsidiaries, the Comcast Assets or the Contributed Comcast Businesses), the Comcast Assets or the Contributed Comcast Subsidiaries, in each case, relating to any Environmental Law, Environmental Permit or Hazardous Material; (iv) the Comcast Transferors (with respect to the Comcast Assets or the Contributed Comcast Businesses), the Contributed Comcast Subsidiaries, the Comcast Assets and the Contributed Comcast Businesses have operated for the last five (5) years and are operating in compliance with applicable Environmental Laws including obtaining and maintaining all Environmental Permits; (v) there are no Liabilities of the Comcast Transferors (with respect to the Comcast Assets or the Contributed Comcast Businesses) or the Contributed Comcast Subsidiaries or otherwise relating to the Contributed Comcast Businesses, in each case, with respect to any Environmental Law, Environmental Permit or Hazardous Material; and (vi) there are no financial assurance requirements pertaining to the Contributed Comcast Businesses or the Comcast Assets (including, to the Knowledge of Comcast, the Comcast Leased Real Property) under any Environmental Law or Environmental Permit.

(b) All material environmental or health and safety assessments and reports conducted within the last five (5) years by or on behalf of the Contributed Comcast Subsidiaries or, with respect to the Comcast Real Properties or the Contributed Comcast Businesses, the Comcast Transferors, have been furnished or made available to GE and NBCU.

(c) With respect to the Contributed Comcast Subsidiaries, the Comcast Assets and the Contributed Comcast Businesses, the consummation of the transactions contemplated hereby requires no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

The representations and warranties made by Comcast in Section 5.08 and Section 5.14 are the only representations and warranties made by Comcast in this Agreement with respect to any matters arising under, or regulated pursuant to, any Environmental Law or Environmental Permit.

Section 5.15. Significant Comcast Contracts. (a) Section 5.15(a) of the Comcast Disclosure Letter sets forth a true and complete list of all of the following Contracts to which Comcast or any of its Subsidiaries (including any of the Contributed Comcast Subsidiaries) is a party or by which it or any of its properties or assets may be bound as of the date of this Agreement (in each case (x) only with respect to the Contributed Comcast Businesses and (y) as amended, supplemented, waived or otherwise modified through the date of this Agreement, collectively, the “Significant Comcast Contracts”):

(i) stock purchase agreements or asset purchase agreements that (x) would reasonably be expected to involve aggregate consideration (including any Debt for borrowed money acquired or assumed thereunder) in excess of $18.75 million, (y) have not expired by, and have not been terminated in accordance with, their terms, and (z) relate to the prospective acquisition or disposition of any Contributed Comcast Assets or the Contributed Comcast Businesses;

(ii) Contracts pursuant to which any Comcast Transferor or Contributed Comcast Subsidiary currently leases any Comcast Assets (other than leases for Comcast Leased Real Property and Contracts related to transactions involving the Library entered into in the ordinary course of business) and in respect of which the Comcast Transferors and Contributed Comcast Subsidiaries would reasonably be expected to make, on or after the date hereof, aggregate payments in excess of $12.5 million;

(iii) (A) joint venture, partnership and limited liability company operating agreements pursuant to which a Comcast Transferor or any of the Contributed Comcast Subsidiaries would reasonably be expected to make, on or after the date hereof, aggregate payments in excess of $18.75 million, (B) organizational documents of other material joint ventures, partnerships and limited liability companies included in the Comcast Assets and (C) organizational documents or other Contracts relating to other joint ventures, partnerships and limited liability companies included in the Contributed Comcast Assets in which Comcast and its Subsidiaries own an interest with a value in excess of $6.25 million, containing rights, agreements, arrangements or commitments obligating any party thereto to issue, sell, purchase, return, convert or redeem any of the shares or other equity interests of such joint venture, partnership or limited liability company or securities convertible into or exchangeable for such shares or other equity securities;

(iv) Contracts prohibiting or materially restricting the ability of any Comcast Transferor or any Contributed Comcast Subsidiary to (A) engage in any business, (B) sell any products or services to any other Person, (C) operate in any geographical area or (D) compete with or obtain products or services from any Person or prohibit or restrict the ability of any Person to provide products or services to any Comcast Transferor or any Contributed Comcast Subsidiary, in each case, other than (x) exclusivity and channel distribution restrictions contained in Exploitation Agreements or Affiliation Agreements and (y) exclusivity restrictions contained in sourcing agreements that would not reasonably be expected to involve annual payments in excess of $2.5 million, in each case (x) and (y), entered into in the ordinary course of business;

(v) Contracts relating to the borrowing of money or extension of credit that would reasonably be expected to involve amounts in excess of $10 million to which any Comcast Transferor or Contributed Comcast Subsidiary is a party;

(vi) Exploitation Agreements (A) pursuant to which the Comcast Transferors and the Contributed Comcast Subsidiaries would reasonably be expected to receive annual revenue in excess of $6.25 million for fiscal year 2009, and/or (B) in respect of which the Comcast Transferors and Contributed Comcast Subsidiaries would reasonably be expected to make payments in excess of (x) $6.25 million in fiscal year 2010 or 2011 or (y) $25 million in any other fiscal year, other than, in each case under (A) or (B) above, any Contract of the type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in clause (ix) of this Section 5.15(a);

(vii) Affiliation Agreements representing the top ten (ranked by aggregate distribution fees payable during the nine month period ending on September 30, 2009) programming service distribution agreements;

(viii) “term deals” as commonly understood in the motion picture or television industry pursuant to which the relevant Comcast Transferors and Contributed Comcast Subsidiaries would reasonably be expected to pay, on or after the date hereof, aggregate compensation in excess of $2.5 million;

(ix) each Contract pursuant to which any Comcast Transferor or Contributed Comcast Subsidiary licenses any exhibition rights in Programs to third parties for any period ending on or after September 30, 2009 on an output basis (i.e., which grants television exhibition rights to Library Pictures, or films that will become Library Pictures, that will become available for such exhibition during a specified prospective multiyear period of time, and under which not all Library Pictures are specifically identified by title) pursuant to which the relevant Comcast Transferors and Contributed Comcast Subsidiaries would reasonably be expected to receive annual revenue in excess of $6.25 million for fiscal year 2009;

(x) material Comcast IP Licenses, other than any (A) “shrinkwrap” or “clickwrap” licenses or agreements for commercially available off-the-shelf Software, (B) confidentiality agreements made in the ordinary course of business, or (C) any Contract of the type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in clauses (i)-(ix) or (xi)-(xiii) of this Section 5.15(a);

(xi)  Talent Contracts representing, as of the date hereof, the top 10 Talent Contracts (based on the aggregate amount of payments reasonably expected to be made by the relevant Comcast Transferors and Contributed Comcast Subsidiaries) and the employment agreements of the president of the Comcast programming division and each of his direct reports (to the extent that such individuals are party to employment agreements);

(xii) infomercial or similar paid programming Contracts granting any Person the right to program any block of time on the television and cable networks included in the Comcast Assets (the “Comcast Cable Networks”) pursuant to which the relevant Comcast Transferors and Contributed Comcast Subsidiaries would reasonably be expected to receive, on or after the date hereof, aggregate consideration in excess of $2.5 million;

(xiii) Contracts for the acquisition, lease or servicing of satellite transponders and other uplink and downlink and terrestrial transmission (including fiber optic) arrangements relating to the distribution of the broadcast and cable networks of the Contributed Comcast Businesses and in respect of which the relevant Comcast Transferors and Contributed Comcast Subsidiaries would reasonably be expected to make, on or after the date hereof, aggregate payments in excess of $2.5 million;

(xiv) the Contracts listed on Section 5.15(a)(xiv) of the Comcast Disclosure Letter; and

(xv) Contracts not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xiv) that would reasonably be expected to involve payments in excess of $25 million.

(b) Each Significant Comcast Contract is a legal, valid and binding obligation of the applicable Comcast Transferor or Contributed Comcast Subsidiary, as the case may be, and, to the Knowledge of Comcast, each other party to such Comcast Contract (other than NBCU or its Affiliates), and is enforceable against the applicable Comcast Transferor or Contributed Comcast Subsidiary, as the case may be, and, to the Knowledge of Comcast, each such other party (other than NBCU or its Affiliates), in accordance with its terms subject, in each case, to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Assuming the receipt of all consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement pursuant to the Contracts set forth on Section 5.04 of the Comcast Disclosure Letter, neither the Comcast Transferors nor the Contributed Comcast Subsidiaries nor, to the Knowledge of Comcast, any other party to a Significant Comcast Contract (other than any NBCU Entity) is in material default or material breach of a Significant Comcast Contract, and there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both) under any Significant Comcast Contract on the part of any Comcast Transferor or Contributed Comcast Subsidiary or, to the Knowledge of Comcast, any other Person (other than NBCU or its Affiliates). Comcast has made available to NBCU complete copies of all written Significant Comcast Contracts, together with any amendments thereto, and accurate descriptions of all material terms of any oral Significant Comcast Contracts, in each case, other than the Contracts listed on Section 5.15(b) of the Comcast Disclosure Letter. Section 5.15(b)(i) of the Comcast Disclosure Letter

sets forth a list of Significant Comcast Contracts with respect to which NBCU has made available to Comcast descriptions of certain provisions. All such descriptions are accurate and complete.

(c) None of the Comcast Transferors or the Contributed Comcast Subsidiaries has received, within the three (3) years ending on the date hereof, any written notice of any violation or breach of any MFN included in any Affiliation Agreement.

(d) Neither Comcast nor any of its Subsidiaries is a party to or bound by and the Contributed Comcast Assets do not contain any Contract that, by its terms, would bind Affiliates of Newco (other than Comcast, its Subsidiaries and the Contributed Comcast Subsidiaries) after giving effect to the Closing. Comcast has made available to NBCU accurate and complete copies of the provisions referenced on Section 5.15(d) of the Comcast Disclosure Letter.

Section 5.16. Employment and Employee Benefits Matters. (a) Section 5.16(a) of the Comcast Disclosure Letter sets forth a list, as of the date hereof, of all material Comcast Employee Plans and separately identifies (i) the material Comcast Parent Plans, (ii) the material Comcast Subsidiary Plans (other than Comcast Multiemployer Plans), (iii) the Comcast Multiemployer Plans covering 50 or more active Comcast Contributed Business Employees employed in the United States and the material Comcast Multiemployer Plans covering Comcast Contributed Business Employees employed outside of the United States, (iv) the Comcast Employee Plans (other than Comcast Multiemployer Plans) constituting plans subject to Title IV of ERISA or other defined benefit pension plans covering 50 or more Comcast Contributed Business Employees, (v) each Comcast Employee Plan (other than any Multiemployer Plan) that provides for post- retirement medical coverage for 50 or more Comcast Contributed Business Employees (excluding coverage as required to avoid an excise tax under section 4980B of the Code, coverage through the end of the calendar month in which retirement occurs, post-employment coverage under a medical expense reimbursement account and coverage during any severance benefits period), and (vi) to the Knowledge of Comcast, the principal labor agreements covering the current material terms and conditions of employment with each union or labor organization, collective bargaining unit, works council or other employee representative that applies to Comcast Contributed Business Employees. Comcast has previously made available to GE a true and complete copy of each Comcast Employee Plan (other than Multiemployer Plans) covering Comcast Contributed Business Employees employed in the United States and a summary or written description of each material Comcast Employee Plan applicable to Comcast Contributed Business Employees employed in countries other than the United States.

(b) To the Knowledge of Comcast, as of the date hereof, no Comcast Multiemployer Plan is in critical, endangered, or seriously endangered status as described in Section 305 of ERISA, as amended by the Pension Protection Act of 2006.

(c) Each Comcast Employee Plan (and, as of the date hereof, with respect to any Multiemployer Plan, solely to the Knowledge of Comcast without any inquiry) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and each related trust that is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification or exemption, as the case may be. Each Comcast Employee Plan (other than any Multiemployer Plan) that is required to be registered in order to obtain tax-approved, favored or qualified status in the relevant jurisdiction has been registered or, where applicable, accepted for registration, and has been maintained in good standing with applicable Governmental Authorities, except as would not reasonably be expected to have a Comcast Material Adverse Effect.

(d) With respect to each Comcast Employee Plan (other than any Multiemployer Plan) subject to Title IV of ERISA, there is no liability incurred under Title IV of ERISA that has not been satisfied in full (other than premiums to the Pension Benefit Guaranty Corporation which are not past due or amounts reflected in the Comcast Financial Statements). None of the Comcast Assets is the subject of any Lien arising under ERISA or Section 412 of the Code. With respect to each Comcast Employee Plan (other than any Multiemployer Plan) that is a registered pension plan, no Person has (i) withdrawn any funds from the plan;(ii) merged any of the plans with another registered pension plan; (iii) transferred assets from another registered pension plan to the plan; (iv) taken a contribution holiday in respect of the plan; or (v) used assets from the plan to pay administrative expenses of the plan, except, in each such case, (A) in accordance with terms of the respective plan (and any applicable funding agreement) and applicable Law; or (B) as to which there is no material Liability.

(e) Each Comcast Employee Plan (other than Multiemployer Plans) is now and has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws.

(f) There are no material controversies (other than routine benefit claims for benefits in the ordinary course) pending or, to the Knowledge of Comcast, threatened in connection with any Comcast Subsidiary Plan (other than any Multiemployer Plan) or, except as would not reasonably be expected to have a Comcast Material Adverse Effect, any other Comcast Employee Plan (other than any Multiemployer Plan).

(g) None of the Comcast Transferors, the Contributed Comcast Subsidiaries or their respective Affiliates has breached or otherwise failed to comply in any material respect with the provisions of any collective bargaining, works council or similar employee representative agreement, and as of the date hereof there are no material grievances or arbitrations outstanding thereunder. There are no formal organizational campaigns, corporate campaigns, petitions, demands for recognition via card-check or, to the Knowledge of Comcast, other material unionization activities seeking recognition of a bargaining unit in the Contributed Comcast Businesses. As of the date hereof, there are no material unfair labor practice charges, grievances, pending arbitrations, or other complaints or union representation questions before the National Labor Relations Board or other labor board or Governmental Authority that could materially affect Comcast Contributed Business Employees and would reasonably be expected to result in a material Liability to the Newco Group.

(h) As of the date hereof, there are no current or, to the Knowledge of Comcast, threatened material strikes, slowdowns or work stoppages, and no such material strike, slowdown or work stoppage has occurred within the three years preceding the date hereof. Except as would not reasonably be expected to result in a material Liability to the Contributed Comcast Businesses, the Comcast Transferors, the Contributed Comcast Subsidiaries and their respective Affiliates have, in all material respects, informed and consulted with their respective employee representative bodies to the degree required by applicable Laws and applicable collective bargaining, works council or similar employee representative agreements, including but not limited to the transactions contemplated by this Agreement.

(i) Each of the Comcast Transferors, the Contributed Comcast Subsidiaries and their respective Affiliates (in the case of the Comcast Transferors and their Affiliates that are not Contributed Comcast Subsidiaries, with respect to Comcast Contributed Business Employees only) are in compliance in all material respects with all applicable Laws relating to the employment of Comcast Contributed Business Employees (including employment or labor standards, labor relations, human rights, immigration, workers’ compensation, severance payment, payment of wages, the WARN Act and any similar state or local law, classification of independent contractor or other non-employee status and of exempt and non-exempt employees, pay equity, data protection and Automatic Transfer Legislation) and, except for amounts reflected in the Comcast Financial Statements or non-compliance which would not result in a material Liability to Comcast or any of its Affiliates, have timely paid in full all wages, salaries, benefits, commissions and other compensation, and all levies, assessments, contributions and payments to third parties (including social security or social insurance, housing fund, employment insurance, income tax, employer health tax, workers compensation, Multiemployer Plan contributions, or payments of its contributions with respect to social security agencies, family benefits agencies and any retirement and unemployment related agencies or other payments of tax and social security payments to Governmental Authorities) due to or on behalf of the Comcast Contributed Business Employees. Except for accrued amounts that are not past due and non-compliance which would not reasonably be expected to result in a material Liability to Comcast or any of its Affiliates, each of the Comcast Transferors, the Contributed Comcast Subsidiaries and their respective Affiliates has withheld, and paid to the relevant Governmental Authority, proper and accurate amounts from salaries and wages due to the Comcast Contributed Business Employees in due compliance in all material respects with relevant tax withholding provisions. No material claim with respect to payment of wages, salary or overtime pay has been asserted, or is now pending or, to the Knowledge of Comcast, threatened before any Governmental Authority, with respect to Comcast Contributed Business Employees, and there is no charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of Comcast, threatened with respect to the Contributed Comcast Businesses. No material charge of discrimination in employment or employment practices for any reason, including age, gender, race, religion or other legally protected category, has been asserted or is now pending or, to the Knowledge of Comcast, threatened before the United States Equal Employment Opportunity Commission or other Governmental Authority by Comcast Contributed Business Employees. As of the date hereof, none of the Comcast Transferors, the Contributed Comcast Subsidiaries or their respective Affiliates (in the case of the Comcast Transferors and their Affiliates that are not Contributed Comcast Subsidiaries, with respect to Comcast Contributed Business Employees only) is subject to any pending investigation from any labor inspection or similar Governmental Authority which could reasonably be expected to result in any material payment. There is no other material Action existing, pending or, to the Knowledge of Comcast, threatened by Comcast Contributed Business Employees against any Comcast Transferor, any Contributed Comcast Subsidiary or any of their respective Affiliates, and there are no matters that would reasonably be expected to give rise to any such material Actions.

(j) To the Knowledge of Comcast, no Comcast Contributed Business Employee has been, is or will be, by performing services for the Newco Group, in violation of any term of any employment, invention disclosure or assignment, confidentiality, nondisclosure agreement, noncompetition agreement or other restrictive covenant or any order, other than any violation that would not have a material Liability.

(k) In the event the services of each Comcast Contributed Business Employee who, as of the date hereof, is a party to a Comcast Employee Agreement set forth in Section 5.15(a)(xi) of the Comcast Disclosure Letter was terminated on January 1, 2010, the aggregate amount of such Comcast Contributed Business Employees’ severance or termination pay or claim for damages to the extent attributable solely to annual base salary is set forth in Section 5.16(k) of the Comcast Disclosure Letter. Section 5.16(k) of the Comcast Disclosure Letter sets forth a list of all Comcast Employee Plans (other than any Multiemployer Plan) pursuant to which any amounts or benefits may become vested or payable, funded, increased or accelerated, as a result of the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event or events), including, as to any such Comcast Employee Plan constituting an employee pension benefit plan, any employer debt under Section 75 of the Pensions Act 1995, any withdrawal or termination penalty, or other similar penalty. There are no Comcast Employee Plans (other than any Multiemployer Plan) which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement (either alone or in combination with any other event or events) that would give rise to a material payment that is nondeductible by reason of Section 280G.

Section 5.17. Comcast Real Property. (a) Section 5.17(a) of the Comcast Disclosure Letter sets forth a list, as of the date hereof, of all of the material Comcast Owned Real Properties and the material Comcast Leased Real Properties.

(b) As of the date hereof, the Comcast Transferors or the Contributed Comcast Subsidiaries have good and valid fee simple title to all material Comcast Owned Real Property and valid leasehold title to the leasehold estate (as lessee or sublessee) in all material Comcast Leased Real Property, in each case free and clear of all Liens except for Permitted Liens.

(c) (i) All leases and subleases for the material Comcast Leased Real Property under which any of the Comcast Transferors or Contributed Comcast Subsidiaries is a lessee or sublessee are in full force and effect and are enforceable, in all material respects, in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and (ii) no written notices of material default under any such lease or sublease have been sent or received by any Comcast Transferors or Contributed Comcast Subsidiaries.

(d) None of the Comcast Transferors or Contributed Comcast Subsidiaries has received any written notice from any Governmental Authority asserting any material violation or alleged material violation of applicable Laws with respect to any Comcast Real Properties that remains uncured as of the date of this Agreement.

(e) The plants, buildings, structures and fixtures material to the Comcast Businesses included in the Comcast Assets are adequate for their present uses.

(f) The plants, buildings and structures material to the Comcast Businesses included in the Comcast Assets currently (i) have access to public roads or valid and subsisting easements, rights of way or private agreements (including leases) for access over private streets or private property for such ingress to and egress from all such plants, buildings and structures, and (ii) are serviced by such utilities as are necessary for the particular operations of Comcast taking place on the date hereof at each such plant, building or structure.

(g) Subject to Section 2.05, all real property material to the Contributed Comcast Businesses is included in either the Comcast Owned Real Property or the Comcast Leased Real Property.

Section 5.18. Insurance. (a) All material insurance policies maintained by or for the benefit of the Contributed Comcast Businesses, including all existing errors and omission insurance policies, are in full force and effect. The Comcast Transferors and the Contributed Comcast Subsidiaries have complied in all material respects with the terms and provisions of such policies. No claim has been made since January 1, 2006 with respect to the Library Rights under any errors and omissions policy maintained by or for the benefit of the Contributed Comcast Businesses.

(b) Section 5.18(b) of the Comcast Disclosure Letter sets forth a true and complete list, as of the date hereof, of (i) all Comcast Available Insurance Policies and (ii) all Comcast Transferable Insurance Policies.

Section 5.19. Brokers. Except for fees and expenses of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and UBS Securities LLC in connection with their rendering of investment banking advice to Comcast and its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Comcast or any of its Affiliates in connection with transactions contemplated hereby based upon arrangements made by or on behalf of Comcast or any of its Affiliates.

Section 5.20. Related Party Transactions. (a) Section 5.20(a) of the Comcast Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Related Party Comcast Contracts.

(b) Section 5.20(b) of the Comcast Disclosure Letter sets forth, as of the date hereof, a true and complete list of the Comcast LCs and, if applicable, the aggregate potential Liability under each such Comcast LC.

Section 5.21. Library Rights. (a) As between (i) Comcast and its Subsidiaries (other than any Contributed Comcast Subsidiary) on the one hand, and (ii) any Contributed Comcast Subsidiary on the other hand, any and all rights in and to the Library (and any databases relating thereto) are held by the Contributed Comcast Subsidiaries (rather than by Comcast or any of its other Subsidiaries).

(b) All Exploitation Agreements entered into by a Comcast Transferor or Contributed Comcast Subsidiary pursuant to which a Comcast Transferor or a Contributed Comcast Subsidiary has granted any third party any right to Exploit any material portions of the Library or its components have been entered into in the ordinary course of business.

(c) None of the Comcast Transferors or the Contributed Comcast Subsidiaries have received (nor does Comcast have any Knowledge that the Comcast Transferors or the Contributed Comcast Subsidiaries will receive) from any registration or filing office of requisite authority in any jurisdiction, any notice from any third party terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C § 203 or § 304 or their foreign equivalents and relating to the Programs.

(d) An original negative or master of each of the Library Pictures currently being Exploited has been properly stored, in each case in accordance with standards customarily applied by major theatrical, television and home video distributors, as applicable, or the Comcast Transferors or the Contributed Comcast Subsidiaries has access to printable elements of such Library Pictures. Such original negatives, masters or printable elements are, in all material respects, in a commercially reasonable condition. Section 5.21(d) of the Comcast Disclosure Letter sets forth, as of the date hereof, a list, which is true and complete in all material respects, of the physical locations of such original negatives, masters, or printable elements, and to the extent such physical locations are owned or controlled by third parties, the Comcast Transferors and the Contributed Comcast Subsidiaries are party to customary access agreements.

(e) The Library Tangible Assets for the Programs are stored and maintained in all material respects in accordance with standard industry practices for the use and preservation of such materials, and Comcast and its Subsidiaries have customary access thereto sufficient to Exploit the Programs.

Section 5.22. Distribution. (a) To the Knowledge of Comcast as of the date hereof, each distributor that is party to an Affiliation Agreement with a Comcast Transferor or Contributed Comcast Subsidiary is meeting its payment obligations under such Affiliation Agreement in accordance with the terms of such Affiliation Agreement, other than the nonpayment of amounts that are subject to a bona fide dispute, controversy or claim. No Comcast Transferor or

Contributed Comcast Subsidiary is in material default or material breach of any such Affiliation Agreement, and there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both) under any such Affiliation Agreement on the part of any Comcast Transferor or Contributed Comcast Subsidiary.

(b) With respect to any material Affiliation Agreement containing a delete or repositioning right, no multichannel video programming distributor has notified any Comcast Transferor or Contributed Comcast Subsidiary in writing of its intention to delete or materially reposition any programming service.

(c) Section 5.22(c) of the Comcast Disclosure Letter sets forth, as of September 30, 2009, the number of subscribers with respect to each network of the Comcast Transferors and Contributed Comcast Subsidiaries as most recently reported by the applicable distributor.

Section 5.23. No Debt as of Closing. Immediately prior to the Closing, none of the Contributed Comcast Subsidiaries shall have any outstanding Debt other than Debt of any Subsidiary that is not, directly or indirectly, wholly owned by Comcast and capital lease obligations.

Section 5.24. Securities Matters. The Newco Membership Interests (including those to be purchased from NBCU in accordance with Section 2.04) are being obtained by Comcast for its own account, and not with a view to, or for the offer or sale in connection with, any distribution or sale of the Newco Membership Interests or any interest in them in violation of the Securities Act (or analogous Laws in any non-U.S. jurisdiction). Comcast has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Newco Membership Interests, and is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Newco Membership Interests. Comcast acknowledges that the Newco Membership Interests have not been registered under the Securities Act or any state securities Laws, and understands and agrees that it may not sell or dispose of any of the Newco Membership Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

Section 5.25. Availability of Funds; Ability to Close. On the Closing Date, Comcast will have cash available or availability under borrowing facilities that together are sufficient to enable it to consummate the transactions contemplated by this Agreement.

Section 5.26. No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS

ARTICLE 5 (AS MODIFIED BY THE COMCAST DISCLOSURE LETTER) AND IN THE OTHER TRANSACTION AGREEMENTS, NEITHER COMCAST NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO COMCAST OR THE OTHER COMCAST TRANSFERORS, THE COMCAST ASSETS, THE CONTRIBUTED COMCAST SUBSIDIARIES, THE CONTRIBUTED COMCAST BUSINESSES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE ASSUMED COMCAST LIABILITIES AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND COMCAST DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY COMCAST OR ITS AFFILIATES, OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT AS SET FORTH IN THIS AGREEMENT OR IN THE ANCILLARY AGREEMENTS, COMCAST HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO THE PARTIES HERETO, NEWCO OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY OTHER PARTIES HERETO BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF COMCAST OR ANY OF ITS AFFILIATES). COMCAST MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE CONTRIBUTED COMCAST BUSINESSES, THE COMCAST ASSETS OR THE CONTRIBUTED COMCAST SUBSIDIARIES.

ARTICLE 6
ADDITIONAL AGREEMENTS

Section 6.01. Conduct of Business Prior to the Closing. (a) NBCU. From the date of this Agreement through the Closing, except as required by applicable Law or any Governmental Authority, as otherwise expressly contemplated by the Transaction Agreements (including Section 6.05 and Section 6.14) and for matters identified in Section 6.01(a) of the NBCU Disclosure Letter, unless Comcast otherwise consents in writing in advance (which consent, except in the case of Section 6.01(a)(ii), shall not be unreasonably withheld, conditioned or delayed), GE will, and will cause the other NBCU Transferors and the NBCU Entities to, (x) conduct the NBCU Businesses and operations thereof in the ordinary course of business consistent with past practice (including with respect to labor and union matters), (y) use commercially reasonable efforts to preserve intact the business organizations of the NBCU Businesses, keep available the services of their executive officers and key employees, maintain NBCU Owned Real Property and NBCU Leased Real Property in the ordinary course of business consistent with past practice, continue to pursue, consistent with past practices and subject to changes in facts and circumstances, the Development Agreement and activities related thereto, including all applications and permits related thereto, as appropriate in the reasonable good faith judgment of NBCU from time to time, and preserve their current business relationships with the material customers, authors, producers, directors, actors, performers, announcers, suppliers, advertisers, distributors, business partners and others persons having business dealings with them and (z) with respect to the NBCU Businesses and NBCU Entities, not do any of the following:

(i) except in the ordinary course of business consistent with past practice, grant, permit or create any Lien (other than a Permitted Lien) on any NBCU Assets (whether tangible or intangible) with a value individually in excess of $10 million or, in the aggregate, in excess of $50 million;

(ii) (A) acquire (through GE or any of its Affiliates, including any NBCU Entity) by merger, consolidation, combination or amalgamation, or (B) acquire any equity interest in or assets of, any corporation, partnership, association or other business organization or division thereof, in each case, for consideration (including any Debt for borrowed money acquired or assumed in such transaction), in an amount greater than $100 million in any single transaction or $250 million in the aggregate; provided that such aggregate cap of $250 million shall not prohibit or restrict any NBCU Entity’s ability to enter into any Library Underlying Agreement or to acquire any Library Literary Properties, in each case in the ordinary course of business and for consideration on a per transaction basis of $20 million or less (excluding participation and similar variable payments);

(iii) except for the NBCU Financing or the Alternative Financing Arrangements, the GE Note, the Comcast Note and the Repatriation Notes (if any), and for Debt assumed or incurred in a transaction permitted pursuant to Section 6.01(a)(ii), create, incur, guarantee or assume any Debt, issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (in each case, other than (A) in the ordinary course of business in amounts and on terms consistent with past practice as permitted under the Contracts set forth on Section 6.01(a)(iii) of the NBCU Disclosure Letter, (B) pursuant to intercompany borrowing arrangements (x) that will be repaid in full and terminated at Closing or (y) solely between or among NBCU Entities and (C) guarantees of (1) leases entered into by any NBCU

Entity with respect to the NBCU Leased Real Property or (2) other obligations not exceeding $30 million in the aggregate);

(iv) issue or sell any additional shares of, or other equity interests in, any of the NBCU Transferors or NBCU Entities, or securities convertible into or exchangeable for such shares or equity interests (other than, in each case, the issuance or sale of shares of, or other equity interests in, one NBCU Entity to another NBCU Entity), or issue or grant any options, warrants, calls, subscription rights, profit participation rights (other than profit participation rights relating to films or television programs granted in the ordinary course of business consistent with past practice) or other rights of any kind, contingently or otherwise, to acquire such shares, other equity interests or securities, or any securities convertible into or exchangeable for such equity securities, or amend the terms of any such shares, equity interests or securities or options, warrants, calls, subscription rights or other rights outstanding, or effect any recapitalization, reclassification, stock split or like change in the capitalization of any NBCU Transferor or NBCU Entity;

(v) other than sales or licensing of products, programming or other goods and services in the ordinary course of business consistent with past practice (including pursuant to Exploitation Agreements), license, sell, transfer, lease, sublease, or otherwise dispose of any NBCU Assets, NBCU Owned Real Property, NBCU Owned Intellectual Property or NBCU Technology for consideration, individually in excess of $100 million or, in the aggregate, in excess of $250 million;

(vi) amend or modify in any material respect, withdraw or terminate the Development Agreement, or any condominium plan, declaration unit owners agreement, declaration of covenants and restrictions, reciprocal easement agreement or similar agreement in existence with respect to the NBCU Leased Real Property located at 30 Rockefeller Center, New York, New York, in a manner that negatively impacts NBCU’s rights thereunder;

(vii) recognize any new union, works council or other similar employee representative, except as required by applicable Law;

(viii) without the prior consent of Comcast (which consent shall not be unreasonably withheld), enter into any Collective Bargaining Agreement, or renew or enter into a mid-term modification (excluding resolutions of grievances relating to or interpretations of a Collective Bargaining Agreement) of any existing Collective Bargaining Agreement, in each case, that applies to at least 500 NBCU Business Employees;

(ix) without prior consultation with Comcast (and, if applicable pursuant to Section 6.01(a)(viii), the prior consent of Comcast), enter into any Collective Bargaining Agreement, or renew or enter into a mid-term modification (excluding resolutions of grievances relating to or interpretations of a Collective Bargaining Agreement) of any existing Collective Bargaining Agreement, in each case, with the Screen Actors Guild; Directors Guild of America; Writers Guild of America; International Brotherhood of Teamsters; National Association of Broadcast Employees and Technicians-Communications Workers of America (NABET); International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and Allied Crafts of the United States, Its Territories and Canada (IATSE); American Federation of Television and Radio Artists (AFTRA); Alliance of Canadian Cinema, Television and Radio Artists (ACTRA); or American Federation of Musicians and Actor’s Equity Association;

(x) without prior consultation with Comcast, effectuate any “mass layoffs” within the meaning of the WARN Act;

(xi) with respect to any NBCU Business Employee whose aggregate annual cash compensation exceeds $750,000, (A) enter into any NBCU Employee Agreement that has a term of more than three years (or materially amend any such NBCU Employee Agreement) or (B) extend the term of any NBCU Employee Agreement by more than three years (other than any extension that maintains the existing terms of such NBCU Employee Agreement; provided that any increase of annual salary to the extent permitted by Section 6.01(a)(xii) and any immaterial amendment of such terms, other than the term of such NBCU Employee Agreement, shall be deemed such a maintenance), in each case, other than Talent Contracts (with respect to which clause (xxi) below shall govern);

(xii) increase the annual salary of any NBCU Business Employee who is within the Senior Executive or GE Officer Band by more than 15% in the aggregate, without the prior consent of Comcast (which consent shall not be unreasonably withheld), except as required by the terms of any existing agreement;

(xiii) except in the ordinary course of business consistent with past practice, increase the cash bonus under any non-formula based bonus arrangement of any NBCU Business Employee who is within the Senior Executive or GE Officer Band without the prior consent of Comcast (which consent shall not be unreasonably withheld);

(xiv) other than as required by applicable Law or an existing agreement, without prior consultation with Comcast, adopt or amend any bonus plan or other variable compensation plan with a performance measurement period of greater than 12 months (excluding any period principally relating to an employee’s obligation to be employed on the payment date);

(xv) other than as required by applicable Law or an existing agreement, without prior consultation with Comcast, adopt or amend any material NBCU Subsidiary Plan (other than a Multiemployer Plan) which is an employee pension or welfare benefit plan (as defined in ERISA) (including any similar plan for employees located primarily outside of the United States) which would materially increase the costs thereof, except (A) announced changes as of the date hereof, (B) in connection with or relating to the acquisition of a business or the commencement of business in a new town, city, state or similar location, or (C) the replacement of a similar plan; provided, however, that nothing in this Section 6.01(a)(xv) shall limit the ability of NBCU and its Affiliates to take actions, or to cause any of NBCU’s Subsidiaries to take actions, with respect to NBCU Parent Plans to the extent such actions relate generally to the employees of GE or any of its Affiliates that participate in such plans;

(xvi) make any material change in any method of accounting or accounting policy used by the NBCU Businesses in the preparation of its financial statements, other than such changes as are required by U.S. GAAP or applicable Law or changes applying generally to GE and its consolidated Subsidiaries;

(xvii) except for Taxes, which are governed exclusively by the Tax Matters Agreement, enter into any settlement or release with respect to any Action relating to the NBCU Businesses on terms reasonably expected to (x) result in a payment by the NBCU Transferors or NBCU Entities in excess of the greater of (A) $10 million and (B) the amount reserved on the NBCU Financial Statements with respect thereto or (y) impose ongoing limits on the conduct or operation of the NBCU Businesses;

(xviii) forgive, cancel, compromise, waive, release, assign, sell, transfer or relinquish any Debts, rights, or receivables except for Debts, rights and receivables against Persons (other than GE, Vivendi or their respective Affiliates (in each case, other than NBCU or its Subsidiaries)) in an aggregate amount not to exceed $30 million that are forgiven, cancelled, compromised, waived, released, assigned, sold, transferred or relinquished in the ordinary course of business consistent with past practice;

(xix) permit the amount of receivables of the NBCU Businesses that are factored, securitized or subject to any similar arrangement, whether pursuant to a Factoring Agreement or otherwise, to exceed $1.85 billion in the aggregate at any time outstanding;

(xx) subject to Section 6.20(a), (A) enter into any Related Party NBCU Contract, other than Related Party NBCU Contracts entered into in the ordinary course of business consistent with past practice, on arm’s length terms, or renew any Related Party NBCU Contract, other than renewals entered into in the ordinary course of business consistent with past practice on terms substantially similar to those in effect immediately prior to such renewal, or (B) amend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of any NBCU Transferor or NBCU Entity under, any Related Party NBCU Contract other than amendments and modifications to reflect changes to the terms thereof to the extent such changes are generally applicable to the businesses of GE and its Subsidiaries;

(xxi) enter into, modify, amend, renew or terminate any Designated NBCU Contract;

(xxii) (A) materially modify or amend, terminate (which shall not include expiration), enter into, renew or extend (other than pursuant to an existing extension option) the term of any lease listed on Section 3.16(a) of the NBCU Disclosure Letter or other leases or subleases with respect to real property, other than (x) leases or subleases with respect to real property in the ordinary course of business consistent with past practice for an aggregate rental payment over the term of such lease or sublease to be made on or after the Closing Date not to exceed $10 million and (y) Contracts with respect to the rental or lease of real property for the purpose of television or motion picture production (or television motion pictures for which production has not concluded), or (B) accept any payments under any NBCU Leased Real Property more than thirty days in advance or purchase or exercise any option for the purchase or lease of any real property other than in the ordinary course of business consistent with past practice; provided, however that in the event that Comcast does not respond to NBCU’s written request for consent to any such item within ten (10) Business Days of receipt of such request, Comcast shall be deemed to have consented;

(xxiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization;

(xxiv) except in the ordinary course of business consistent with past practice and as commercially reasonable in the NBCU Transferors’ or

NBCU Entities’ reasonable business judgment, fail to make all filings, pay all fees, and take all other similar actions necessary to obtain, maintain, perfect or renew any of the NBCU Owned Intellectual Property;

(xxv) amend any provision of their articles of incorporation or bylaws or other equivalent organizational documents or consent to or approve any amendment to any provision of the articles of incorporation or bylaws or other equivalent organizational documents of any Person that is not a Subsidiary of NBCU but in which (A) a NBCU Entity holds an equity interest with a value in excess of $25 million or (B) a NBCU Transferor holds an equity interest with a value in excess of $25 million that constitutes a Contributed NBCU Asset;

(xxvi) (A) enter into any Contract containing any provision pursuant to which the execution, delivery or performance of this Agreement or the other Transaction Agreements, or the consummation of the transactions contemplated hereby or thereby, would result in any Person having the right to receive any termination fee or liquidated damages or alter the terms of such Contract, or (B) knowingly take any action that would result in causing any NBCU Transferor or NBCU Entity to fail to satisfy a standard (e.g., level of net worth) that if not satisfied would result in any Person party to such Contract having a termination or consent right under such Contract (which right such Person did not have prior to the taking of such action), or would change the basis on which any such Person is permitted to exercise a termination or consent right under such Contract, as a result of the execution, delivery or performance of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby; or

(xxvii) enter into any legally binding commitment with respect to any of the foregoing;

provided, that in the event that Comcast fails to provide its consent to any action that could be considered a business opportunity within the scope of the NBCU Businesses for which NBCU has requested Comcast’s consent, Comcast hereby acknowledges and agrees that it may not seek to take advantage of, or participate in any manner in, such business opportunity.

Nothing in Section 6.01(a)(v) or, to the extent not having an adverse effect on Newco or the NBCU Entities, Section 6.01(a)(xxiii) shall be deemed to limit the transfer of Excluded NBCU Assets from the NBCU Entities prior to the Closing.

(b) Comcast. From the date of this Agreement through the Closing, except as required by applicable Law or any Governmental Authority, as otherwise expressly contemplated by the Transaction Agreements (including Section 6.05 and Section 6.14) and for matters identified in Section 6.01(b) of the Comcast Disclosure Letter, unless GE otherwise consents in writing in advance (which consent, except in the case of Section 6.01(b)(ii), shall not be unreasonably withheld, conditioned or delayed), Comcast will, and will cause the other Comcast Transferors and Contributed Comcast Subsidiaries to, (x) conduct the Contributed Comcast Businesses and operations thereof in the ordinary course of business consistent with past practice (including paying accounts payable and collecting accounts receivable in the ordinary course of business consistent with past practice), (y) use commercially reasonable efforts to preserve intact the business organizations of the Contributed Comcast Businesses, keep available the services of their executive officers and key Comcast Business Employees who are in good standing, maintain Comcast Owned Real Property and Comcast Leased Real Property in the ordinary course consistent with past practice, as appropriate in the reasonable good faith judgment of Comcast from time to time and preserve their current business relationships with the material customers, authors, producers, directors, actors, performers, announcers, suppliers, advertisers, distributors, business partners and others persons having business dealings with them and (z) with respect to the Contributed Comcast Businesses and Contributed Comcast Subsidiaries, not do any of the following:

(i) except in the ordinary course of business consistent with past practice, grant, permit or create any Lien (other than a Permitted Lien) on any Comcast Assets (whether tangible or intangible) with a value individually in excess of $10 million or, in the aggregate, in excess of $25 million;

(ii) (A) except for the Relevant Transactions, acquire (through Comcast or any of its Affiliates) by merger, consolidation, combination or amalgamation, or (B) acquire any equity interest in or assets of, any corporation, partnership, association or other business organization or division thereof, in each case, for consideration (including any Debt for borrowed money acquired or assumed in such transaction), in an amount greater than $100 million in any single transaction or $250 million in the aggregate (it being understood that each Relevant Transaction (other than the Relevant Transactions set forth on Section 6.22 of the Comcast Disclosure Letter) shall be applied toward such $250 million aggregate limitation); provided that such aggregate cap of $250 million shall not prohibit Comcast or any of its Subsidiaries’ ability to enter into any Library Underlying Agreement or to acquire any Library Literary Properties, in each case in the ordinary course of business and for consideration on a per transaction basis of $20 million or less (excluding participation and similar variable payments);

(iii) except for Debt assumed or incurred in a transaction permitted pursuant to Section 6.01(b)(ii), create, incur, guarantee or assume any Debt, issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (in each case, other than (A) in the ordinary course of business in amounts and on terms consistent with past practice as permitted under the Contracts set forth on Section 6.01(b)(iii) of the Comcast Disclosure Letter, (B) pursuant to intercompany borrowing arrangements (x) that will be repaid in full and terminated at Closing or (y) solely between or among Contributed Comcast Subsidiaries and (C) guarantees of (1) leases entered into by Comcast or any direct or indirect wholly owned Subsidiary of Comcast with respect to the Comcast Leased Real Property or (2) other obligations not exceeding $15 million in the aggregate);

(iv) issue or sell any additional shares of, or other equity interests in, any of the Comcast Transferors or Contributed Comcast Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests (other than, in each case, the issuance or sale of shares of, or other equity interests in, one Contributed Comcast Subsidiary to another Contributed Comcast Subsidiary), or issue or grant any options, warrants, calls, subscription rights, profit participation rights (other than profit participation rights relating to television programs granted in the ordinary course of business consistent with past practice) or other rights of any kind, contingently or otherwise, to acquire such shares, other equity interests or securities, or any securities convertible into or exchangeable for such equity securities, or amend the terms of any such shares, equity interests or securities or options, warrants, calls, subscription rights or other rights outstanding, or effect any recapitalization, reclassification, stock split or like change in the capitalization of any Comcast Transferor or Contributed Comcast Subsidiary;

(v) license, sell, transfer, lease, sublease, or otherwise dispose of any Comcast Assets, Comcast Owned Real Property, Comcast Owned Intellectual Property or Comcast Technology, other than (i) sales or licensing of products, programming or other goods and services in the ordinary course of business consistent with past practice (including pursuant to Exploitation Agreements) and (ii) any other such transaction for consideration individually in excess of $100 million or, in the aggregate, in excess of $250 million;

(vi)  [intentionally omitted]

(vii) recognize any new union, works council or other similar employee representative, except as required by applicable Law;

(viii) without the prior consent of GE (which consent shall not be unreasonably withheld), enter into any Collective Bargaining Agreement, or renew or enter into a mid-term modification (excluding resolutions of grievances relating to or interpretations of a Collective Bargaining Agreement) of any existing Collective Bargaining Agreement, in each case, that applies to at least 500 Comcast Transferred Employees;

(ix) without prior consultation with GE (and, if applicable pursuant to Section 6.01(b)(viii), the prior consent of GE), enter into any Collective Bargaining Agreement, or renew or enter into a mid-term modification (excluding resolutions of grievances relating to or interpretations of a Collective Bargaining Agreement) of any existing Collective Bargaining Agreement, in each case, with the Screen Actors Guild; Directors Guild of America; Writers Guild of America; International Brotherhood of Teamsters; National Association of Broadcast Employees and Technicians-Communications Workers of America (NABET); International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and Allied Crafts of the United States, Its Territories and Canada (IATSE); American Federation of Television and Radio Artists (AFTRA); Alliance of Canadian Cinema, Television and Radio Artists (ACTRA); or American Federation of Musicians and Actor’s Equity Association;

(x) without prior consultation with GE, effectuate any “mass layoffs” within the meaning of the WARN Act;

(xi) with respect to any Comcast Transferred Employee whose aggregate annual cash compensation exceeds $750,000, (A) enter into any Comcast Employee Agreement that has a term of more than three years (or materially amend any such Comcast Employee Agreement) or (B) extend the term of any Comcast Employee Agreement by more than three years (other than any extension that maintains the existing terms of such Comcast Employee Agreement; provided that any increase of annual salary to the extent permitted by Section 6.01(b)(xii) and any immaterial amendment of such terms, other than the term of such Comcast Employee Agreement, shall be deemed such a maintenance), in each case, other than Talent Contracts (with respect to which clause (xx) below shall govern);

(xii) increase the annual salary of the president of the Comcast programming division or any of his direct reports by more than 15% in the aggregate, without the prior consent of GE (which consent shall not be unreasonably withheld), except as required by the terms of any existing agreement;

(xiii) except in the ordinary course of business consistent with past practice, increase the cash bonus under any non-formula based bonus arrangement of the president of the Comcast programming division or any of his direct reports without the prior consent of GE (which consent shall not be unreasonably withheld);

(xiv) other than as required by applicable Law or an existing agreement, without prior consultation with GE, adopt or amend any bonus plan or other variable compensation plan with a performance measurement period of greater than 12 months (excluding any period principally relating to an employee’s obligation to be employed on the payment date);

(xv) other than as required by applicable Law or an existing agreement, without prior consultation with GE, adopt or amend any material Comcast Subsidiary Plan (other than a Multiemployer Plan) which is an employee pension or welfare benefit plan (as defined in ERISA) (including any similar plan for employees located primarily outside of the United States) which would materially increase the costs thereof, except (A) announced changes as of the date hereof, (B) in connection with or relating to the acquisition of a business or the commencement of business in a new town, city, state or similar location, or (C) the replacement of a similar plan; provided, however, that nothing in this Section 6.01(b)(xv) shall limit the ability of Comcast and its Affiliates to take actions, or to cause any of Comcast’s Subsidiaries to take actions, with respect to Comcast Parent Plans to the extent such actions relate generally to the employees of Comcast or any of its Affiliates that participate in such plans;

(xvi) make any material change in any method of accounting or accounting policy used by the Contributed Comcast Businesses in the preparation of its financial statements, other than such changes as are required by U.S. GAAP or applicable Law or changes applying generally to Comcast and its consolidated Subsidiaries;

(xvii) except for Taxes, which are governed exclusively by the Tax Matters Agreement, enter into any settlement or release with respect to any Action relating to the Contributed Comcast Businesses on terms reasonably expected to (x) result in a payment by the Comcast Transferors or Contributed Comcast Subsidiaries in excess of the greater of (A) $5 million and (B) the amount reserved on the Comcast Financial Statements with respect thereto or (y) impose ongoing limits on the conduct or operation of the Contributed Comcast Businesses;

(xviii) forgive, cancel, compromise, waive, release, assign, sell, transfer or relinquish any Debts, rights, or receivables except for Debts,

rights and receivables against Persons (other than Comcast or its Affiliates) in an aggregate amount not to exceed $15 million that are forgiven, cancelled, compromised, waived, released, assigned, sold, transferred or relinquished in the ordinary course of business consistent with past practice;

(xix) (A) enter into any Related Party Comcast Contract, other than Related Party Comcast Contracts entered into in the ordinary course of business consistent with past practice, or renew any Related Party Comcast Contract, other than in the ordinary course consistent with past practice on terms substantially similar to those in effect immediately prior to such renewal or (B) amend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of any Comcast Transferor or Contributed Comcast Subsidiary under, any Related Party Comcast Contract other than in the ordinary course of business consistent with past practice other than amendments and modifications to reflect changes to the terms thereof to the extent such changes are generally applicable to the businesses of Comcast and its Subsidiaries;

(xx) enter into, modify, amend, renew or terminate any Designated Comcast Contract;

(xxi) (A) materially modify or amend, terminate (which shall not include expiration), enter into, renew or extend (other than pursuant to an existing extension option) the term of any lease listed on Section 5.17(a) of the Comcast Disclosure Letter or other leases or subleases or other Contracts with respect to real property, other than (x) leases or subleases with respect to real property in the ordinary course of business consistent with past practice for an aggregate rental payment over the term of such lease or sublease to be made on or after the Closing Date not to exceed $10 million and (y) Contracts with respect to the rental or lease of real property for the purpose of television production (or television programming for which production has not concluded), or (B) accept any payments under any Comcast Leased Real Property more than thirty days in advance or purchase or exercise any option for the purchase or lease of any real property other than in the ordinary course of business consistent with past practice; provided, however, that in the event that GE does not respond to Comcast’s written request for consent to any such item within ten (10) Business Days of receipt of such request, GE shall be deemed to have consented;

(xxii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization;

(xxiii) except in the ordinary course of business consistent with past practice and as commercially reasonable in the Comcast Transferors’ or Contributed Comcast Subsidiaries reasonable business judgment, fail to make all filings, pay all fees, and take all other similar actions necessary to obtain, maintain, perfect or renew any of the Comcast Owned Intellectual Property;

(xxiv) amend any provision of their articles of incorporation or bylaws or other equivalent organizational documents or consent to or approve any amendment to any provision of the articles of incorporation or bylaws or other equivalent organizational documents of any Person that is not a Subsidiary of Comcast but in which (A) a Contributed Comcast Subsidiary holds an equity interest with a value in excess of $25 million or (B) a Comcast Transferor holds an equity interest with a value in excess of $25 million that constitutes a Contributed Comcast Asset;

(xxv) (A) enter into any Contract containing any provision to which the execution, delivery or performance of this Agreement or the other Transaction Agreements, or the consummation of the transactions contemplated hereby or thereby, would result in any Person having the right to receive any termination fee or liquidated damages or alter the terms of such Contract, or (B) knowingly take any action that would result in causing any Comcast Transferor or Contributed Comcast Subsidiary to fail to satisfy a standard (e.g., level of net worth) that if not satisfied would result in any Person party to such Contract having a termination or consent right under such Contract (which right such Person did not have prior to the taking of such action), or would change the basis on which any such Person is permitted to exercise a termination or consent right under such Contract, as a result of the execution, delivery or performance of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby; or

(xxvi) enter into any legally binding commitment with respect to any of the foregoing;

provided, that in the event that NBCU fails to provide its consent to any action that could be considered a business opportunity within the scope of the Contributed Comcast Businesses for which Comcast has requested NBCU’s consent, NBCU hereby acknowledges and agrees that it may not seek to take advantage of, or participate in any manner in, such business opportunity.

Nothing in Section 6.01(b)(v) or, to the extent not having an adverse effect on Newco or the Contributed Comcast Subsidiaries, Section 6.01(b)(xxii) shall be deemed to limit the transfer of Excluded Comcast Assets from the Comcast Transferors or Contributed Comcast Subsidiaries prior to the Closing.

Section 6.02. Access to Information. From the date hereof until the Closing, each of NBCU and Comcast (the “Delivering Party”) shall, and shall cause its respective Subsidiaries to, give the other party (the “Requesting Party”) and its Representatives reasonable access during normal business hours to the properties, books and records of the Delivering Party’s Contributed Businesses, furnish them with such information and documents in its possession relating to such Contributed Business as the Requesting Party may from time to time reasonably request in connection with the Delivering Party’s Contributed Businesses and instruct its Representatives to cooperate with the Requesting Party in its investigation (including workpapers, books and records and other documents relevant to the calculation of NBCU Interim Free Cash Flow, Trailing EBITDA of NBCU and Trailing EBITDA of the Contributed Comcast Businesses); provided that (i) the Requesting Party shall not unreasonably interfere with the conduct of business of the Delivering Party or any of its Affiliates; (ii) the furnishing of such documents or information shall not violate confidentiality obligations to a client or other third party or jeopardize the attorney-client privilege of the Delivering Party or any of its Affiliates (in which case the parties hereto will use their reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practical in the circumstances); (iii) no party hereto shall be required to disclose information that is, in its reasonable judgment, competitively sensitive; and (iv) the auditors and accountants of the Delivering Party (and its Affiliates) shall not be obliged to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by the Delivering Party and to the extent applicable, the Requesting Party shall enter into a customary joint defense agreement with the Delivering Party and its Affiliates with respect to any information to be provided to the Requesting Party pursuant to this Section 6.02. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the applicable other parties hereto, which may be withheld for any reason, no party hereto or any of its Representatives shall contact any joint venture of the other party (or any third party partner or member of any such joint ventures), any suppliers to, distributors to, or customers of such party or such party’s Affiliates with respect to the transactions contemplated by the Transaction Agreements. All information and other documents obtained or provided pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.02 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 6.03. Retention of Books and Records. The NBCU Transferors, the Comcast Transferors, and their respective Affiliates shall have the right to retain copies of all books and records of the NBCU Businesses and Contributed

Comcast Businesses, respectively, relating to periods ending on or prior to the Closing Date.

Section 6.04. Confidentiality. The terms of the Confidentiality and Non- Disclosure Agreement dated April 1, 2009 (the “Confidentiality Agreement”) between GE and Comcast are incorporated in, and made a part of, this Agreement as if set forth in full herein and shall continue in full force and effect (and the confidentiality obligations thereunder shall be binding upon GE, Comcast and their respective Affiliates and Representatives as if parties thereto) until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate; provided, however, that such confidentiality obligations shall terminate only in respect of that portion of the confidential information exclusively relating to the Combined Businesses. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 6.05. Reasonable Best Efforts; Regulatory and Other Authorizations; Consents. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) prepare and file as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act and any other Law in any relevant jurisdiction and (iii) avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing or materially impairing or delaying the consummation of the transactions contemplated by this Agreement (including, by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby). For the purposes of this Section 6.05, “reasonable best efforts” shall include taking any and all actions necessary to obtain the required Governmental Approvals (including substantial conditions, undertakings or divestitures that would have a serious and significant adverse impact on the current or future business or operations of any of Newco, Comcast or GE, each taken as a whole); provided that no party hereto shall be obligated to take any action that would reasonably be expected to have, individually or in the aggregate, a Material Impact on the current or future business or operations of Newco, Comcast or GE. For purposes of this Section 6.05, “Material Impact” means a significant and ongoing adverse financial or operational impact that is of sufficient magnitude that, if known at the time hereof, a reasonable businessperson would not have proceeded with the transactions contemplated by this Agreement, after weighing the anticipated benefits of such transactions against the adverse consequences of the proposed condition or actions. The party asserting that a Material Impact has occurred shall bear the burden of proof.

(b) GE and Comcast each agrees to make or cause to be made an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each of GE and Comcast agrees to make promptly any filing that may be required with respect to the transactions contemplated by this Agreement under any other antitrust or competition Law or by any other antitrust or competition authority. The filing fees associated with the HSR Act filings and any other similar filings required in any other jurisdictions shall be shared equally by GE and Comcast.

(c) The parties hereto each agrees to promptly notify the other parties of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other parties to review in advance any communication proposed to be made by such party to any Governmental Authority and provide the other parties with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, subject to Section 6.02. No party to this Agreement shall agree to participate in any significant meeting or discussion with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and to Section 6.02, each party hereto will coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act (and any similar Law in any other relevant non-U.S. jurisdiction). Nothing in this Section 6.05(c) shall be applicable to Tax matters.

(d)  Notwithstanding anything in this Agreement to the contrary:

(i) Comcast acknowledges on behalf of itself and its Affiliates and its and their directors, officers, employees, Affiliates, agents, representatives, successors and assigns that the operation of the NBCU Businesses shall remain in the dominion and control of NBCU until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders or advice to any director, officer or employee of any of the NBCU Transferors or the NBCU Entities, except as specifically contemplated or permitted by this Article 6 or as otherwise consented to in advance by an executive officer of NBCU; and

(ii) NBCU acknowledges on behalf of itself and its Affiliates and its and their directors, officers, employees, Affiliates, agents, representatives, successors and assigns that the operation of the Contributed Comcast Businesses shall remain in the dominion and control of Comcast until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders or advice to any director, officer or employee of any of the Comcast Transferors or the Contributed Comcast Subsidiaries, except as specifically contemplated or permitted by this Article 6 or as otherwise consented to in advance by an executive officer of Comcast.

(e) GE shall within ten (10) Business Days of the date of this Agreement take any and all actions necessary to cause the NBCU Board of Directors to duly authorize the execution, delivery and performance by NBCU of the Transaction Agreements to which it is a party and the consummation by NBCU of the transactions contemplated by, and the performance by NBCU under, the Transaction Agreements to which it is a party.

Section 6.06. Insurance. (a) From and after the Closing Date, the NBCU Assets and the NBCU Entities shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits from or seek coverage under any Insurance Arrangement of any GE Entity, other than (x) with respect to any NBCU Transferred Insurance Policy and (y) subject to the terms and conditions of the applicable NBCU Related Insurance Policy, with respect to any claim, act, omission, event, circumstance, occurrence or loss that occurred or existed on or prior to the Closing Date (and then only to the extent that such claim, act, omission, event, circumstance, occurrence or loss occurred or existed on or prior to the Closing Date) that would be covered by such NBCU Related Insurance Policy, provided that:

(i) such claim, act, omission, event, circumstance, occurrence or loss was or is reported in accordance with the terms of such NBCU Related Insurance Policy to the applicable insurer or third party claims administrator (x) with respect to any claims-made or occurrence-reported NBCU Related Insurance Policy, prior to the Closing Date, (y) with respect to the GE GL Insurance Program, no later than the first anniversary of the Closing Date or (z) with respect to the GE WC Insurance Program or the GE Auto Liability Insurance Program, at any time after the Closing Date;

(ii) Newco or any NBCU Entity shall promptly notify GE’s corporate insurance department of such claim and/or efforts to seek benefits or coverage with respect to such claim and shall reasonably cooperate with GE in pursuing such claims; provided that Newco shall be solely responsible for notifying the applicable insurance companies of and complying with all policy conditions for such claim;

(iii) GE shall have the right but not the duty to monitor and/or participate in (with respect to claims under the GE WC Insurance Program) or control (with respect to claims under any other NBCU Related Insurance Policy) any coverage claim or request for benefits asserted by Newco or any NBCU Entity under the applicable NBCU Related Insurance Policy;

(iv) (A) Newco and the NBCU Entities shall exclusively bear (and no GE Entity shall have any obligation to repay or reimburse Newco or any NBCU Entity) the amount of, any and all deductibles, retentions and/or self insurance associated with any claim under any NBCU Related Insurance Policy, whether such claim is made by Newco, any NBCU Entity, a NBCU Business Employee, a Former NBCU Business Employee or a third party, and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of such claim, and (B) Newco shall, or shall cause one or more of the NBCU Entities to, promptly reimburse the GE Entities for all third party claims administration fees and other reasonable out-of-pocket costs, including taxes, surcharges, state assessments and reinsurance costs, relating to such claim, whether such claim is made by Newco, any NBCU Entity, a NBCU Business Employee, a Former NBCU Business Employee or a third party, in each case in clause (B), solely to the extent no GE Entity is otherwise reimbursed by a third party for such amounts;

(v) With respect to any claim payments made under the GE WC Insurance Program, including those relating to a NBCU Business Employee or Former NBCU Business Employee, whether such claims are made by Newco, any NBCU Entity, a NBCU Business Employee, a Former NBCU Business Employee or a third party, Newco shall, or shall cause one or more of the NBCU Entities to, promptly reimburse the GE Entities for (1) all such claim payments and (2) without duplication of any amounts reimbursable to the GE Entities pursuant to clause (B) of paragraph (iv) above, the pro rata portion of any catastrophic coverage charges, overhead, claim handling and administrative costs, taxes, surcharges, state assessments, reinsurance costs, and other related reasonable out-of-pocket costs incurred by the GE WC Insurance Program allocable to such claims in accordance with the GE WC Insurance Program and consistent with the past practices of GE and its Subsidiaries prior to the date hereof (it being understood that none of Newco or any of the NBCU Entities shall be responsible for reimbursing any claim payments under any GE Auto Liability Insurance Program or GE GL Insurance Program);

(vi) With respect to any NBCU Related Insurance Policy, neither Newco nor any NBCU Entity shall, without the written consent of GE, (A) erode, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to such NBCU Related Insurance Policy, or amend, modify or waive any rights under any such NBCU Related Insurance Policy, or (B) seek to assign such NBCU Related Insurance Policy or its rights or claims under such NBCU Related Insurance Policy; and

(vii) For avoidance of doubt, neither Newco nor any NBCU Entity shall be permitted or have any right to be insured by, have access or availability to, make claims on, be entitled to benefits from, or seek coverage under any NBCU Related Insurance Policy other than as permitted by and in accordance with this Section 6.06(a), including the provisions regarding periods for bringing claims set forth in Section 6.06(a)(i).

(b) The GE Entities shall retain the exclusive right to control all of their respective Insurance Arrangements, including the NBCU Related Insurance Policies, and the benefits payable thereunder, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its Insurance Arrangements and programs and to amend, modify or waive any rights under any such Insurance Arrangements, notwithstanding whether any such Insurance Arrangements apply to any Liabilities and/or claims Newco or any NBCU Entity has made or could make in the future; provided that (i) on and after the Closing Date, only Newco and its Subsidiaries shall have the right to control, settle, release, commute, buy-back or otherwise resolve claims made under any NBCU Transferred Insurance Policy and (ii) from the date hereof until the Closing Date, GE and NBCU and their respective Subsidiaries and Affiliates shall, except as would not adversely affect the rights of any NBCU Entity (relative to other GE Entities) under any NBCU Exclusive Insurance Policy or NBCU Related Insurance Policy, maintain the NBCU Exclusive Insurance Policies and NBCU Related Insurance Policies in the ordinary course consistent with past practice (including with respect to renewing such policies). Each of Newco and GE hereby gives consent for the other party to inform any affected insurer of the provisions set forth in this Section 6.06. In addition, Newco and the NBCU Entities shall use their respective commercially reasonable efforts to mitigate any Loss for which they seek coverage under any NBCU Related Insurance Policy. The order of priority of any recoveries from such efforts shall inure first to the GE Entities to reimburse any and all costs actually incurred by the GE Entities directly or indirectly as a result of such Loss, solely to the extent no GE Entity is otherwise reimbursed by Newco, any of Newco’s Subsidiaries or a third party for such amounts.

(c) Any payments, costs and adjustments required to be made by Newco or the NBCU Entities pursuant to any provision of this Section 6.06 shall be billed quarterly and payable within 30 days from receipt of invoice.

(d) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and shall not be construed in any manner to waive any right or remedy of any GE Entity in respect of any Insurance Program. Between the date hereof and Closing, GE shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to transfer any NBCU Exclusive Insurance Policy that is not directly and exclusively in the name of any NBCU Entity directly and exclusively to the name of a NBCU Entity in accordance with the provisions of such NBCU Exclusive Insurance Policy.

(e) Following the Closing Date, Newco will cause the NBCU Entities to comply with the obligations of the NBCU Entities under this Section 6.06.

(f) No GE Entity shall have any obligation to secure extended reporting under any NBCU Related Insurance Policy for any claims under any claims-made or occurrence-reported insurance policies of any GE Entity for any events, acts or omissions incurred prior to the Effective Time.

(g) Notwithstanding anything in this Agreement to the contrary, it is agreed and understood that the NBCU Excluded Policies will be terminated effective as of the Closing Date. Coverage under such NBCU Excluded Policies shall remain available in accordance with (and subject to the terms of) this Section 6.06 with respect to any claim, act, omission, event, circumstance, occurrence or loss that was or is reported in accordance with the terms of such NBCU Related Insurance Policy to the applicable insurer or third party claims administrator prior to the Closing Date.

Section 6.07. Letters of Credit; Other Obligations. (a) At or prior to the Closing, NBCU shall (a) arrange for substitute letters of credit, NBCU guarantees and other obligations to replace (i) any letters of credit, guarantees, surety bonds, performance bonds and other contractual obligations entered into by or on behalf of GE or any of its Subsidiaries (other than solely by the NBCU Entities) in connection with the NBCU Businesses (together, the “GE LCs”) outstanding as of the date of this Agreement that are not Excluded NBCU Liabilities and (ii) any GE LCs entered into in the ordinary course of business and consistent with past practice on or after the date of this Agreement and prior to the Closing or (b) assume all obligations under each GE LC, obtaining from the creditor or other counterparty a full release (in a form reasonably satisfactory to GE) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the GE LCs. NBCU further agrees that to the extent the beneficiary or counterparty under any GE LC does not accept any such substitute letter of credit, NBCU guarantee or other obligation proffered by NBCU, NBCU shall indemnify, defend and hold harmless GE against, and reimburse GE for, any and all amounts paid, including costs or expenses in connection with such GE LCs, including GE’s expenses in maintaining such GE LCs, whether or not any such GE LC is drawn upon or required to be performed, and shall in any event promptly reimburse GE to the extent any GE LC is called upon and GE or its Subsidiaries make any payment or are obligated to reimburse the party issuing the GE LC. At the request of GE, NBCU shall provide GE with letters of credit in an amount equal to GE’s and its Subsidiaries’ entire potential liability pursuant to the immediately preceding sentence.

(b) At or prior to the Closing, NBCU shall (a) arrange for substitute letters of credit, NBCU guarantees and other obligations to replace (i) any letters of credit, guarantees, surety bonds, performance bonds and other contractual obligations entered into by or on behalf of Comcast or any of its Subsidiaries (other than solely by the Contributed Comcast Subsidiaries) in connection with the Contributed Comcast Businesses (together, the “Comcast LCs”) outstanding as of the date of this Agreement that are not Excluded Comcast Liabilities and (ii) any Comcast LCs entered into in the ordinary course of business and consistent with past practice on or after the date of this Agreement and prior to the Closing or (b) assume all obligations under each Comcast LC, obtaining from the creditor or other counterparty a full release (in a form reasonably satisfactory to Comcast) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the Comcast LCs. NBCU further agrees that to the extent the beneficiary or counterparty under any Comcast LC does not accept any such substitute letter of credit, NBCU guarantee or other obligation proffered by NBCU, NBCU shall indemnify, defend and hold harmless Comcast against, and reimburse Comcast for, any and all amounts paid, including costs or expenses in connection with such Comcast LCs, including Comcast’s expenses in maintaining such Comcast LCs, whether or not any such Comcast LC is drawn upon or required to be performed, and shall in any event promptly reimburse Comcast to the extent any Comcast LC is called upon and Comcast or its Subsidiaries make any payment or are obligated to reimburse the party issuing the Comcast LC. At the request of Comcast, NBCU shall provide Comcast with letters of credit in an amount equal to Comcast’s and its Subsidiaries’ entire potential liability pursuant to the immediately preceding sentence.

Section 6.08. Rights to GE Name and GE Marks. Subject to, and without limiting the representation set forth in, the second sentence of Section 3.12(f):

(a) As of the Closing Date, Newco and its Subsidiaries (including the NBCU Entities) shall cease and discontinue all uses of the GE Name and GE Marks, except for any such use which would not otherwise infringe, dilute or otherwise violate the Intellectual Property rights of GE or any of its Subsidiaries in and to such GE Name and GE Marks. Notwithstanding anything to the contrary in this Agreement, Newco and its Subsidiaries may continue to use the GE Name and GE Marks as embedded in stationery, powerpoints, promotional brochures, and other promotional correspondence to the extent they are existing as of the Closing Date for a period of forty-five (45) days following the Closing Date (the “Trademark Transition Period”).

(b) Newco, for itself and its Subsidiaries, agrees that, after the Closing Date, Newco and its Subsidiaries will not expressly, or by implication, do business as or represent themselves as GE or any of its Subsidiaries (other than any NBCU Entity).

(c) Each of Comcast and Newco, for itself and its Subsidiaries, acknowledges and agrees that neither Newco nor any of its Subsidiaries shall (i) have any ownership interest in or, except as set forth in Section 6.08, any license to any of the GE Name and GE Marks, (ii) for a period ten (10) years following the Closing Date, contest the ownership or validity of any rights of GE or any of its Subsidiaries in or to any of the Core GE Marks, and/or (iii) during the Trademark Transition Period, contest the ownership or validity of any rights of GE or any of its Subsidiaries in or to any of the GE Name and GE Marks (other than the Core GE Marks).

(d) Notwithstanding anything in this Section 6.08 to the contrary, nothing in this Section 6.08 shall prevent Newco or any of its Subsidiaries from using any descriptive elements of the GE Name and GE Marks or making any fair use of the GE Name and GE Marks.

Section 6.09. Rights to NBCU Trademarks. (a) As of the Closing Date, GE and its Subsidiaries (other than any NBCU Entity) shall cease and discontinue all uses of any and all Trademarks included in the NBCU Owned Intellectual Property, except for any such use which would not otherwise infringe, dilute or otherwise violate the Intellectual Property rights of Newco or any of its Subsidiaries in and to such Trademarks, and GE, for itself and its Subsidiaries (other than any NBCU Entity), agrees that its and its Subsidiaries’ rights to any such Trademarks pursuant to the terms of any trademark agreements between GE and its Subsidiaries on the one hand, and any NBCU Entity on the other hand, shall terminate on the Closing Date.

(b) GE, for itself and its Subsidiaries (other than any NBCU Entity), agrees that, after the Closing Date, GE and its Subsidiaries will not expressly, or by implication, do business as or represent themselves as Newco or any of its Subsidiaries.

(c) GE, for itself and its Subsidiaries (other than any NBCU Entity), acknowledges and agrees that neither GE nor any of its Subsidiaries shall (i) have any ownership interest in or any license to any Trademarks included in the NBCU Owned Intellectual Property and/or (ii) for a period of ten (10) years following the Closing Date, contest the ownership or validity of any rights of Newco or any of its Subsidiaries in or to any such Trademarks.

(d) Notwithstanding anything in this Section 6.09 to the contrary, nothing in this Section 6.09 shall prevent GE or any of its Subsidiaries from using any descriptive elements of the Trademarks included in the NBCU Owned Intellectual Property or making any fair use of such Trademarks.

Section 6.10. Rights to Comcast Name and Comcast Marks. (a) Except as otherwise provided in that certain Amended and Restated Trademark License Agreement between Comcast and certain of the Contributed Comcast Subsidiaries dated as of November 18, 2009 (the “Comcast Trademark License”), as of the Closing Date, Newco and its Subsidiaries (including the Contributed Comcast Subsidiaries) shall cease and discontinue all uses of the Comcast Name and Comcast Marks, except for any such use which would not otherwise infringe, dilute or otherwise violate the Intellectual Property rights of Comcast or any of its Subsidiaries in and to the Comcast Name and Comcast Marks.

(b) Each of GE and Newco, for itself and its Subsidiaries, acknowledges and agrees that neither Newco nor any of its Subsidiaries shall (i) have any ownership interest in or, except as set forth Section 6.10, any license to any of the Comcast Name and Comcast Marks, (ii) for a period ten (10) years following the Closing Date, contest the ownership or validity of any rights of Comcast or any of its Subsidiaries (other than Newco or any of its Subsidiaries) in or to any of the Core Comcast Marks, and/or (iii) during the term of the Comcast Trademark License, contest the ownership or validity of any rights of Comcast or any of its Subsidiaries (other than Newco or any of its Subsidiaries) in or to any of the Comcast Name and Comcast Marks (other than the Core Comcast Marks).

(c) Notwithstanding anything in this Section 6.10 to the contrary, nothing in this Section 6.10 shall prevent Newco or any of its Subsidiaries, from using any descriptive elements of the Comcast Name and Comcast Marks or making any fair use of the Comcast Name and Comcast Marks.

(d) Comcast, for itself and its Subsidiaries (other than Newco or any of its Subsidiaries), acknowledges and agrees that neither Comcast nor any of its Subsidiaries shall, for a period of ten (10) years following the Closing Date, contest the ownership or validity of any rights of Newco or any of its Subsidiaries in or to any of the Trademarks included in the Comcast Owned Intellectual Property.

Section 6.11. Further Action Regarding Intellectual Property and Technology. (a) If, after the Closing Date, GE, NBCU, Comcast or Newco identifies any item of NBCU Intellectual Property, NBCU Technology, Comcast Intellectual Property or Comcast Technology, that was not previously assigned or otherwise transferred by the NBCU Transferors or Comcast Transferors, to Newco, then, to the extent that it has the right to do so without paying material additional compensation to a third party, the NBCU Transferors or Comcast Transferors, as applicable, shall promptly assign and transfer the applicable Intellectual Property or Technology to Newco for no additional consideration, subject to the terms and conditions of this Agreement (including Section 2.05) and the license of (i) any such Comcast Intellectual Property or Comcast Technology to Comcast and its Affiliates on the terms and conditions set forth in the Comcast Intellectual Property Cross License Agreement or (ii) any such NBCU Intellectual Property or NBCU Technology to GE and its Affiliates on the terms and conditions set forth in the GE Intellectual Property Cross License Agreement.

(b) If, after the Closing Date, GE or Newco identifies any item of GE Intellectual Property or GE Technology that was transferred to Newco or one of its Subsidiaries on or prior to the Closing Date, Newco shall (and Comcast shall cause Newco to), or shall cause its applicable Subsidiary to, promptly assign and transfer such GE Intellectual Property or GE Technology to GE or its designated Affiliate for no additional consideration, subject to the license of such GE Intellectual Property or GE Technology to Newco and its Subsidiaries on the terms and conditions set forth in the GE Intellectual Property Cross License Agreement.

(c) If, after the Closing Date, Comcast or Newco identifies any item of Excluded Comcast Intellectual Property or Excluded Comcast Technology that was transferred by the Comcast Transferors to Newco or one of its Subsidiaries on or prior to the Closing Date, Newco shall, or shall cause its applicable Subsidiary to, promptly assign and transfer such Excluded Comcast Intellectual Property or Excluded Comcast Technology to Comcast or its designated Affiliate for no additional consideration, subject to the license of such Excluded Comcast Intellectual Property or Excluded Comcast Technology to Newco and its Subsidiaries on the terms and conditions set forth in the Comcast Intellectual Property Cross License Agreement.

Section 6.12. Ancillary Agreements. At or prior to the Closing, the applicable parties hereto shall or shall cause their applicable respective Affiliates to execute and deliver:

(a) the GE Transition Services Agreement, in the form attached hereto as Exhibit G-1 (the “GE Transition Services Agreement”);

(b) the Comcast Services Agreement, in the form attached hereto as Exhibit G-2 (the “Comcast Services Agreement”;

(c) the GE Intellectual Property Cross License Agreement, in the form attached hereto as Exhibit C-1 (the “GE Intellectual Property Cross License Agreement”);

(d) the Comcast Intellectual Property Cross License Agreement, in the form attached hereto as Exhibit C-2 (the “Comcast Intellectual Property Cross License Agreement”); and

(e) the Newco Operating Agreement, in the form attached hereto as Exhibit D (the “Newco Operating Agreement”).

Section 6.13. Further Action. (a) Each of the parties hereto shall (i) execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and the other Transaction Agreements and give effect to the transactions contemplated hereby and thereby, including, (A) the acquisition or transfer of any NBCU Licenses or Comcast Licenses (including Environmental Permits and FCC Licenses) related to the NBCU Businesses or the NBCU Assets, the Comcast Businesses or the Comcast Assets, (B) subject to Section 6.16, with respect to actions of GE, NBCU, Comcast and their respective Affiliates, such actions as are necessary to obtain the NBCU Financing or Alternative Financing, as applicable, (C) with respect to actions of Comcast, such actions as are necessary to assure that Comcast has available cash and/or borrowing facilities sufficient to enable it to consummate such transactions and (D) Intellectual Property assignment agreements with respect to the NBCU Registered IP or the Comcast Registered IP, as applicable, in a form reasonably acceptable to Comcast (with respect to the NBCU Registered IP) or GE (with respect to the Comcast Registered IP), (ii) shall refrain from taking any action that would reasonably be expected to have the effect of delaying, impairing or impeding the Closing; provided that the foregoing shall not prohibit GE, Comcast or any of their respective Subsidiaries from engaging in (A) ordinary course regulatory or commercial negotiations or other actions (it being understood that, GE and Comcast shall (1) to the extent reasonably practicable, consult with one another with respect to any such regulatory action and (2) consider the pendency of the transactions contemplated by this Agreement in connection with the taking of any such action) or (B) any action set forth in Section 6.14 of the NBCU Disclosure Letter or Comcast Disclosure Letter, as applicable, or any action to which the other party specifically consents and (iii) subject to the foregoing and Section 6.05(a), shall use its commercially reasonable efforts to cause all of the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met on or prior to the End Date.

(b) Each of the parties hereto shall keep the other parties reasonably apprised of the status of the matters relating to the completion of the transactions contemplated hereby. From time to time following the Closing, the parties hereto shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases, acquittances and instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by any other party (including transferring back to or assuming back from the applicable party or its designated Affiliate any asset or liability not contemplated by this Agreement to be a Contributed NBCU Asset, an Assumed NBCU Liability, a Contributed Comcast Asset or an Assumed Comcast Liability, respectively, which asset or liability was transferred or delegated by such party or its Affiliate to Newco at the Closing).

(c) Each of the parties hereto will cooperate to obtain any authorizations, consents, waivers, orders and approvals that may be required in connection with the transactions contemplated by the Transaction Agreements. Except as set forth in Section 6.05, no party hereto shall be required to (and none of NBCU, Newco or any of their respective Subsidiaries shall, without the mutual written consent of Comcast and GE) compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any consent or approval. Notwithstanding the foregoing, NBCU shall use its commercially reasonable efforts to obtain the consents and approvals necessary or advisable under the agreements set forth on Section 6.13(c) of the NBCU Disclosure Letter in connection with the transactions contemplated by the Transaction Agreements (including, to the extent necessary and subject to the prior consent of Comcast (such consent not to be unreasonably withheld), incurring reasonable costs and expenses and making reasonable payments to the applicable counterparties); provided that all such reasonable, out-of-pocket costs, expenses and payments shall, to the extent paid prior to the Closing, be initially paid by GE with Comcast causing an Affiliate of Comcast to reimburse GE for 50% of the amount of such reasonable out-of- pocket costs, expenses and payments promptly, and in any event within five (5) Business Days, following receipt of a written request for such reimbursement from GE (which request shall include reasonable supporting documentation) and NBCU shall at or promptly following the Closing reimburse each of GE and such Affiliate of Comcast for all such reasonable, out-of-pocket costs, expenses and payments that it has so paid or reimbursed. All reasonable, out-of-pocket costs, expenses and payments incurred by Comcast or any of its Affiliates with the prior consent of GE to obtain the consents and approvals necessary or advisable under the agreements set forth on Section 5.04 of the Comcast Disclosure Letter shall (i)

to the extent such costs, expenses and payments are paid prior to the Closing, initially be paid by Comcast or an Affiliate of Comcast with GE reimbursing Comcast or its applicable Affiliate for 50% of the amount of such costs, expenses and payments promptly, and in any event within five (5) Business Days, following receipt of a written request for such reimbursement from Comcast (which request shall include reasonable supporting documentation) and NBCU shall at or promptly following the Closing reimburse each of Comcast or its applicable Affiliate and GE for all such costs, expenses and payments that it has so paid or reimbursed and (ii) to the extent such costs, expenses and payments are paid at or following the Closing, be reimbursed by NBCU promptly following receipt of demand therefor from Comcast.

Section 6.14. Pre-Closing Restructurings. Prior to the Closing, NBCU and Comcast shall complete the NBCU Restructuring and Comcast Restructuring, respectively, in accordance with Section 6.14 of NBCU Disclosure Letter and Section 6.14 of the Comcast Disclosure Letter. Following the date hereof, neither GE nor Comcast shall be permitted to amend or modify Section 6.14 of the NBCU Disclosure Letter or the NBCU Restructuring or Section 6.14 of the Comcast Disclosure Letter or the Comcast Restructuring, respectively, without the consent of the other party (which consent shall not be unreasonably withheld); provided, however, that GE or Comcast, as applicable, shall be deemed to have consented if, within ten calendar days of receiving notice from GE or Comcast, as applicable, of a proposed amendment or modification, such party fails to notify the other party that it is withholding the requested consent.

Section 6.15. Accounts Receivable. Upon Closing, each of the NBCU Transferors and Comcast Transferors shall, by letter prepared by Newco and in form and substance reasonably satisfactory to the applicable Transferors, irrevocably authorize, instruct and direct that the obligors of all account receivables included in the applicable Contributed Businesses (such parties, the “Transferor Account Parties”) make and deliver all payments relating thereto after the Closing Date to such location, bank and account (the “Lockbox Account”) as Newco shall specify. If, notwithstanding such letter, any of the Transferor Account Parties remits any such payments on or after the Closing Date directly or indirectly to any NBCU Transferor or Comcast Transferor instead of to the Lockbox Account, GE or Comcast, as applicable, shall cause such NBCU Transferor or Comcast Transferor to promptly deliver all such payments that it receives to Newco.

Section 6.16. Financing. (a) NBCU may, subject to the consent of Comcast, enter into financing arrangements as an alternative to the NBCU Financing that, when funded in accordance with, and subject to the terms and conditions of, such alternative financing arrangements will provide NBCU with funds sufficient to pay the NBCU Dividend in full (any such alternative financing arrangements, the “Alternative Financing” and the agreements relating to the

Alternative Financing, the “Alternative Financing Agreements”). NBCU shall, and GE shall cause NBCU to, use its commercially reasonable efforts to consummate the NBCU Financing or Alternative Financing, as applicable, on the terms of the NBCU Financing Commitment Letter or Alternative Financing Agreements, as applicable, at or prior to the time that all of the conditions set forth in Article 9 have been satisfied or waived (other than the conditions set forth in Section 9.01(f), and those conditions that by their terms are to be satisfied at the Closing), including drawing down on the NBCU Financing or Alternative Financing, as applicable, and using its commercially reasonable efforts to (i) negotiate definitive agreements with respect to the NBCU Financing (on the terms and conditions contained in the NBCU Financing Commitment Letter) (the “NBCU Financing Agreements”) or Alternative Financing, as applicable, and (ii) satisfy all conditions to closing or funding of the NBCU Financing or Alternative Financing, as applicable, to the extent that satisfaction of such conditions is within the control of NBCU; provided, however, that the use of such commercially reasonable efforts shall not require GE or NBCU to, directly or indirectly, except as specifically provided in the NBCU Financing Commitment Letter, (A) provide any guarantees, credit support or credit enhancements of any kind, (B) maintain or support any working capital, equity capital, financial statement condition, credit rating or debt rating or (C) consent to any amendment, waiver, modification or other change to this Agreement or the transactions contemplated hereby. Comcast shall (x) deliver any financial statements with respect to the Contributed Comcast Business required by the NBCU Financing Agreements or the Alternative Financing Agreements as and when required therein and (y) comply with any covenants contained in the NBCU Financing Commitment Letter, the NBCU Financing Agreements or the Alternative Financing Agreements that would be applicable to the Contributed Comcast Business were the Contribution Comcast Businesses subject to such covenants. To the extent reasonably requested by Comcast, GE and NBCU will keep Comcast informed on a current basis in reasonable detail of the status of its efforts to consummate the NBCU Financing or Alternative Financing, as applicable, on the terms of the NBCU Financing Commitment Letter or Alternative Financing Agreements, as applicable. GE and NBCU will provide Comcast with prompt notice of any material breach by any party of the NBCU Financing Commitment Letter or any Alternative Financing Agreement or any termination of the NBCU Financing Commitment Letter or any Alternative Financing Agreement. NBCU shall not, and GE shall cause NBCU not to, enter into any definitive agreement with respect to the NBCU Financing or Alternative Financing or terminate or agree to any amendment or modification to, or grant, seek, obtain or rely upon any waiver under, the NBCU Financing Commitment Letter or any Alternative Financing Agreement, in each case, without first receiving Comcast’s written consent thereto. If any portion of the NBCU Financing or Alternative Financing, as applicable, becomes unavailable on the terms and conditions contemplated in the NBCU Financing Commitment Letter or the Alternative Financing Agreements, as applicable, (i) NBCU shall, and GE shall cause NBCU to, seek in good faith to arrange (subject to the consent of Comcast) to obtain such portion from alternative sources on terms and conditions that are equivalent or more favorable to NBCU as promptly as practicable and (ii) if such portion is not obtained from alternative sources contemplated above, NBCU, GE and Comcast shall work together in good faith to attempt to agree upon and implement appropriate changes in financing arrangements or the transactions contemplated hereby in order to permit the transactions contemplated hereby to be consummated (it being understood that any such changes shall require the consents of GE and Comcast).

(b) In order to assist with obtaining the NBCU Financing or Alternative Financing, as applicable, and any financings to be obtained by Comcast in connection with the consummation of the transactions contemplated by this Agreement (it being understood that the consummation of any such financing to be obtained by Comcast shall not be a condition to the obligation of Comcast to consummate the transactions contemplated by this Agreement), each of NBCU, Comcast and GE shall, and shall cause their respective Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, provide such assistance and cooperation as NBCU or Comcast may reasonably request, including (i) assisting with the preparation of any customary prospectus, offering memorandum or similar document or marketing material, and cooperating with initial purchasers or placement agents, (ii) making their respective senior management, and the senior management of their Subsidiaries, reasonably available for customary “roadshow” or syndication, presentations, lender or proposed financing source meetings and rating agencies presentations, (iii) cooperating with prospective lenders, underwriters, placement agents or initial purchasers and their respective advisors in performing their due diligence, (iv) providing all financial statements and financial and other information reasonably requested by the financing sources for the NBCU Financing or Alternative Financing, as applicable, or that would be required in an offering of securities on a Form S-1 under the rules and regulations under the Securities Act, including three full years of financial statements audited by a “big four” auditing firm, any interim period financial statements that would be required by the Securities Exchange Commission (reviewed in accordance with Statement of Accounting Standards (“SAS”) 100), any unaudited selected financial data that would be required pursuant to Item 301 of Regulation S-K of the U.S. Securities and Exchange Commission and any pro forma financial statements that would be required by the U.S. Securities and Exchange Commission in the Form S-1, (v) causing their respective accountants, and the accountants of their respective Subsidiaries, to provide comfort letters to any underwriters or initial purchasers consistent with SAS 72, including standard negative assurance on any interim period of pro forma financial statements, (vi) entering into customary agreements with lenders, underwriters, initial purchasers and placement agents and their respective advisors, (vii) helping procure other definitive financing documents or other reasonably requested certificates or documents, including pledge and security documents, customary certificates (including a certificate of their respective chief financial officers with respect to solvency matters), legal opinions and real estate title documentation and (viii) preparing and furnishing to the financing sources under the NBCU Financing or the Alternative Financing (x) prior to the Closing Date, the information required by Exhibit D to the NBCU Financing Commitment Letter and (y) such financial statements and other information as and when required by the definitive agreements with respect to the NBCU Financing or Alternative Financing, as applicable.

Section 6.17. Future Transactions. Each of GE and Comcast acknowledges and agrees that in the event that Comcast or Newco acquires any shares of capital stock of Navy Holdco 2 after the date hereof from Navy Holdco 1, then each of GE and Comcast shall enter into the Navy Holdco 2 Agreement, substantially in the form attached hereto as Exhibit E (the “Navy Holdco 2 Agreement”).

Section 6.18. Indemnification and Insurance. (a) Following the Closing, Newco agrees that all rights to exculpation, advancement of expenses, and indemnification with respect to acts or omissions occurring at or prior to Closing (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Closing, existing in favor of the current or former directors and officers of NBCU or the other NBCU Entities (collectively, the “D&O Indemnitees”) by virtue of any provision of the articles of incorporation, by-laws or comparable organizational documents of NBCU, the other NBCU Entities or any indemnification or other agreement shall survive the consummation of the transactions contemplated hereby and shall continue in full force and effect following the Closing. Following the Closing, Newco shall (a) maintain in effect (A) the current provisions regarding exculpation, advancement of expenses, and indemnification of officers and directors contained in the articles of incorporation, by-laws or other comparable organizational documents of the NBCU Entities and (B) any indemnification agreements of the NBCU Entities with any of their respective directors, officers and employees existing as of the date hereof, and (b) indemnify the D&O Indemnitees with respect to acts or omissions occurring at or prior to Closing (including any matters arising in connection with the transactions contemplated hereby), whether asserted or charmed prior to, at or after the Closing, to the fullest extent permitted by applicable Law.

(b) For a period of three (3) years from and after the Closing Date, Newco shall maintain a Side A Only Directors’ and Officers’ Liability Policy with a coverage limit of $125 million in the aggregate covering acts or omissions occurring prior to the Closing Date to the extent relating to the NBCU Businesses.

(c) The D&O Indemnitees to whom this Section 6.18 applies shall be third party beneficiaries of this Section 6.18. The provisions of this Section 6.18 are intended to be for the benefit of each D&O Indemnitee and his or her heirs. Following the Closing, the obligations of Comcast and Newco under this Section 6.18 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 6.18 applies without the consent of each such affected D&O Indemnitee.

(d) If Newco or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Newco, as the case may be, shall assume the obligations set forth in this Section 6.18.

Section 6.19. Real Property. (a) GE shall use its commercially reasonable efforts to deliver to Newco, prior to Closing to the extent in the possession of NBCU, copies of all licenses, certificates of occupancy, plans, specifications and permits and other documents pertaining to such NBCU Owned Real Property or any NBCU Leased Real Property listed on Section 3.16(a) of the NBCU Disclosure Letter.

(b) Comcast shall use its commercially reasonable efforts to deliver to Newco, prior to Closing, to the extent in the possession of Comcast, copies of all licenses, certificates of occupancy, plans, specifications and permits and other documents pertaining to such Comcast Owned Real Property or any Comcast Leased Real Property listed on Section 5.17(a) of the Comcast Disclosure Letter.

(c) NBCU shall use its commercially reasonable efforts to deliver to Newco, prior to Closing, an estoppel certificate, in a form reasonably satisfactory to Comcast, from each landlord or joint venture partner, as applicable, with respect to each NBCU Leased Property listed on Section 6.19(c) of the NBCU Disclosure Letter, dated the Closing Date, confirming that each such lease or sublease is in full force and effect and enforceable, in all material respects, in accordance with its respective terms, and that to the knowledge of each such landlord or joint venture partner, as applicable, no default under each such lease or sublease has occurred or is continuing. For the purposes of this Section 6.19(c), “commercially reasonable efforts” shall not include, and NBCU shall not be required to make, any payment to any such landlord or joint venturer, or any designee or representative of the same, in order to obtain any such estoppels.

(d) Comcast shall use its commercially reasonable efforts to deliver to Newco, prior to Closing, an estoppel certificate, in a form reasonably satisfactory to NBCU, from each landlord or joint venture partner, as applicable, with respect to each Comcast Leased Property listed on Section 6.19(d) of the Comcast Disclosure Letter, dated the Closing Date, confirming that each such lease or sublease is in full force and effect and enforceable, in all material respects, in accordance with its respective terms, and that to the knowledge of each such landlord or joint venture partner, as applicable, no default under each such lease or sublease has occurred or is continuing. For the purposes of this Section 6.19(d), “commercially reasonable efforts” shall not include, and Comcast shall not be required to make, any payment to any such landlord or joint venturer, or any designee or representative of the same, in order to obtain any such estoppels.

(e) On or before closing, GE and NBCU will amend the lease with respect to the NBCU Leased Real Property located at 900 and 904 Sylvan Avenue, Englewood Cliffs, New Jersey such that NBCU’s options to acquire fee ownership of such property pursuant to the terms of the lease, and NBCU’s right to renew such lease, will not be dependent on Vivendi’s continued ownership of any portion of NBCU.

(f) GE and Comcast shall use their good faith efforts to negotiate a lease to be entered into by the relevant parties at or as soon as reasonably practicable prior to Closing on the terms and conditions set forth in the term sheet attached hereto as Exhibit H (the “30 Rock Term Sheet”) and other arm’s length terms that are reasonably considered “market” for a lease of comparable space for comparable buildings in New York City (the “30 Rock Lease”). If GE and Comcast are not able to agree on a form of lease prior to the Closing, then from and after the Closing, the 30 Rock Term Sheet shall be binding upon the parties identified therein in accordance with its terms. The 30 Rock Lease (or binding 30 Rock Term Sheet, if applicable) shall amend and restate in its entirety, the existing agreements between NBC Trust No. 1996A and NBC under which NBCU occupies approximately 1,300,000 square feet of space within the 30 Rockefeller Center Condominium, as in effect on the date of this Agreement (the “Existing Lease”). The 30 Rock Lease (or binding 30 Rock Term Sheet, if applicable) shall be made effective following the Transaction Closing (as defined in the Vivendi SPA) but prior to Comcast’s acquisition of any portion of Newco. Under no circumstances shall any term or provision of the Existing Lease be effective or enforceable by any party from and after Closing.

Section 6.20. Related Party Transactions. (a) For so long as any Related Party NBCU Contract set forth on Section 6.20(a) of the NBCU Disclosure Letter (each such agreement, together with any similar agreement entered into prior to the Closing, a “Factoring Agreement”) is in effect, Comcast shall have the option, exercisable by written notice delivered to GE, to terminate the continued factoring of receivables under any portion or all of any Factoring Agreement effective not earlier than immediately following the Closing. Any notice of such termination must be delivered at least two Business Days prior to the specified date of termination. If Comcast exercises such option with respect to any Factoring Agreement, then from and following the effectiveness of such termination, no further receivables will be factored pursuant to such Factoring

Agreement, and all existing receivables and applicable amounts will be settled on the terms and in accordance with the procedures therefor set forth in the applicable Factoring Agreement (it being understood that there are not and will not be any penalties or termination fees payable in connection with any such termination). Any receivable of any NBCU Entity from GE in respect of any Factoring Agreement that exists as of the time immediately prior to Closing shall be automatically extinguished in its entirety (with no payment being made in respect thereof) effective upon the Closing; provided that such extinguishment shall not affect any rights or obligations under any Factoring Agreement (including with respect to holdback payments or similar payments (and receivables with respect thereto), all of which shall be made in accordance with the terms of the applicable Factoring Agreement). None of GE or any of its Subsidiaries shall (i) exercise any right of termination, amendment, acceleration or cancellation under any Factoring Agreement resulting from the execution, delivery or performance of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby or (ii) between the date hereof and the Closing, enter into, renew, amend or modify, or otherwise waive, release or assign any rights, claims or benefits of any NBCU Entity under, any Factoring Agreement without the prior written consent of Comcast; provided that such consent shall not be unreasonably withheld or delayed with respect to any modification or renewal of any Factoring Agreement that will only be in effect for periods prior to the Closing if (and only if) the economic terms of such Factoring Agreement as so modified shall be (A) substantially the same as the terms that were in effect prior to such modification or renewal (subject to such changes as reflect overall changes in market conditions) and (B) not less favorable to the Navy Businesses than could be obtained by the Navy Businesses from an unrelated third party.

(b) Prior to the Closing, except as otherwise provided in the Comcast Services Agreement, Comcast shall, and shall to the extent necessary cause its Subsidiaries to, cause all obligations arising under the Related Party Comcast Contracts (other than those set forth on Section 6.20(b) of the Comcast Disclosure Letter, which shall continue in accordance with their respective terms) to be repaid or cancelled in a manner that does not give rise to any Liability that would be an Assumed Comcast Liability or a Liability of a Contributed Comcast Subsidiary.

(c) Prior to the Closing, except as otherwise provided in the GE Transition Services Agreement, GE and NBCU shall, and shall to the extent necessary cause their respective Subsidiaries to, cause all obligations under the Related Party NBCU Contracts (other than those set forth on Section 6.20(c) of the NBCU Disclosure Letter, which shall continue in accordance with their respective terms, the Factoring Agreements, which shall be governed by Section 6.20(a), and the TPS Program, which shall be governed by Section 6.20(d)) to be repaid or cancelled in a manner that does not give rise to any Liability that would be an Assumed NBCU Liability or a Liability of a NBCU Entity.

(d) GE and NBCU shall, and shall to the extent necessary cause their respective Subsidiaries to, terminate the participation of the NBCU Entities under GE’s TPS Program (the “TPS Program”) effective as of the Closing; provided that such termination shall not affect any rights or obligations of the parties under the TPS Program with respect to any amounts payable thereunder, all of which shall be made in a manner consistent with past practice.

Section 6.21. Post-Closing Services. As soon as practicable following the date hereof, GE, NBCU and Comcast will work together in good faith to complete the schedules to the GE Transition Services Agreement and the Comcast Services Agreement setting forth the applicable services to be provided under each such agreement (it being understood that such schedules shall be completed prior to the Closing). In furtherance and not in limitation of the foregoing, GE shall use its commercially reasonable efforts to provide to Comcast its initial draft of such schedules to the GE Transition Services Agreement no later than March 31, 2010 and the parties shall promptly thereafter make available and cause the necessary personnel to work together in good faith. In order to complete such schedules with respect to services to be provided to Newco, the parties will determine the services that have been provided to the NBCU Businesses and the Contributed Comcast Businesses prior to the Closing, it being understood that, except as provided below and subject to the selection process described below, (a) GE will make available to Newco the full range of services provided by GE to the NBCU Businesses as of the Closing for a period of four years from the Closing Date (but subject to the termination provisions set forth in the GE Transition Services Agreement) (the “Transition Services Term”), and (b) Comcast will make available to Newco the full range of services provided by Comcast to the Contributed Comcast Businesses as of the Closing for an indefinite period (but subject to the termination provisions set forth in the Comcast Services Agreement); provided that neither GE nor (except with respect to clause (i) or (iii) below) Comcast shall be obligated to provide services (i) that historically have not been generally provided under transition services agreements to former businesses that were divested by GE, (ii) that are not appropriate to be provided, in the reasonable judgment of the party that would be the provider, due to constraints under Law, (iii) that, in accordance with internal policies, procedures or practices of GE in effect prior to the date hereof, GE does not provide to an entity in which GE holds a minority equity interest, or (iv) that are provided through a third party provider and the relevant Contract with the third party does not permit such service to be provided to Newco. Section 6.21 of the NBCU Disclosure Letter sets forth an illustrative list of services that GE is not obligated to provide to Newco after the Closing by virtue of the limitations set forth in clauses (i)-(iii). GE shall use its commercially reasonable efforts to limit, to the extent practicable, adding services which it will not provide Newco by virtue of such limitations, to those already identified in Section 6.21 of the NBCU Disclosure Letter, and, with respect to each such additional service (if any), GE shall consider in good faith any proposals made by Comcast pursuant to which GE would provide such additional service on a temporary basis to the extent necessary to avoid significant disruption to Newco’s businesses. Comcast shall use its commercially reasonable efforts to limit, to the extent practicable, the services which it will not provide Newco by virtue of the limitations set forth in clause (ii), and, with respect to each such service, Comcast shall consider in good faith any proposals made by GE pursuant to which Comcast would provide such service on a temporary basis to the extent necessary to avoid significant disruption to Newco’s businesses. The parties will determine in good faith which Person (which may be Newco itself, GE, Comcast or an unrelated third party) will be able to provide Newco with each applicable service most efficiently (taking into account cost, service levels and other relevant factors) following the Closing; provided that if the parties are unable to agree as to any particular service, such determination will be made in the good faith judgment of Comcast.

Section 6.22. Relevant Transactions. (a) If after the date hereof and prior to Closing, Comcast desires to, or desires to cause any of its Subsidiaries to, acquire or invest in a business, whether by merger, consolidation, combination or amalgamation, acquisition of equity interest or assets or otherwise, in each case, that if acquired would be primarily related to the Contributed Comcast Businesses, Comcast shall deliver a notice to GE containing the material terms of such transaction, including reasonable detail as to the financial and operational implications of the transaction for Newco, the equity interest, business or assets to be acquired, and the consideration proposed to be paid (including any Relevant Transaction Debt) in connection with such transaction. GE may, within fifteen (15) Business Days after receipt of such notice, object to such acquisition by delivering a notice of objection.

(b) If a notice of objection with respect to any such transaction is delivered pursuant to Section 6.22(a) within such fifteen (15) Business Day period, Comcast or one or more of its Subsidiaries shall be permitted, subject to receipt of any consent required pursuant to Section 6.01(b)(ii), to enter into and consummate such transaction on the terms set forth in the notice delivered by Comcast pursuant to Section 6.22(a); provided that the equity interest, business or assets acquired pursuant to such transaction shall be deemed Comcast Excluded Assets and the Liabilities relating thereto shall be deemed Excluded Comcast Liabilities.

(c) If a notice of objection with respect to any such transaction is not delivered pursuant to Section 6.22(a) within such fifteen (15) Business Day period, (i) Comcast or more of its Subsidiaries shall be permitted to enter into and consummate such transaction (a “Relevant Transaction”) on terms that are equivalent in all material respects to those which are set forth in the notice delivered by Comcast pursuant to Section 6.22(a) and (ii) the equity interest, business or assets acquired pursuant to such transaction shall be deemed Comcast Assets or Excluded Comcast Assets and the Liabilities relating thereto shall be deemed Assumed Comcast Liabilities or Excluded Comcast Liabilities to the extent provided in Section 2.03 (as if such equity interest, business or assets were owned by Comcast and such Liabilities were Liabilities of Comcast). Each transaction set forth on Section 6.22 of the Comcast Disclosure Letter shall be a Relevant Transaction if it is consummated on terms that are equivalent in all material respects to those which are set forth in the summaries previously provided to GE in writing prior to the date hereof with respect to such transaction.

Section 6.23. Organizational Documents. Between the date hereof and the Closing Date, GE, NBCU and Comcast shall negotiate in good faith mutually agreeable forms of an amended and restated certificate of incorporation of Navy Holdco 2, amended and restated bylaws of Navy Holdco 2 and a limited liability company agreement of NBCU (the “Organizational Documents”). The Organizational Documents shall be in form and substance customary for organizational documents of wholly-owned Subsidiaries and, in the case of NBCU, shall be consistent with Section 6.18. GE shall cause the Organizational Documents of NBCU to be in full force and effect as of the Closing and the Organizational Documents of Navy Holdco 2 to be in full force and effect as of the effective date of the Navy Holdco 2 Agreement.

Section 6.24. Advertising. During the five (5) calendar years commencing at the beginning of the first calendar year following Closing, GE shall, directly or indirectly through one or more of its Subsidiaries, purchase advertising from Newco or one or more of its Subsidiaries such that, in each such year, GE will purchase no less than $59 million of gross advertising, in the aggregate, from Newco and its Subsidiaries, and GE will purchase an additional $50 million of gross advertising in connection with the 2012 Olympic Games. During the remainder of the calendar year in which the Closing occurs, GE shall, directly or indirectly through one or more of its Subsidiaries, purchase advertising from Newco or one or more of its Subsidiaries in an amount and in a manner consistent with its advertising plan for such calendar year or, in the absence of such a plan, in the ordinary course of business in an amount and in a manner consistent with such period in the prior calendar year. Purchases of advertising by GE and its Subsidiaries pursuant to this Section 6.24 shall be effected on arms- length terms; provided that GE and its Subsidiaries shall be entitled to preferential client treatment, including access to marketing execution and placements, comparable to the top tier or highest spender category of advertising or past practice, whichever is more favorable to GE.

Section 6.25. Contributed Comcast Business 2008 EBITDA. Prior to the Closing Date, Comcast shall cause Deloitte & Touche LLP to (a) conduct an audit of the 2008 Comcast Financial Statements and (b) perform certain agreed upon procedures, as agreed to by Comcast and Deloitte & Touche LLP after reasonable consultation with GE (it being understood that GE shall have the right to consult with Comcast in the development of such procedures), relating to a schedule derived from such audit that sets forth the operating cash flow of the Contributed Comcast Businesses for the twelve month period ended December 31, 2008 (the “2008 Contributed Comcast Businesses EBITDA”), calculated on the same basis as the 2008 operating cash flow of the Contributed Comcast Businesses that was included in the long range forecast for the Contributed Comcast Businesses provided by Comcast to GE in writing prior to the date hereof (including adjustments for (i) allocations of corporate and other non-recurring costs (including stay bonuses associated with Fandango) and (ii) the exclusion of The Comcast Network). Comcast shall deliver a copy of such audit report together with an unqualified opinion of Deloitte & Touche LLP thereon and agreed upon procedures report to GE promptly following the completion of such reports. GE and its advisors will have thirty (30) days to review the calculation of 2008 Contributed Comcast Businesses EBITDA, during which 30-day period Comcast shall provide adequate access to management and Comcast internal workpapers to assess the basis for the calculation. To the extent there is any dispute, GE will document and provide to Comcast the nature of such dispute. GE and Comcast will have fifteen (15) days from the date of delivery of the dispute notice to negotiate and resolve such differences. If no resolution is reached, senior executives of GE and Comcast will discuss a resolution of such dispute in good faith. If they are not able to reach a resolution, Deloitte & Touche LLP’s determination shall control.

Section 6.26. Certain Other Agreements. Comcast and GE hereby agree to the covenants set forth in (a) Section 6.26(a) of the Comcast Disclosure Letter, (b) Section 6.26(b) of the NBCU Disclosure Letter and (c) Section 6.26(c) of the NBCU Disclosure Letter.

Section 6.27. Newco. (a) Comcast and GE shall agree prior to the Closing on the initial chief executive officer of Newco.

(b) Between the date hereof and the Closing Date, GE and Comcast shall cooperate in good faith to further develop the initial post-Closing strategic plan for Newco attached as Exhibit B to the Form of Newco Operating Agreement attached hereto as Exhibit I (the “Preliminary Initial Strategic Plan”). If the parties are unable to mutually agree on such further developed strategic plan (it being the mutual intention of GE and Comcast to work towards such further development within a reasonable time period prior to the anticipated Closing Date), each of Comcast and GE shall cause their respective chief executive officers to use their respective good faith efforts to resolve such disagreement for a period of five Business Days after GE or Comcast advises the other in writing that an impasse has been reached with respect to such further developed plan; provided, however, that, if the parties have not mutually agreed upon such strategic plan by the Closing Date, the initial post-Closing strategic plan for Newco (which, for the avoidance of doubt, may be the Preliminary Initial Strategic Plan) shall be as determined by Comcast. To the extent (i) GE and Comcast agree on a further developed initial post-closing strategic plan or (ii) Comcast designates an initial post-closing strategic plan that is different from the Preliminary Initial Strategic Plan, Exhibit B to the Form of Newco Operating Agreement attached hereto as Exhibit I shall be deemed replaced with the initial post-closing strategic plan so agreed upon or designated, as the case may be.

Section 6.28. Certain Investments. To the extent that investment securities of any Person that are subject to a stockholders, investment, operating or other similar agreement pursuant to which rights and obligations arising thereunder are jointly held or exercisable or are derived from common ownership are included in both the NBCU Assets and the Excluded NBCU Assets (including the investment securities of the Persons listed on Section 6.28 of the NBCU Disclosure Letter), the parties hereto shall (a) determine an equitable allocation of the non-economic rights and obligations arising under such agreements as between Newco and its Subsidiaries, on the one hand, and GE and its Subsidiaries, on the other hand (which allocation shall take into account the relative ownership of such investment securities and the relationship of Newco and its Subsidiaries with such Person after giving effect to the Closing) and (b) use their commercially reasonable efforts to cause such allocation to be implemented as of the Closing or as soon thereafter as possible (including executing any necessary assignment and assumption documents and obtaining any necessary consent of any third party).

Section 6.29. Certain Obligations. GE shall cause each of Navy Holdco 1 and Navy Holdco 2, and through the Closing, Newco, to take all actions required to be taken, and to refrain from taking any actions not permitted to be taken, by them pursuant to this Agreement.

Section 6.30. Vivendi Agreements. GE shall not, and shall not permit any of its Subsidiaries (including the NBCU Entities) to, without the prior written consent of Comcast, (i) enter into any Vivendi Agreement or (ii) enter into any amendments or modifications to, or grant or rely upon any waivers under, any Vivendi Agreement (regardless of whether such Vivendi Agreement was entered into prior to, on or after the date of this Agreement) that would reasonably be expected to have the effect of delaying, impairing or impeding the Closing. In addition, GE shall, and shall cause each of its applicable Subsidiaries (including NBCU Entities) to, comply with its obligations under each Vivendi Agreement and use its reasonable best efforts to consummate the transactions contemplated by the Vivendi SPA in accordance with the terms thereof.

ARTICLE 7
EMPLOYEE MATTERS

Section 7.01. Employee Matters. With respect to employee matters, the parties have made the representations, warranties and agreements and covenants set forth in Exhibit B-1 (the “NBCU Employee Matters Agreement”) and Exhibit B-2 (the “Comcast Employee Matters Agreement”), each of which is hereby incorporated in, and made a part of, this Agreement as if set forth in full herein.

Section 7.02. Newco Executive Incentive Compensation Summary of Principles. The parties acknowledge the Newco Executive Incentive Compensation Summary of Principles, attached hereto as Exhibit J.

ARTICLE 8
TAX MATTERS

Section 8.01. Tax Matters Agreement. Notwithstanding anything in this Agreement to the contrary, all indemnifications, representations, warranties, covenants and agreements among the parties with respect to Tax matters are covered exclusively by the Tax Matters Agreement and the Newco Operating Agreement and nothing contained herein shall give rise to any claim in respect of Taxes. In the event of any conflict with respect to Tax matters between the provisions of this Agreement, on the one hand, and the provisions of the Tax Matters Agreement or the Newco Operating Agreement, on the other hand, the provisions of the Tax Matters Agreement or the Newco Operating Agreement shall control.

ARTICLE 9
CONDITIONS TO CLOSING

Section 9.01. Conditions to Obligations of GE and NBCU. The obligations of GE and NBCU to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by GE in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Comcast set forth in this Agreement or the Tax Matters Agreement shall be true and correct, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualification set forth therein (other than in the phrase “materially impair or delay” or in the Designated Comcast

Representations) in each case as of the Closing Date as though made on the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date); provided that notwithstanding anything to the contrary contained herein, the condition set forth in this Section 9.01(a) shall be deemed to have been satisfied even if any representations or warranties of Comcast (other than those contained in Section 5.01(b) and Section 5.03, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of Comcast to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Comcast Material Adverse Effect, or a Material Adverse Effect on Newco, or a material adverse effect on the ability of Comcast or Newco to consummate the transactions contemplated by the Transaction Agreements. GE and NBCU shall have received a certificate signed by an executive officer of Comcast to the effect that the condition set forth in this Section 9.01(a) has been satisfied.

(b) Covenants. Comcast shall, and shall have caused its Subsidiaries to, have performed and complied in all material respects with the obligations and covenants applicable to Comcast or its Subsidiaries, in each case, to be performed and complied with by Comcast or its Subsidiaries at or prior to the Closing in accordance with this Agreement and the Tax Matters Agreement, and GE and NBCU shall have received a certificate signed by an executive officer of Comcast to such effect.

(c) No Governmental Orders. At the Closing Date, there shall be no Governmental Orders in effect, and there shall be no action, investigation, proceeding or litigation instituted, commenced, pending or threatened by or before any Governmental Authority in which a Governmental Authority is a party, (i) that restrains or prohibits or renders illegal the Closing, (ii) that restrains or prohibits or renders illegal the consummation of the other transactions contemplated by the Transaction Agreements, other than the failure of which to be so consummated would not reasonably be expected to have, individually or in the aggregate, a Material Impact on the current or future business operations of GE or Newco or (iii) that would otherwise reasonably be expected to have, individually or in the aggregate, a Material Impact on the current or future business operations of GE or Newco.

(d) Governmental Approvals. The FCC Order and all other Governmental Approvals required by applicable Law to consummate the transactions contemplated by this Agreement, including those set forth in Section 9.01(d) of the NBCU Disclosure Letter to the extent required by applicable Law to consummate the transactions contemplated by this Agreement, shall have been obtained and shall be in full force and effect without any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a

Material Impact on the current or future business operations of GE or Newco, and any applicable waiting periods in respect thereof shall have expired or been terminated.

(e) Ancillary Agreements. The Ancillary Agreements shall have been duly executed and delivered by each of the parties thereto.

(f) NBCU Financing and NBCU Dividend. All conditions to the obligations of the lenders thereunder to fund the NBCU Financing or Alternative Financing shall have been fulfilled or waived and the lenders thereunder shall be prepared to fund the NBCU Dividend in full.

(g) Comcast Restructuring. The actions contemplated by Section 6.14 of the Comcast Disclosure Letter shall have been completed, in all material respects, on the terms and conditions set forth therein.

(h) Vivendi Agreements. The Transaction Closing (as defined in the Vivendi SPA) shall have been consummated pursuant to the Vivendi SPA.

Section 9.02. Conditions to Obligations of Comcast. The obligation of Comcast to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by Comcast in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of GE and NBCU set forth in this Agreement or the Tax Matters Agreement shall be true and correct, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualification set forth therein (other than in the phrase “materially impair or delay” or in the Designated NBCU Representations) in each case as of the Closing Date as though made on the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything to the contrary contained herein, the condition set forth in this Section 9.02(a) shall be deemed to have been satisfied even if any representations or warranties of GE and NBCU (other than those contained in Section 3.01(b), Section 3.03, Section 4.01(b), Section 4.01(d) and Section 4.01(e)) are not so true and correct unless the failure of such representations and warranties of GE and NBCU to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a NBCU Material Adverse Effect, a Material Adverse Effect on Newco or a material adverse effect on the ability of GE, NBCU or Newco to consummate the transactions contemplated by the Transaction Agreements. Comcast shall have received certificates signed by an executive officer of each of GE and NBCU to the effect that the condition set forth in this Section 9.02(a) has been satisfied with respect to each of GE, NBCU and Newco.

(b) Covenants. GE and NBCU shall, and shall have caused their respective Subsidiaries to, have performed and complied in all material respects with the other obligations and covenants applicable to GE and the NBCU Entities to be performed and complied with by GE and the NBCU Entities at or prior to the Closing in accordance with this Agreement and the Tax Matters Agreement, and Comcast shall have received certificates signed by an executive officer of each of GE and NBCU to such effect.

(c) No Governmental Orders. At the Closing Date, there shall be no Governmental Order in effect, and there shall be no action, investigation, proceeding or litigation instituted, commenced, pending or threatened by or before any Governmental Authority in which a Governmental Authority is a party, (i) that restrains or prohibits or renders illegal the Closing, (ii) that restrains or prohibits or renders illegal the consummation of the other transactions contemplated by the Transaction Agreements, other than the failure of which to be so consummated would not reasonably be expected to have, individually or in the aggregate, a Material Impact on the current or future business operations of Comcast or Newco or (iii) that would otherwise reasonably be expected to have, individually or in the aggregate, a Material Impact on the current or future business operations of Comcast or Newco.

(d) Governmental Approvals. The FCC Order and all other Governmental Approvals required by applicable Law to consummate the transactions contemplated by this Agreement, including those set forth in Section 9.02(d) of the Comcast Disclosure Letter to the extent required by applicable Law to consummate the transactions contemplated by this Agreement, shall have been obtained and shall be in full force and effect without any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a Material Impact on the current or future business operations of Comcast or Newco, and any applicable waiting periods in respect thereof shall have expired or been terminated.

(e) Ancillary Agreements. The Ancillary Agreements shall have been duly executed and delivered by each of the parties thereto.

(f) NBCU Restructuring. The actions contemplated by Section 6.14 of the NBCU Disclosure Letter shall have been completed, in all material respects, on the terms and conditions set forth therein.

ARTICLE 10
TERMINATION, AMENDMENT AND WAIVER

Section 10.01. Termination. This Agreement may be terminated prior to the Closing:

(a)  by the mutual written consent of GE and Comcast;

(b) by GE, if Comcast shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Comcast that would cause either of the conditions set forth in Section 9.01(a) or Section 9.01(b) not to be satisfied, and such condition would be incapable of being satisfied, by the End Date; provided, however, that neither GE nor NBCU is then in material breach of this Agreement;

(c) by Comcast, if GE or NBCU shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to GE or NBCU that would cause either of the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such condition would be incapable of being satisfied, by the End Date; provided, however, that Comcast is not then in material breach of this Agreement;

(d) by either GE or Comcast if the Closing shall not have occurred by December 3, 2010 (the “End Date”) which term shall include the date of any extension under this Section 10.01(d); provided, however, that if on the End Date the conditions to Closing set forth in Section 9.01(c), Section 9.01(d), Section 9.02(c) or Section 9.02(d) shall not have been fulfilled but all other conditions to Closing shall have been fulfilled (other than those conditions that by their terms are to be satisfied at Closing, which conditions (other than the condition set forth in Section 9.01(f)) shall be capable of being fulfilled if Closing were to occur on such date), then either GE or Comcast may elect by written notice to the other parties to extend the End Date for up to two (2) successive 90-day periods (it being understood that in no event may the End Date be extended beyond June 3, 2011 without the mutual written consent of GE and Comcast); and provided further that the right to terminate this Agreement under this Section 10.01(d) shall not be available to any party whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(e) by GE or Comcast, in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the Closing;

(f) by GE, on or after the 30th day after notice to Comcast that the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and the Closing should have occurred in accordance with Section 2.06, if the Closing shall not have occurred because Comcast shall have failed to comply with its obligations to consummate the Closing; or

(g) by Comcast, on or after the 30th day after notice to GE that the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and the Closing should have occurred in accordance with Section 2.06, if the Closing shall not have occurred because GE or NBCU shall have failed to comply with its obligations to consummate the Closing;

provided, that the party asserting that a condition set forth in Section 9.01 or Section 9.02 has failed to be satisfied shall bear the burden of proof of such failure.

Section 10.02. Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 10.01 shall give written notice of such termination to the other party or parties, as the case may be, to this Agreement.

Section 10.03. Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement; provided, however, that nothing in this Agreement shall relieve the parties hereto from liability for (a) failure to perform the obligations set forth in Section 6.04, (b) any knowing and intentional breach of this Agreement or knowing and intentional failure to perform its obligations under this Agreement and (c) amounts payable pursuant to Section 6.13(c) or 12.02.

Section 10.04. Extension; Waiver. At any time prior to the Closing, either GE may, with respect to Comcast, or Comcast may, with respect to GE or NBCU, (a) extend the time for the performance of any of the obligations or other acts of the other Person, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or the Tax Matters Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement or the Tax Matters Agreement (provided that such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure). Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or the Tax Matters Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or the Tax Matters Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder or thereunder.

ARTICLE 11
INDEMNIFICATION

Section 11.01. Indemnification by GE. (a) From and after the Closing, and subject to Section 11.04, Section 11.08, Section 11.09, Section 11.10 and Section 12.01, GE shall indemnify, defend and hold harmless Newco, its Subsidiaries, their respective successors and assigns and their respective directors, officers and employees (collectively, the “Newco Indemnified Parties”) and Comcast, its Affiliates, their respective successors and assigns and their respective directors, officers and employees (collectively, the “Comcast Indemnified Parties”) against, and reimburse any Newco Indemnified Party or Comcast Indemnified Party for, all Losses that such Newco Indemnified Party or Comcast Indemnified Party may suffer or incur, or become subject to, as a result of:

(i) the failure of any representations or warranties made by GE or NBCU in this Agreement to be true and correct on and as of the date hereof or on and as of the Closing Date as though made on the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date), determined without regard to any qualification or exception contained therein relating to “materiality”, including the words “material” and “Material Adverse Effect” (other than in the phrase “materially impair or delay” or in any such qualification or exception contained in the Designated NBCU Representations);

(ii) any breach or failure by GE or, at or prior to the Closing, NBCU to perform any of its covenants or obligations contained in this Agreement; or

(iii)  any Excluded NBCU Liability.

For the avoidance of doubt, it is understood that the foregoing indemnification with respect to the Comcast Indemnified Parties is intended to indemnify the Comcast Indemnified Parties only for Losses suffered or incurred by them directly and is not intended to indemnify the Comcast Indemnified Parties with respect to Losses suffered by Newco or that they may suffer or incur solely by virtue of their direct or indirect equity ownership in a Newco Indemnified Party.

(b) Notwithstanding any other provision to the contrary, (i) GE shall not be required to indemnify, defend or hold harmless any Newco Indemnified Party or Comcast Indemnified Party against, or reimburse any Newco Indemnified Party or Comcast Indemnified Party for, any Losses pursuant to Section 11.01(a)(i), (A) with respect to any claim (except for a claim of the failure of the representation and warranty set forth in Section 3.21) unless such claim involves

Losses in excess of $2,000,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of the Newco Indemnified Parties’ or Comcast Indemnified Parties’ Losses) and (B) until the aggregate amount of the Newco Indemnified Parties’ and Comcast Indemnified Parties’ Losses exceeds $600,000,000 (the “NBCU Deductible Amount”), after which GE shall only be obligated for such aggregate Losses (each of which must satisfy the above subclause (A) to be applied toward the NBCU Deductible Amount) of the Newco Indemnified Parties and the Comcast Indemnified Parties in excess of the NBCU Deductible Amount; and (ii) the cumulative indemnification obligation of GE under Section 11.01(a)(i) shall in no event exceed $3,000,000,000. Solely for purposes of the representations in the first sentence of Section 3.15(g) and the first sentence of Section 3.15(i) insofar as such representations relate to contributions to Multiemployer Plans with respect to NBCU Employees, the amount paid, if any, to a Multiemployer Plan in respect of or in settlement of each audit of contributions to such Multiemployer Plan with respect to NBCU Employees shall be treated as a separate “claim” for purposes of this Section 11.01(b).

Section 11.02. Indemnification by Comcast. (a) From and after the Closing, and subject to Section 11.04, Section 11.08, Section 11.09, Section 11.10 and Section 12.01, Comcast shall indemnify, defend and hold harmless GE and its Affiliates, their respective successors and assigns and their respective directors, officers and employees (collectively, the “GE Indemnified Parties”) and the Newco Indemnified Parties against, and reimburse any GE Indemnified Party or Newco Indemnified Party for, all Losses that such GE Indemnified Party or Newco Indemnified Party may suffer or incur, or become subject to, as a result of:

(i) the failure of any representations or warranties made by Comcast in this Agreement to be true and correct on and as of the date hereof or on and as of the Closing Date as though made on the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date), determined without regard to any qualification or exception contained therein relating to “materiality”, including the words “material” and “Material Adverse Effect” (other than in the phrase “materially impair or delay” or in any such qualification or exception contained in the Designated Comcast Representations);

(ii) any breach or failure by Comcast to perform any of its covenants or obligations contained in this Agreement; or

(iii)  any Excluded Comcast Liability.

For the avoidance of doubt, it is understood that the foregoing indemnification with respect to the GE Indemnified Parties is intended to indemnify the GE Indemnified Parties only for Losses suffered or incurred by them directly and is not intended to indemnify the GE Indemnified Parties with respect to Losses suffered by Newco or that they may suffer or incur solely by virtue of their direct or indirect equity ownership in a Newco Indemnified Party.

(b) Notwithstanding any other provision to the contrary, (i) Comcast shall not be required to indemnify, defend or hold harmless any Newco Indemnified Party or GE Indemnified Party against, or reimburse any Newco Indemnified Party or GE Indemnified Party for, any Losses pursuant to Section 11.02(a)(i), (A) with respect to any claim (except for a claim of the failure of the representation and warranty set forth in Section 5.23) unless such claim involves Losses in excess of $500,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of the Newco Indemnified Parties’ or Comcast Indemnified Parties’ Losses) and (B) until the aggregate amount of the Newco Indemnified Parties’ Losses exceeds $145,000,000 (the “Comcast Deductible Amount”), after which Comcast shall only be obligated for such aggregate Losses (each of which must satisfy the above subclause (A) to be applied toward the Comcast Deductible Amount) of the Newco Indemnified Parties and the Comcast Indemnified Parties in excess of the Comcast Deductible Amount; and (ii) the cumulative indemnification obligation of Comcast under Section 11.02(a)(i)) shall in no event exceed $725,000,000. Solely for purposes of the representations in the first sentence of Section 5.16(g) and the first sentence of Section 5.16(i) insofar as such representations relate to contributions to Multiemployer Plans with respect to Comcast Contributed Business Employees, the amount paid, if any, to a Multiemployer Plan in respect of or in settlement of each audit of contributions to such Multiemployer Plan with respect to Comcast Contributed Business Employees shall be treated as a separate “claim” for purposes of this Section 11.02(b).

Section 11.03. Indemnification by Newco. Notwithstanding anything in this Agreement to the contrary, from and after the Closing, and subject to Section 11.04, Section 11.08 and Section 11.09, Newco shall indemnify, defend and hold harmless:

(a) the GE Indemnified Parties against any Losses that any GE Indemnified Party may suffer, incur, or become subject to as result of (i) any claim or cause of action by any Person arising before, on or after the Closing Date against any GE Indemnified Party with respect to the NBCU Entities, the ownership, operation or use of the NBCU Assets or the operations of the NBCU Businesses (including all actions of the NBCU Entities and Newco’s actions with respect to the NBCU Entities or the ownership, operation or use of the NBCU Assets subsequent to the Closing), other than any such claim or cause of action which would constitute an Excluded NBCU Liability for which GE would otherwise be required to indemnify Newco Indemnified Parties or Comcast

Indemnified Parties pursuant to Section 11.01(a) (after giving effect to the provisions of Section 11.01(b)); or (ii) any Assumed NBCU Liability; and

(b) the Comcast Indemnified Parties against any Losses that any Comcast Indemnified Party may suffer, incur, or become subject to as result of (i) any claim or cause of action by any Person arising before, on or after the Closing Date against any Comcast Indemnified Party with respect to the Contributed Comcast Subsidiaries, the ownership, operation or use of the Comcast Assets or the operations of the Contributed Comcast Businesses (including all actions of the Contributed Comcast Subsidiaries and Newco’s actions with respect to the Contributed Comcast Subsidiaries or the ownership, operation or use of the Comcast Assets subsequent to the Closing), other than any such claim or cause of action which would constitute an Excluded Comcast Liability or for which Comcast would otherwise be required to indemnify Newco Indemnified Parties or GE Indemnified Parties pursuant to Section 11.02(a) (after giving effect to the provisions of Section 11.02(b)); or (ii) any Assumed Comcast Liability.

Section 11.04. Notification of Claims. (a) Except as otherwise provided in any Ancillary Agreement, a Person that may be entitled to be indemnified under any of the Transaction Agreements, other than the Tax Matters Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any assertion of any pending or threatened claim, demand or proceeding that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim, demand or proceeding asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the relevant facts and circumstances; provided, however, that the failure to provide timely notice shall not release the Indemnifying Party from any of its obligations under this Article 11 except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 12.01 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 11.04(a) with respect to any Third Party Claim, the Indemnifying Party may assume the defense and control of such Third Party Claim. In the event that the Indemnifying Party shall assume the defense of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, that (i) if the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have a conflict of interest or different defenses available with respect to such Third Party Claim or (ii) the Indemnifying Party has not in fact employed counsel to assume control of such defense, the reasonable fees and expenses of one counsel (in addition to local counsel) to the Indemnified Parties shall be considered “Losses” for purposes of this Agreement. The party that shall control the defense of any such Third Party Claim (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence. GE and Comcast, as the case may be, shall, and shall cause each of their respective Affiliates and Representatives to, cooperate fully with the Controlling Party in the defense of any Third Party Claim, including with respect to the assertion of any claim or defense that was a Contributed NBCU Asset or Contributed Comcast Asset, as applicable. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall be entitled to control such defense. The Controlling Party shall keep the other party advised of the status of such Third Party Claim and the defense thereof. If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with this Section 11.04(b), the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of, or consenting to the entry of any judgment arising from, such Third Party Claims unless (x) the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement (subject to Section 11.01(b) and Section 11.02(b)), if applicable), (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim and (y) such settlement or consent shall not include an admission of wrongdoing on the part of any Indemnified Party.

Section 11.05. Exclusive Remedies. Except with respect to the matters covered by Section 2.10 and other than with respect to any injunctive remedies or in the case of intentional fraud, the parties hereto acknowledge and agree that, following the Closing, the indemnification provisions of Section 6.07, Section 11.01, Section 11.02, and Section 11.03 shall be the sole and exclusive remedies of any Indemnified Parties, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that it may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by GE, NBCU or Comcast, respectively, or any failure by GE, NBCU or Comcast, respectively, to perform or comply with any covenant or agreement set forth herein. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 11.06. Additional Indemnification Provisions. (a) With respect to each indemnification obligation contained in any Transaction Agreement or any other document executed in connection with the Closing (i) all Losses shall be net of any third-party insurance proceeds that have been actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, (ii) GE shall have no liability to indemnify any Comcast Indemnified Party or Newco Indemnified Party with respect to any Losses caused by or resulting from any pre-Closing action that GE or NBCU takes, pursuant to Section 6.01(a), with the specific consent of Comcast, and (iii) Comcast shall have no liability to indemnify any Newco Indemnified Party with respect to any Losses caused by or resulting from any pre-Closing action that Comcast takes, pursuant to Section 6.01(b), with the specific consent of GE.

(b) If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article 11, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

(c) For the avoidance of doubt, Losses covered by Section 11.01, Section 11.02 or Section 11.03 may include Losses incurred in connection with a Third Party Claim or otherwise and Losses that arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any Law by, the Person indemnified thereunder.

Section 11.07. Newco Claims. If GE becomes aware of any Losses for which Newco may be entitled to seek indemnification from Comcast under this Agreement, (a) GE shall notify Newco and (b) if Newco does not promptly seek such indemnification, GE shall be entitled to seek such indemnification on behalf of Newco and may exercise or cause to be exercised all of the rights of Newco with respect to such Losses as if GE were the Indemnified Party with respect to such Losses; provided that any amounts recovered from Comcast with respect to such Losses shall be paid to Newco. If Comcast becomes aware of any Losses for which Newco may be entitled to seek indemnification from GE under this Agreement, (a) Comcast shall notify Newco and (b) if Newco does not promptly seek such indemnification, Comcast shall be entitled to seek such indemnification on behalf of Newco and may exercise or cause to be exercised all of the rights of Newco with respect to such Losses as if Comcast were the Indemnified Party with respect to such Losses; provided that any amounts recovered from GE with respect to such Losses shall be paid to Newco.

Section 11.08. Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Loss for which such Indemnified Party seeks indemnification under this Agreement.

Section 11.09. Third Party Remedies. If any Indemnified Party (or any of their respective Affiliates) is at any time entitled (whether by reason of a contractual right, a right to take or bring a legal action, availability of insurance, or a right to require a payment discount or otherwise) to recover from another Person any amount in respect of any matter giving rise to a Loss (whether before or after the Indemnifying Party has made a payment to an Indemnified Party hereunder and in respect thereof), the Indemnified Party shall, and shall cause its applicable Affiliate (including, in the case of Comcast, Newco and any Contributed Business Subsidiary) to use their respective commercially reasonable efforts to, (a) promptly notify the Indemnifying Party and provide such information as the Indemnifying Party may require relating to such right of recovery and the steps taken or to be taken by the Indemnified Party in connection therewith and (b) keep the Indemnifying Party reasonably informed of the progress of any action taken in respect thereof; provided that for the avoidance of doubt, the actions required pursuant to clauses (a) and (b) shall not be preconditions to recovery by any Indemnified Party from an Indemnifying Party pursuant to this Agreement. Thereafter, any claim against such Indemnifying Party shall be limited (in addition to the limitations on the liability of the Indemnifying Party referred to in this Agreement) to the amount by which the Losses suffered by the Indemnified Party exceed the amounts so recovered by the Indemnified Party or any such Contributed Business Subsidiary or Affiliate (or, in the case of Comcast, Newco or any such Contributed Business Subsidiary). If the Indemnified Parties recover any amounts in respect of Losses from any third party with respect to a matter as to which the Indemnified Parties have recovered all of their Losses (whether pursuant to this Article 11, from third parties or a combination of the foregoing) at any time after the Indemnifying Party has paid all or a portion of such Losses to the Indemnified Party pursuant to this provisions of this Article 11, Comcast or GE, as applicable, shall, or shall cause such Indemnified Parties to promptly (and in any event within ten (10) Business Days of receipt) pay over to the Indemnifying Party the amount so received (to the extent previously paid by the Indemnifying Party).

Section 11.10. Limitation on Liability. In no event shall any party have any liability to the other (including under this Article 11) for any consequential, special, incidental, indirect or punitive damages or similar items (or to the extent the same would constitute consequential or like damages, lost profits) other than any such damages actually awarded to a third party in connection with a Third Party Claim; provided that such limitations shall not limit the right of (a) Comcast, on the one hand, or (b) GE or NBCU, on the other hand, to recover contract damages in connection with the failure of GE or NBCU (with respect to Comcast’s right) or Comcast (with respect to GE’s or NBCU’s right), to close in violation of this Agreement.

ARTICLE 12
GENERAL PROVISIONS

Section 12.01. Survival. The representations and warranties of GE, NBCU and Comcast contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification in respect of breaches of such representations and warranties under Section 11.01(a)(i) or Section 11.02(b)(i) unless notice of such claim is given to the Indemnifying Party prior to the termination of the applicable survival period); provided, however, that (a) the representations and warranties made in Section 5.07 shall not survive the Closing, (b) the representations and warranties made in Section 3.13 and Section 5.14 shall survive the Closing until the date that is three (3) years after the Closing Date at which time they shall terminate, (c) the representations and warranties made in Section 3.15 and Section 5.16 shall survive until the expiration of the statute of limitations applicable to the matters covered thereby at which time they shall terminate and (d) the representations and warranties made in Section 3.01, Section 3.03, Section 3.11(b), Section 4.01(a), Section 4.01(b), Section 5.01(a), Section 5.01(b), Section 5.03 and Section 5.12(b) shall survive the Closing indefinitely. The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement shall survive the Closing indefinitely until the expiration of the applicable statute of limitations or for the shorter period explicitly specified therein, except that breaches of any such covenants or agreements shall survive indefinitely or until the latest date permitted by law.

Section 12.02. Expenses. (a) Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be borne by the party incurring such costs and expenses; provided that, except as otherwise provided in Section 12.02(b), none of NBCU, Newco or any of their respective Subsidiaries shall bear any costs or expenses in connection with the Transaction Agreements, the transactions contemplated by the Transaction Agreements, any alternative transaction considered prior to the date hereof involving the prospective sale of NBCU or of all or a substantial part of the NBCU Businesses or any potential initial public offering of NBCU (and all such costs and expenses shall be borne by GE).

(b) All (i) reasonable, out-of-pocket costs and expenses incurred (including such costs and expenses incurred by NBCU, Newco and their respective Subsidiaries) in connection with the NBCU Financing, the Alternative Financing or any other financing contemplated by Section 6.16(a) (including any and all commitment fees, underwriting fees, ticking fees and arrangement fees, indemnification obligations) (collectively, “Financing Costs”) and (ii) reasonable, out-of-pocket fees, costs and expenses incurred by the NBCU Entities in connection with preparation for a potential initial public offering of NBCU (collectively, “IPO Costs”) will be paid by GE; provided that (A) Comcast shall cause an Affiliate of Comcast to reimburse GE for 50% of the amount of all Financing Costs (provided that Comcast shall have no reimbursement obligation with respect to indemnification obligations) and IPO Costs paid by GE promptly, and in any event within five (5) Business Days, following receipt of a written request for such reimbursement from GE, (B) if the Closing occurs, (1) NBCU shall at or promptly following the Closing reimburse each of GE and such Affiliate of Comcast for all Financing Costs that it has so borne and all IPO Costs that it has so borne to the extent that such IPO Costs were incurred on or after July 1, 2009 and not exceeding $7.5 million in the aggregate (i.e., the maximum reimbursement that each of GE and Comcast is entitled to receive from NBCU pursuant to this clause (1) is $3.75 million) and (2) GE shall at or promptly following the Closing reimburse such Affiliate of Comcast for all IPO Costs, if any, that it has so borne and with respect to which it is not entitled to receive reimbursement from NBCU pursuant to the preceding clause (1), and (C) if this Agreement is terminated, GE shall reimburse such Affiliate of Comcast promptly, and in any event within five (5) Business Days, following such termination for all IPO Costs that such Affiliate has so borne and that were not also attributable to the NBCU Financing, the Alternative Financing or any other financing contemplated by Section 6.16(a). If GE or NBCU receives a refund for any Financing Costs, it shall promptly reimburse the applicable Affiliate of Comcast for the portion of such refunded Financing Costs previously borne by such Affiliate. Each of GE, Comcast and NBCU shall, to the extent requested, provide the other with reasonable supporting documentation in connection with the allocation of Financing Costs and IPO Costs pursuant to this Section 12.02(b).

Section 12.03. Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03):

(i)      if to Comcast:

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103
Attention:	General Counsel
Facsimile:	(215) 286-7794

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	David L. Caplan Marc O. Williams
Facsimile:	(212) 701-5800

(ii)      if to GE:

General Electric Company
3135 Easton Turnpike, W3A24
Fairfield, CT 06828
Attention:	Senior Counsel for Transactions
Facsimile:	(203) 373-3008

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Howard Chatzinoff Jay Tabor
Facsimile:	(212) 310-8007

(iii)   if to NBCU or Newco: NBC Universal, Inc.
        30 Rockefeller Plaza
 New York, NY 10012
Phone:	(212) 664-1988
Attention:	Chief Financial Officer and General Counsel
Facsimile:	(212) 664-2147

 and prior to Closing:

Navy, LLC
c/o General Electric Company
3135 Easton Turnpike, W3A24
Fairfield, CT 06828
Attention:	Senior Counsel for Transactions
Facsimile:	(203) 373-3008

Section 12.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 12.05. Entire Agreement. The Transaction Agreements constitute the entire agreement between the parties hereto and thereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the parties hereto and thereto, with respect to the subject matter of the Transaction Agreements. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties not expressly set forth in this Agreement. Furthermore, the parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of ordinary parties in an arm’s length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein) shall be those remedies provided for in this Agreement or available at Law or in equity for breach of contract only (as such contractual remedies may be further limited or excluded pursuant to the express terms of this Agreement); and the parties hereto hereby waive and release any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any tort claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this

Agreement). Notwithstanding the foregoing, nothing in this Agreement shall constitute a waiver or release, or limit any party’s right to pursue any claim or remedy, with respect to intentional fraud of another party.

Section 12.06. Assignment. This Agreement shall not be assigned by operation of Law or otherwise by any party hereto without the prior written consent of the other parties hereto, except that GE, NBCU or Comcast may assign any or all of their respective rights and obligations under this Agreement to any of their respective Affiliates; provided that no such assignment shall release the applicable assignor from any liability or obligation under this Agreement. Any attempted assignment in violation of this Section 12.06 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.

Section 12.07. No Third-Party Beneficiaries. Except as provided in Section 6.18 with respect to the D&O Indemnitees or in Article 11 with respect to the Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreements, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of GE or the Combined Businesses, or entity any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 12.08. Amendment. No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such agreement. No consent from any Indemnified Party under Article 11 (other than the parties hereto) shall be required in order to amend this Agreement.

Section 12.09. Disclosure Letter. Any disclosure with respect to a Section of this Agreement, including any Section of the Disclosure Letters, shall be deemed to be disclosed for other Sections of this Agreement, including any Section of the Disclosure Letters, to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure. Matters reflected in any Section of this Agreement, including any Section of the Disclosure Letters, are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Letters, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 12.10. Dispute Resolution. (a) Except as set forth in the Ancillary Agreements, and except with respect to any request for equitable relief (including interim relief) by any of the parties hereto on or prior to the Closing Date, any dispute, controversy or claim arising out of or relating to the transactions contemplated by this Agreement, or the validity, interpretation, breach or termination of any such agreement, including claims seeking redress or asserting rights under any Law (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Section 12.10, Section 12.11 and Section 12.16. Until completion of the procedures set forth in Section 12.10(b), no party may take any action to force a resolution of a Dispute by any judicial or similar process, except to the limited extent necessary to (i) avoid expiration of a claim that might eventually be permitted by this Agreement or (ii) obtain interim relief, including injunctive relief, to preserve the status quo or prevent irreparable harm.

(b) Any party seeking resolution of a Dispute shall first submit the Dispute to the relevant other parties. Each party agrees to confer and discuss in good faith potential mutually agreeable resolutions to such Dispute, including by designating an appropriate member of senior management to serve as its representative in such discussions. Discussions will continue for at least 10 days following submission of the Dispute.

(c) All offers of compromise or settlement among the parties or their Representatives in connection with the attempted resolution of any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.

Section 12.11. Governing Law; Submission to Jurisdiction; Waivers. (a) Except as set forth in the Ancillary Agreements, this Agreement and each other Transaction Agreement (and any claims, causes of action or disputes that may be based upon, arise out of or relate hereto or thereto, to the transactions contemplated hereby and thereby, to the negotiation, execution or performance hereof or thereof, or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

(b) Each of the parties hereto agrees that if any Dispute is not resolved by discussions undertaken pursuant to Section 12.10, such Dispute shall be resolved only in the Chancery Court of the State of Delaware (or if unavailable, any federal court sitting in the State of Delaware or, if unavailable, the Delaware Superior Court) and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, each of the parties hereto by this Agreement irrevocably and unconditionally:

(i) submits for itself and its property in any Action relating to the Transaction Agreements, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or if unavailable, any federal court sitting in the State of Delaware or, if unavailable, the Delaware Superior Court), and appellate courts having jurisdiction of appeals from any of the foregoing, and agrees that all claims in respect of any such Action shall be heard and determined in such Delaware court or, to the extent permitted by Law, in such federal court;

(ii) consents that any such Action may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 12.03; and

(iv) agrees that nothing in the Transaction Agreements shall affect the right to effect service of process in any other manner permitted by the Laws of the State of Delaware.

Section 12.12. Bulk Sales Laws. The parties hereto hereby waive compliance by the Transferors with the provisions of the “bulk sales”, “bulk transfer” or similar Laws of any state or any jurisdiction outside the United States, including Article 6 of the New York Commercial Code, that may otherwise be applicable with respect to the sale of any of the Contributed Assets.

Section 12.13. Specific Performance. Each party hereto acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the other parties hereto and that no party hereto will have an adequate remedy at law. Therefore, the obligations of the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

Section 12.14. Rules of Construction. Interpretation of the Transaction Agreements shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Disclosure Letters and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (i) the parties hereto have each participated in the negotiation and drafting of the Transaction Agreements and if an ambiguity or question of interpretation should arise, the Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening any party hereto by virtue of the authorship of any of the provisions in any of the Transaction Agreements; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (m) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto.

Section 12.15. Counterparts. Each of the Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any

Transaction Agreement by facsimile or portable document format (.pdf) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 12.16. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.16.

Section 12.17. Non-Recourse. Except as provided in Section 11.01, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto, or their respective Affiliates, shall have any liability for any obligations or liabilities of the parties hereto, as applicable, under this Agreement or the other Transaction Agreements of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

Section 12.18. Public Announcements. No party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or stock exchange rules, in which the case the party required to publish such press release or public announcement shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication, to the extent practicable.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

GENERAL ELECTRIC COMPANY

By:	/s/ Jeffrey R. Immelt
	Name:	Jeffrey R. Immelt
	Title:	Chairman and Chief Executive Officer

NBC UNIVERSAL, INC.

By:	/s/ Jeffrey A. Zucker
	Name:	Jeffrey A. Zucker
	Title:	President & CEO

COMCAST CORPORATION

By:	/s/ Robert S. Pick
	Name:	Robert S. Pick
	Title:	Senior Vice President

NAVY, LLC

By:	/s/ Robert Duffy
	Name:	Robert Duffy
	Title:	President of Navy Holdings, Inc., the Sole Member

EXHIBIT A

DEFINITIONS

“2008 Comcast Financial Statements” means the combined balance sheet of the Contributed Comcast Businesses at December 31, 2008 and the related combined statements of operations for the year ended December 31, 2008.

“2008 Contributed Comcast Businesses EBITDA” shall have the meaning set forth in Section 6.25.

“2008 Contributed Comcast Businesses EBITDA Adjustment Amount” means (i) if the 2008 Contributed Comcast Businesses EBITDA is equal to or greater than 90% of the amount set forth on Section 6.25 of the Comcast Disclosure Letter, $0; and (ii) if the 2008 Contributed Comcast Businesses EBITDA is less than 90% of the amount set forth on Section 6.25 of the Comcast Disclosure Letter, an amount equal to the product of (A) the amount set forth on Section 6.25 of the Comcast Disclosure Letter minus the 2008 Contributed Comcast Business EBITDA, times (B) 13.0.

“30 Rock Lease” shall have the meaning set forth in Section 6.19(f).

“30 Rock Term Sheet” shall have the meaning set forth in Section 6.19(f).

“Action” means any claim, action, suit, arbitration, or any proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, however, that for the purposes of this Agreement, (i) prior to the Closing, neither the Comcast Transferors nor the NBCU Transferors shall be deemed Affiliates of Newco and (ii) after the Closing, none of the NBCU Transferors shall be deemed Affiliates of Newco, the Contributed Comcast Subsidiaries or the NBCU Entities.

“Affiliation Agreements” means affiliation, distribution or similar Contracts for the distribution of video programming services with a multichannel video programming distributor for the distribution of programming services, including cable systems, SMATV, open video systems and MMDS, MDS and DBS systems, wireless and broadband, and any correspondence or writings amending the foregoing.

“Agreement” means this Master Agreement, dated as of the date hereof, by and among GE, NBCU, Comcast and Newco, including the Disclosure Letters, the NBCU Employee Matters Agreement and the Comcast Employee Matters Agreement and all amendments hereto and thereto made in accordance with Section 12.08.

“Alternative Financing” shall have the meaning set forth in Section 6.16(a).

“Alternative Financing Agreements” shall have the meaning set forth in Section 6.16(a).

“Ancillary Agreements” means the Tax Matters Agreement, the GE Transition Services Agreement, the Comcast Services Agreement, the GE Intellectual Property Cross License Agreement, the Comcast Intellectual Property Cross License Agreement, the Newco Operating Agreement, the Navy Holdco 2 Agreement, the GE Note, the Comcast Note and the Organizational Documents.

“Assumed Comcast Contracts” means all Contracts, other than any Employee Plans or Intellectual Property Contracts, to which Comcast or any of its Subsidiaries (except for any Contributed Comcast Subsidiary) is a party that are primarily related to the Contributed Comcast Businesses.

“Assumed Comcast IP Licenses” means all Intellectual Property Contracts (other than any of the Ancillary Agreements) to which Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) is a party that are primarily related to the Contributed Comcast Businesses.

“Assumed Comcast Liabilities” shall have the meaning set forth in Section 2.03(c).

“Assumed NBCU Contracts” means all Contracts, other than any Employer Plans, Intellectual Property Contracts or Insurance Arrangements, to which GE or any of its Subsidiaries (other than any NBCU Entity) is a party that are primarily related to the NBCU Businesses.

“Assumed NBCU IP Licenses” means all Intellectual Property Contracts (other than any of the Ancillary Agreements) to which GE or any of its Subsidiaries (other than any NBCU Entity) is a party that are primarily related to the NBCU Businesses.

“Assumed NBCU Liabilities” shall have the meaning set forth in Section 2.02(c).

“Automatic Transfer Legislation” means the Acquired Rights Directive 2001/23/EC or any other applicable automatic transfer of employment legislation.

“Broadcast TV Agreements” shall have the meaning set forth in Section 3.14(a)(x).

“Business” shall have the meaning set forth in the Newco Operating Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Closing” shall have the meaning set forth in Section 2.06.

“Closing Date” shall have the meaning set forth in Section 2.06.

“Closing Statement” shall have the meaning set forth in Section 2.10(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” mean any and all agreements, memorandums of understanding, contracts, letters, side letters and contractual obligations of any kind, nature and description, oral or written, that have been entered into between or that involve or apply to any employer and any labor organization, union, employee association, agency or employee committee or plan.

“Combined Businesses” means the NBCU Businesses and the Contributed Comcast Businesses, collectively.

“Comcast” shall have the meaning set forth in the Preamble.

“Comcast Acquisitions Amount” shall have the meaning set forth in Section 2.06(b).

“Comcast Assets” means the Contributed Comcast Assets and the assets of the Contributed Comcast Subsidiaries.

“Comcast Available Insurance Policy” means any insurance policy maintained by Comcast or any of its Subsidiaries or Affiliates for the benefit of the Contributed Comcast Business or any Contributed Comcast Subsidiary or otherwise covering any Contributed Comcast Asset, Assumed Comcast Liability or Comcast Transferred Employee, Inactive Comcast Business Employee or Former Contributed Business Employee, in each case, that is not a Comcast Transferable Insurance Policy.

“Comcast Cable Networks” shall have the meaning set forth in Section 5.15(a)(xii).

“Comcast Contributed Business Employees” means, collectively, any current or former officer or employee of any of the Contributed Comcast Subsidiaries and any other current or former employee of any Affiliate of any Contributed Comcast Subsidiary substantially employed in the Contributed Comcast Businesses or providing services primarily in support of the Contributed Comcast Businesses, but in each case in respect of or solely to the extent relating to employment in the Contributed Comcast Business.

“Comcast Deductible Amount” shall have the meaning set forth in Section 11.02(b).

“Comcast Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by Comcast to Newco and which forms a part of this Agreement.

“Comcast Disposition Transaction” means any sale or other disposition by Comcast or any of its Subsidiaries of any business or investment that would otherwise be within the Contributed Comcast Businesses (whether effected by sale of assets or securities or otherwise) pursuant to Section 6.01(b)(v)(ii).

“Comcast Disposition Transaction Proceeds” means the aggregate after- Tax proceeds net of reasonable, out-of-pocket third party fees, expenses and costs (including severance and termination costs) received by Comcast or any of its Subsidiaries with respect to Comcast Disposition Transactions entered into after the date of this Agreement.

“Comcast Employee Agreement” shall have the meaning set forth in the Comcast Employee Matters Agreement.

“Comcast Employee Beneficiaries” shall have the meaning set forth in the Comcast Employee Matters Agreement.

“Comcast Employee Matters Agreement” shall have the meaning set forth in Section 7.01.

“Comcast Employee Plans” means the Employee Plans with respect to which any of the Comcast Transferors or Contributed Comcast Subsidiaries or their respective Affiliates currently has any Liabilities with respect to any Comcast Contributed Business Employee.

“Comcast FCC Licenses” shall have the meaning set forth in Section 5.11(c).

“Comcast Financial Statements” shall have the meaning set forth in Section 5.06(a).

“Comcast Indemnified Parties” shall have the meaning set forth in Section 11.01(a).

“Comcast Intellectual Property” means the Comcast Owned Intellectual Property and the Comcast Licensed Intellectual Property.

“Comcast Intellectual Property Cross License Agreement” shall have the meaning set forth in Section 6.12(d).

“Comcast IP Licenses” means all Intellectual Property Contracts (other than any of the Ancillary Agreements) (i) which are Assumed Comcast IP Licenses, or (ii) to which any Contributed Comcast Subsidiary is a party.

“Comcast LCs” shall have the meaning set forth in Section 6.07(b).

“Comcast Leased Real Property” means the Contributed Comcast Leased Property as well as any real property that is leased by a Contributed Comcast Subsidiary.

“Comcast Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed to any of the Comcast Transferors or the Contributed Comcast Subsidiaries or for which any of the Comcast Transferors or the Contributed Comcast Subsidiaries has obtained a covenant not to be sued, in each case, under any Comcast IP License.

“Comcast Licenses” shall have the meaning set forth in Section 5.11(b).

“Comcast Material Adverse Effect” means a Material Adverse Effect on the Contributed Comcast Businesses.

“Comcast Minority Interests” shall have the meaning set forth in Section 5.03(b).

“Comcast Multiemployer Plans” means Multiemployer Plans as to which the Comcast Contributed Subsidiaries have any Liabilities by reason of contributions made with respect to Comcast Contributed Business Employees in the Comcast Contributed Businesses, but in the case of any such plan for which contributions were made with respect to employees of the Comcast Transferors or their Affiliates (other than the Comcast Subsidiaries) only to the extent of the Liabilities attributable to the Comcast Contributed Business Employees and their Comcast Employee Beneficiaries or activities of the Comcast Contributed Business.

“Comcast Name and Comcast Marks” means any and all trade names, trademarks, service marks, service names, trade dress, and logos (other than any Trademarks set forth, or required to be set forth, on Schedule 5.13(e)(i) of the Comcast Disclosure Letter) that are owned by Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) as of the Closing Date or any derivations thereof, in each case whether alone or in combination with other words, and including all marks, trade dress, logos, monograms, domain names and other source identifiers embodying any of the foregoing; provided, however, that, for purposes of this Agreement, the foregoing trade names, trademarks, service marks, service names, trade dress, logos, derivations, combinations and embodiments shall be defined to include only the Trademark rights of Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) to the extent, as of the Closing Date that, (i) registrations or applications for registration in the name of Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) have issued or been filed or (ii) Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) has common law rights therein under applicable Trademark Laws. For the avoidance of doubt, “Comcast Name and Comcast Marks” includes the Core Comcast Marks.

“Comcast Note” shall have the meaning set forth in Section 2.08(g).

“Comcast/NBCU Purchase Price” shall have the meaning set forth in Section 2.04.

“Comcast Owned Intellectual Property” means all Intellectual Property that is (i) Contributed Comcast Owned Intellectual Property or (ii) owned by any of the Contributed Comcast Subsidiaries.

“Comcast Owned Real Property” means the Contributed Comcast Owned Property as well as any real property owned by a Contributed Comcast Subsidiary.

“Comcast Parent Plans” means the Comcast Employee Plans which are sponsored or maintained by Comcast Transferors or their Affiliates (other than the Contributed Comcast Subsidiaries) and which do not solely cover Comcast Contributed Business Employees.

“Comcast Personal Data” shall have the meaning set forth in the Comcast Employee Matters Agreement.

“Comcast Real Properties” means, collectively, the Comcast Owned Real Property and the Comcast Leased Real Property.

“Comcast Reference Balance Sheet” shall have the meaning set forth in Section 5.06(a).

“Comcast Registered IP” means all Registered IP included in the Comcast Owned Intellectual Property.

“Comcast Restructuring” means the actions set forth on Section 6.14 of the Comcast Disclosure Letter.

“Comcast Retention Agreements” means retention agreements with Comcast Contributed Business Employees that are entered into by any Contributed Comcast Subsidiary or one of its Affiliates after the date hereof and prior to the Closing Date with the prior written consent of NBCU.

“Comcast SEC Documents” shall have the meaning set forth in Section 5.07.

“Comcast Services Agreement” shall have the meaning set forth in Section 6.12(b).

“Comcast Subsidiary Plans” means (i) the Comcast Employee Plans which are sponsored or maintained solely by Contributed Comcast Subsidiaries, (ii) the Comcast Employee Plans which solely cover Comcast Contributed Business Employees (including such plans established pursuant to the Comcast Employee Matters Agreement) and their Comcast Employee Beneficiaries and (iii)  Comcast Multiemployer Plans.

“Comcast Technology” means all Technology that is (i) Contributed Comcast Technology or (ii) owned by any of the Contributed Comcast Subsidiaries.

“Comcast Trademark License” shall have the meaning set forth in Section 6.10(a).

“Comcast Transferable Insurance Policies” means all insurance policies or self-insurance programs acquired directly by and in the name of Comcast or any of its Subsidiaries or entered into by Comcast or any of its Subsidiaries or Affiliates exclusively for the benefit of the Comcast Businesses or any Contributed Comcast Subsidiary.

“Comcast Transferors” means, collectively, Comcast and the Subsidiaries of Comcast (other than the Contributed Comcast Subsidiaries) that, on or after the date hereof, hold any asset, property or right that is used primarily or held for use primarily in the Contributed Comcast Businesses or have any liability arising out of or relating to the Contributed Comcast Assets or the Contributed Comcast Businesses.

“Comcast Transferred Employee” shall have the meaning set forth in the Comcast Employee Matters Agreement.

“Communications Act” shall have the meaning set forth in Section 3.05.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.04.

“Contemplated to be used” means that there are contemporaneous books or records, whether in hard copy or electronic or digital format (including emails, data bases, and other file formats) evidencing a specific, good faith intention of future use.

“Contracts” means all written or oral contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind.

“Contributed Assets” means the Contributed Comcast Assets and Contributed NBCU Assets, or either of them, as the context requires.

“Contributed Businesses” means the Contributed Comcast Businesses and NBCU Businesses, or either of them, as the context requires.

“Contributed Comcast Assets” shall have the meaning set forth in Section 2.03(a).

“Contributed Comcast Businesses” means the businesses of Comcast and its Subsidiaries to the extent within the Scope of Business (as defined in the Newco Operating Agreement), other than the Comcast Permitted Businesses (as defined in the Newco Operating Agreement), as conducted prior to the date hereof, as of the date hereof, and as of the Closing.

“Contributed Comcast Equity Interests” means the limited liability company interests, stock or other equity interests of the Contributed Comcast Subsidiaries held directly by any Comcast Transferor.

“Contributed Comcast Insurance Policies” means the Comcast Transferable Insurance Policies that are not in the name of a Contributed Comcast Subsidiary.

“Contributed Comcast Leased Property” means all right, title and interest of Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) in and to leased real property and other interests in real property, including under any real property lease pursuant to which any of them lease, sublease (as sub-landlord or sub-tenant), or otherwise occupy, any such leased real property, together with any leasehold improvements, fixtures and appurtenances thereto, in each case, that is used primarily or held for use primarily in the Contributed Comcast Businesses.

“Contributed Comcast Owned Intellectual Property” means all Intellectual Property that is owned by Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) and that is used, held for use or Contemplated to be used, in each case, primarily in the Contributed Comcast Businesses.

“Contributed Comcast Owned Property” means all real property, together with all improvements, fixtures and appurtenances thereto and rights in respect thereof, owned by Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) that is used primarily or held for use primarily in the Contributed Comcast Businesses.

“Contributed Comcast Subsidiaries” means the direct or indirect Subsidiaries of Comcast listed in Section 1.01 of the Comcast Disclosure Letter.

“Contributed Comcast Technology” means all Technology that is owned by Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) and that is used, held for use or Contemplated to be used, in each case, primarily in the Contributed Comcast Businesses.

“Contributed NBCU Assets” shall have the meaning set forth in Section 2.02(a).

“Contributed NBCU Leased Property” means all right, title and interest of GE or any of its Subsidiaries (other than any NBCU Entity) in and to leased real property and other interests in real property, including under any real property lease pursuant to which any of them lease, sublease (as sub-landlord or sub-tenant), or otherwise occupy, any such leased real property, together with any leasehold improvements, fixtures and appurtenances thereto, in each case, that is used primarily or held for use primarily in the NBCU Businesses.

“Contributed NBCU Owned Intellectual Property” means all Intellectual Property that is owned by GE or any of its Subsidiaries (other than any NBCU Entity) and that is used, held for use or Contemplated to be used, in each case, primarily in the NBCU Businesses.

“Contributed NBCU Owned Property” means all real property, together with all improvements, fixtures and appurtenances thereto and rights in respect thereof, owned by GE or any of its Subsidiaries (other than any NBCU Entity) that is used primarily or held for use primarily in the NBCU Businesses.

“Contributed NBCU Technology” means all Technology that is owned by GE or any of its Subsidiaries (other than any NBCU Entity) and that is used, held for use or Contemplated to be used, in each case, primarily in the NBCU Businesses.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Controlling Party” shall have the meaning set forth in Section 11.04(b).

“Core Comcast Marks” means the following trade names, trademarks, service marks, service names and logos: “Comcast” (in block letters or otherwise), the “Comcast & Design” (concentric C) mark, “Comcast Sportsnet” and “CSN”, or any derivations of any of the foregoing, in each case whether alone or in combination with other words, and including all marks, trade dress, logos, monograms, domain names and other source identifiers embodying any of the foregoing.

“Core GE Marks” means the following trade names, trademarks, service marks, service names and logos: “General Electric” (in block letters or otherwise), the GE monogram, “GE Company” and “GE”, or any derivations of any of the foregoing, in each case whether alone or in combination with other words, and including all marks, trade dress, logos, monograms, domain names and other source identifiers embodying any of the foregoing.

“D&O Indemnitees” shall have the meaning set forth in Section 6.18(a).

“Debt” of any Person means (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than trade payables and other similar obligations incurred in the ordinary course of business), (ii) all obligations of such Person which are evidenced by notes, bonds, debentures or similar instruments, (iii) all obligations of such Person that have been, or should be, in accordance with GAAP, recorded as capital leases, (iv) all obligations of such Person that have been, or should be, in accordance with GAAP, recorded as a sale-leaseback transaction or leveraged lease, (v) all obligations of such Person in respect of letters of credit or acceptances issued or created for the account of such Person, (vi) all liabilities secured by any lien granted on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, and (vii) all direct or indirect guarantees (including “keep well” arrangements, support agreements and similar agreements) with respect to Indebtedness of any other Person referred to in clauses (i) through (vi); provided that Debt shall not include (A) trade and other ordinary course payables and accrued expenses arising in the ordinary course of business, (B) deferred compensation, pension and other post-employment benefit liabilities and (C) take or pay obligations arising in the ordinary course of business.

“Delaware Law” means any law of the State of Delaware, including the General Corporation Law of the State of Delaware, any other statutory, common or other law of the State of Delaware, and any judicial or administrative interpretations thereof.

“Delivering Party” shall have the meaning set forth in Section 6.02.

“Designated Comcast Contract” means (i) any Contract of the type referred to in (A) Section 5.15(a)(ii) (except that for this purpose the reference to $12.5 million therein shall be deemed to be $25 million), (B) Section 5.15(a)(iii)(A) (except that for this purpose the reference to $18.75 million therein shall be deemed to be $75 million), (C) Section 5.15(a)(iv) (except that for this purpose the reference to $2.5 million therein shall be deemed to be $10 million), (D) Section 5.15(a)(xii) (except that for this purpose the reference to $2.5 million therein shall be deemed to be $10 million), (E) Section 5.15(a)(xiii) (except that for this purpose the reference to $2.5 million therein shall be deemed to be $20 million) or (F) Section 5.15(a)(xv) (except that for this purpose the reference to $25 million therein shall be deemed to be $50 million), (ii) any “term deal” as commonly understood in the motion picture or television industry that would reasonably be expected to involve payments in excess of $20 million in any twelve (12)-month period or $100 million in the aggregate, (iii) any Comcast IP License not entered into in the ordinary course of business consistent with past practice, other than a Comcast IP License of the type referred to in clause (A), (B) or (C) of Section 5.15(a)(x), (iv) any Talent Contract (A) reasonably expected to involve payments in excess of $15 million (excluding participations or other similar variable payments) in any twelve (12)-month period and having a term of five (5) years or more or (B) reasonably expected to involved payments in excess of $20 million (excluding participations or other similar variable payments) in any twelve (12)-month period and (v) any Contract between the Contributed Comcast Businesses and any third party to produce or Exploit Programs or any other audio, visual or audiovisual works that would reasonably be expected to involve payments by the Contributed Comcast Businesses in excess of $250 million (excluding participations or other similar variable payments).

“Designated Comcast Representations” means the representations and warranties of Comcast set forth in Section 5.06, Section 5.08(a)(ii), the first sentence of Section 5.11(b), Section 5.12(c), Section 5.13(h), Section 5.14(b), Section 5.15(a)(iii)(B), Section 5.15(a)(x), the first sentence of Section 5.16(a), Section 5.17(a) and Section 5.21(b).

“Designated NBCU Contract” means (i) any Contract of the type referred to in (A) Section 3.14(a)(ii), (B) Section 3.14(a)(iii)(A), (C) Section 3.14(a)(iv), (D) Section 3.14(a)(xiii), (E) Section 3.14(a)(xiv) (except that for this purpose the reference to $2.5 million therein shall be deemed to be $20 million) or (F) Section 3.14(a)(xvi), (ii) any “term deal” as commonly understood in the motion picture or television industry that would reasonably be expected to involve payments in excess of $20 million in any twelve (12)-month period or $100 million in the aggregate, (iii) any NBCU IP License not entered into in the ordinary course of business consistent with past practice, other than a NBCU IP License of the type referred to in clause (A), (B) or (C) of Section 3.14(a)(xi), (iv) any Talent Contract (A) reasonably expected to involve payments in excess of $15 million (excluding participations or other similar variable payments) in any twelve (12)-month period and having a term of five (5) years or more or (B) reasonably expected to involved payments in excess of $20 million (excluding participations or other similar variable payments) in an twelve (12)-month period and (v) any Contract between the NBCU Businesses and any third party to produce or Exploit Programs or any other audio, visual or audiovisual works that would reasonably be expected to involve payments by the NBCU Businesses in excess of $500 million (excluding participations or other similar variable payments).

“Designated NBCU Representations” means the representations and warranties of NBCU set forth in Section 3.06, Section 3.07(a)(ii), the first sentence of Section 3.10(c), Section 3.11(c), Section 3.12(h), Section 3.13(b), Section 3.14(a)(iii)(B), Section 3.14(a)(xi), the first sentence of Section 3.15(a), Section 3.16(a) and Section 3.19(b).

“Development Agreement” shall mean that certain Development Services Agreement with Thomas Properties Group regarding the NBCU Owned Real Property located in Universal City, California.

“Disclosure Letters” means the GE Disclosure Letter, NBCU Disclosure Letter and Comcast Disclosure Letter.

“Dispute” shall have the meaning set forth in Section 12.10.

“Disputed Item” shall have the meaning set forth in Section 2.10(b)

“EBITDA” shall have the meaning set forth on Section 1.01 of the Comcast Disclosure Letter.

“Employee Plans” means (i) all employee benefit plans (within the meaning of Section 3(3) of ERISA), (ii) all retirement, welfare benefit, stock option, stock purchase, stock award or other equity-based compensation, bonus, incentive compensation, change in control, deferred compensation, life insurance, termination, severance, retention, salary continuation, section 125 flexible benefit, educational assistance, service award, employee tax gross up, vacation and other employee benefit plans, programs or agreements and (iii) all employment and similar agreements, in each case other than governmental plans and arrangements.

“End Date” shall have the meaning set forth in Section 10.01(d).

“Environmental Law” means any Law in effect on or prior to the Closing Date relating to human health and safety, pollution or protection of the environment, including the use, generation, handling, transportation, treatment, storage, disposal, release or discharge of, or exposure to, any Hazardous Material.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law in effect on or prior to the Closing Date and necessary for or used in connection with the operation of the applicable Contributed Businesses.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the applicable regulations promulgated thereunder then in effect.

“Estimated Combined EBITDA” means the sum of the Estimated NBCU EBITDA and the Estimated Comcast EBITDA.

“Estimated Comcast EBITDA” shall have the meaning set forth in Section 2.06(b).

“Estimated NBCU EBITDA” shall have the meaning set forth in Section 2.06(b).

“Estimated NBCU Interim Free Cash Flow” shall have the meaning set forth in Section 2.06(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Comcast Assets” shall have the meaning set forth in Section 2.03(b).

“Excluded Comcast Intellectual Property” means (i) all Intellectual Property that is (A) owned by, or licensed by a third party to, Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary), (B) used, held for use or Contemplated to be used by Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary), and (C) not used, held for use or Contemplated to be used, in each case, primarily in the Contributed Comcast Businesses, and (ii) the Intellectual Property set forth in Section 1.01 of the Comcast Disclosure Letter. For the avoidance of doubt, “Excluded Comcast Intellectual Property” (x) includes the Comcast Name and the Comcast Marks and (y) does not include any and all Intellectual Property set forth, or required to be set forth, on Section 5.13(e)(i) of the Comcast Disclosure Letter.

“Excluded Comcast Liabilities” shall have the meaning set forth in Section 2.03(d).

“Excluded Comcast Technology” means (i) all Technology that is (A) owned by, or licensed by a third party to, Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary), (B) used, held for use or Contemplated to be used by Comcast or any of its Subsidiaries (other than any Contributed Comcast Subsidiary) and (C) not used, held for use or Contemplated to be used, in each case, primarily in the Contributed Comcast Businesses, and (ii) the Technology set forth in Section 1.01 of the Comcast Disclosure Letter.

“Excluded NBCU Assets” shall have the meaning set forth in Section 2.02(b).

“Excluded NBCU Liabilities” shall have the meaning set forth in Section 2.02(d).

“Existing Lease” shall have the meaning set forth in Section 6.19(f).

“Exploit” means to cause Exploitation.

“Exploitation” means the release, exhibition, performance, projection, broadcast, telecast, transmission, promotion, publicizing, advertisement, rental, lease, licensing, sublicensing, sale, transfer, disposing of, distribution, subdistribution, commercializing, merchandising, production, marketing, use, exercise, trading in, turning to account, dealing with and in and otherwise exploiting any asset or portions thereof, or any rights therein or relating thereto, including the right to develop, produce and distribute subsequent productions based thereon.

“Exploitation Agreements” means Contracts pursuant to which any Person has acquired, established, developed or granted any rights to Exploit any portion of the applicable Library or any of such Library’s components.

“Factoring Agreement” shall have the meaning set forth in Section 6.20(a).

“FCC” shall have the meaning set forth in Section 3.05.

“FCC Licenses” means permits, licenses, permissions, franchises, and amendments thereto, issued by a Governmental Authority pursuant to the Communications Act.

“FCC Order” means an order adopted, and the full text thereof released, by the FCC granting its consent to the transfer of control or assignment of the

NBCU Licenses and the Comcast Licenses, pursuant to appropriate applications filed by the parties hereto with the FCC as contemplated by this Agreement.

“Financing Costs” shall have the meaning set forth in Section 12.02.

“Former Contributed Business Employees” shall have the meaning set forth in the Comcast Employee Matters Agreement.

“Former NBCU Business Employees” shall have the meaning set forth in the NBCU Employee Matters Agreement.

“GE” shall have the meaning set forth in the Preamble.

“GE Auto Liability Insurance Program” means the compulsory auto liability insurance program of the GE Entities, as the same may be amended, modified, terminated, renewed, waived or otherwise altered from time to time, subject in each case to the restrictions set forth in Section 6.06(b)(ii).

“GE Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by GE to Newco and which forms a part of this Agreement.

“GE Entity” shall mean GE or any of its Affiliates or Subsidiaries (in each case, excluding for this purpose Newco and Subsidiaries of Newco).

“GE GL Insurance Program” means the general liability insurance program of the GE Entities, as the same may be amended, modified, terminated, renewed, waived or otherwise altered from time to time, subject in each case to the restrictions set forth in Section 6.06(b)(ii).

“GE Indemnified Parties” shall have the meaning set forth in Section 11.02(a).

“GE Intellectual Property” means (i) all Intellectual Property that is (A) owned by, or licensed by a third party to, GE or any of its Subsidiaries (other than any NBCU Entity), (B) used, held for use or Contemplated to be used by GE or any of its Subsidiaries (other than any NBCU Entity), and (C) not used, held for use or Contemplated to be used, in each case, primarily in the NBCU Businesses, and (ii) the Intellectual Property set forth in Section 1.01 of the NBCU Disclosure Letter. For the avoidance of doubt, “GE Intellectual Property” (x) includes the GE Name and the GE Marks and (y) does not include any and all Intellectual Property set forth, or required to be set forth, on Section 3.12(e)(i) of the NBCU Disclosure Letter.

“GE Intellectual Property Cross License Agreement” shall have the meaning set forth in Section 6.12(c).

“GE LCs” shall have the meaning set forth in Section 6.07(a).

“GE Name and GE Marks” means any and all trade names, trademarks, service marks, service names, trade dress, and logos (other than any Trademarks set forth, or required to be set forth, on Schedule 3.12(e)(i) of the NBCU Disclosure Letter) that are owned by GE or any of its Subsidiaries (other than any NBCU Entity) as of the Closing Date or any derivations thereof, in each case whether alone or in combination with other words, and including all marks, trade dress, logos, monograms, domain names and other source identifiers embodying any of the foregoing; provided, however, that, for purposes of this Agreement, the foregoing trade names, trademarks, service marks, service names, trade dress, logos, derivations, combinations and embodiments shall be defined to include only the Trademark rights of GE or any of its Subsidiaries (other than any NBCU Entity) to the extent, as of the Closing Date that, (i) registrations or applications for registration in the name of GE or any of its Subsidiaries (other than any NBCU) have issued or been filed or (ii) GE or any of its Subsidiaries (other than any NBCU Entity) has common law rights therein under applicable Trademark Laws. For the avoidance of doubt, “GE Name and GE Marks” includes the Core GE Marks.

“GE Note” shall have the meaning set forth in Section 2.06(c).

“GE Technology” means (i) all Technology that is (A) owned by, or licensed by a third party to, GE or any of its Subsidiaries (other than any NBCU Entity), (B) used, held for use or Contemplated to be used by GE or any of its Subsidiaries (other than any NBCU Entity), and (C) not used, held for use or Contemplated to be used, in each case, primarily in the NBCU Businesses, and (ii) the Technology set forth in Section 1.01 of the NBCU Disclosure Letter.

“GE Transition Services Agreement” shall have the meaning set forth in Section 6.12(a).

“GE WC Insurance Program” means the workers’ compensation, domestic or international employers’ liability insurance policies and/or comparable workers’ compensation self-insurance, state or country programs of the GE Entities, in each case, as the same may be amended, modified, terminated, renewed, waived or otherwise altered from time to time, subject in each case to the restrictions set forth in Section 6.06(b)(ii).

“Governmental Approval” means the FCC Order and any other authorizations, consents, waivers, orders constituting approvals and other approvals of any Governmental Authority including the expiration of any applicable waiting periods associated therewith.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self- regulatory organization or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order (other than an order constituting an approval), writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (i) petroleum, petroleum products, by- products or breakdown products, radioactive materials, asbestos containing materials or polychlorinated biphenyls, (ii) any pollutant or contaminant or (iii) any chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous waste, material or substance, in each case, that is regulated under any Law promulgated by any applicable Governmental Authority with jurisdiction over the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Inactive Comcast Business Employees” shall have the meaning set forth in the Comcast Employee Matters Agreement.

“Indemnified Party” shall have the meaning set forth in Section 11.04(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.04(a).

“Insurance Arrangements” means all policies of or agreements for insurance and interests in insurance pools and programs.

“Intellectual Property” means all intellectual property rights arising under the Laws of the United States or of any other jurisdiction, including: (i) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, and all rights therein provided by international treaties or conventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, service names, trade dress, logos, monograms, domain names, domain name locators, and other identifiers of source, including all goodwill associated therewith, and any and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing (collectively, “Trademarks”), (iii) all rights in any original works of authorship and/or any part thereof that are within the scope of any applicable copyright Law, including all rights of authorship, use, publication, reproduction, distribution, performance, moral rights, and rights of ownership of copyrightable works, and all rights to register and to obtain renewals, extensions, revivals and resuscitations of any such copyright registrations (collectively, “Copyrights”), (iv) trade secret and confidential and proprietary information, including trade secrets, confidential processes, compositions, formulas, customer information, operational data, processing quality control procedures, research and development studies, engineering information, invention reports, laboratory notebooks, technical reports, research and development archives, pricing information and know-how (collectively, “Trade Secrets”), (v) database and design rights, and (vi) intellectual property rights arising from or in respect of Technology.

“Intellectual Property Contracts” means any and all Contracts relating to Intellectual Property pursuant to which rights in Intellectual Property are in any manner transferred, conveyed, granted, licensed, restricted or waived, including Exploitation Agreements.

“IPO Costs” shall have the meaning set forth in Section 12.02.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Comcast” means the actual knowledge of the Persons listed on Section 1.01 of the Comcast Disclosure Letter after reasonable inquiry.

“Knowledge of NBCU” means the actual knowledge of the Persons listed on Section 1.01 of the NBCU Disclosure Letter after reasonable inquiry.

“Law” means any transnational, domestic or foreign federal, state, local statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law, including the common law.

“Liabilities” means any Debt, liability, claim, demand, expense, commitment or obligation (whether direct or indirect, absolute or contingent, known or unknown, determined or determinable, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description and including all costs and expenses related thereto.

“Library” means, collectively, all Library Rights and all Library Tangible Assets owned by or licensed to (i) the NBCU Transferors or the NBCU Entities or (ii) Comcast Transferors or the Contributed Comcast Subsidiaries, as applicable.

“Library Literary Properties” means all literary, dramatic or other works, screenplays, stories, adaptations, scripts, treatments, formats, bibles, manuscripts, outlines, scenarios, characters, concepts, titles, and any and all other literary or dramatic materials of any kind with respect to the Programs and any rights therein in all media now or hereafter devised, including any remake, reissue, sequel, prequel, series, character, legitimate stage, merchandising and other derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized.

“Library Pictures” means any and all completed audio, visual and/or audiovisual works to which any (i) NBCU Transferor or any NBCU Entity or (ii) any Comcast Transferor or any Contributed Comcast Subsidiary, as applicable, has rights, including any motion pictures, films, movies-of-the-week, television programs, series, mini-series, pilots, specials, documentaries, cartoons, compilations, promotional films, trailers and shorts and any other programs or audio-visual works, whether animated, live action or both, produced for Exploitation in any form or any medium, whether now known or hereafter developed (including theatrical, videocassette, videodisc and other home video, network, free, cable, pay, satellite, syndication, and/or any other television medium, pay-per-view, video-on-demand, near-video-on-demand, subscription on-demand, subscription video-on-demand, Internet and other new media), either within or outside the U.S., in each case whether recorded on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed. Notwithstanding the foregoing, “Library Pictures” shall only include those works for which the Intellectual Property contained therein would otherwise constitute NBCU Intellectual Property or Comcast Intellectual Property, as applicable.

“Library Rights” means, collectively, all Programs, Music Rights, Library Literary Properties and Library Underlying Agreements, including all rights of Copyright contained therein or derived therefrom, of (i) the NBCU Transferors or the NBCU Entities, or (ii) the Comcast Transferors or the Contributed Comcast Subsidiaries, as applicable, and as the context requires.

“Library Tangible Assets” means all physical properties of, or relating to, any Program, including prints, negatives, duplicating negatives, fine grains, music and sound effects tracks, master tapes and other duplicating materials of any kind, all various language dubbed and titled versions, prints and negatives of stills, trailers and television spots, all promotions and other advertising, marketing and publicity materials, stock footage, trims, tabs, outtakes, cells, drawings, storyboards, models, sculptures, puppets, sketches, and continuities, including any of the foregoing in the possession, custody or control of (i) the NBCU Transferors, or the NBCU Entities (as to Programs of the NBCU Transferors, or the NBCU Entities) or (ii) the Comcast Transferors, or the Contributed Comcast Subsidiaries (as to Programs of the Comcast Transferors, or the Contributed Comcast Subsidiaries), or in the possession of their respective assigns or any film laboratories, storage facilities or other Persons.

“Library Underlying Agreements” means all Contracts with writers, directors, producers, performers, actors, artists, musicians, animators, voice talent, cinematographers, camera persons or any other parties relating to the development, preparation or production of any of the Programs, Library Literary Properties or Music Rights, pursuant to which (i) the NBCU Transferors or the NBCU Entities or (ii) the Comcast Transferors, or the Contributed Comcast Subsidiaries, as applicable, has or acquires any rights in or obligations relating to the Library or any element thereof.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien or charge of any kind.

“Lockbox Account” shall have the meaning set forth in Section 6.15.

“Losses” means all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including any Action brought by any Governmental Authority or other Person and including reasonable costs of investigation and attorneys’ fees).

“Material Adverse Effect” means (x) with respect to a Person, a material adverse effect on the business, assets, financial condition or operations of such Person and its Subsidiaries, taken as a whole, or (y) with respect to a Contributed Business, a material adverse effect on such Contributed Business or the business, assets, financial condition or operations of such Contributed Business, taken as a whole; provided, however, that, in the case of clause (x) or (y), any adverse effect to the extent arising out of, resulting from or attributable to (a) an event or series of events or circumstances affecting (i) the United States or global economy generally or capital or financial markets generally, including changes in interest or exchange rates, (ii) political conditions generally of the United States or any other country or jurisdiction in which the Contributed Business operates or (iii) any of the industries generally in which the Contributed Business operates (including labor strikes, work stoppages or walkouts or other labor disputes, declines in ratings or declines in costs-per-thousand), (b) the announcement or pendency of transactions contemplated by the Transaction Agreements, (c) any changes in applicable Law or U.S. GAAP or the enforcement or interpretation thereof, (d) actions taken with the specific consent of the other parties hereto after the date of this Agreement, (e) any acts of God, (f) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions (except, with respect to the foregoing clauses (a), (c), (e) and (f), to the extent such event or series of events, circumstances, changes, acts or occurrences have a materially disproportionate effect on the applicable Contributed Business relative to other industry participants), or (g) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), shall not constitute or be deemed to contribute to a Material Adverse Effect, and otherwise shall not be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur.

“Material Impact” shall have the meaning set forth in Section 6.05(a).

“Material NBCU Entities” shall have the meaning set forth in Section 3.02(b).

“MFN” means a provision of an Affiliation Agreement or an Exploitation Agreement (the “Subject Agreement”) which provides that if one or more Persons not a party to the Subject Agreement are party to an Affiliation Agreement or an Exploitation Agreement, respectively, under which such Person or Persons have any other more favorable terms than are contained in such Subject Agreement, then one or more terms of such Subject Agreement will be replaced or modified or other consideration will be provided to reflect the more favorable terms in such Affiliation Agreement or Exploitation Agreement.

“Multiemployer Plan” means (i) with respect to employees in the United States, an employee benefit plan described in Section 3(37), 3(40) or 4063 of ERISA, (ii) with respect to employees in Canada, a defined benefit pension plan to which more than one unrelated employer participates and as defined under the provisions of applicable Canadian, federal or provincial pension standards legislation; or (iii) with respect to employees not in the United States or Canada, a defined benefit pension plan to which at least two employers which are not under common control (as determined consistent with Section 414(b) and (c) of the Code) and are not Affiliates are required to contribute with respect to its employees, in each case other than any governmental plan or arrangement.

“Music Rights” means music synchronization, performance, master, mechanical, publication, videogram and other music rights to which (i) the NBCU Transferors or the NBCU Entities or (ii) the Comcast Transferors or the Contributed Comcast Subsidiaries, as applicable has rights and which are contained in any Program.

“Navy Holdco 1” shall have the meaning set forth in the Recitals.

“Navy Holdco 2” shall have the meaning set forth in the Recitals.

“Navy Holdco 2 Agreement” shall have the meaning set forth in Section 6.17.

“NBCU” shall have the meaning set forth in the Preamble.

“NBCU Assets” means the Contributed NBCU Assets and the assets of the NBCU Entities.

“NBCU Business Employee” shall have the meaning set forth in the NBCU Employee Matters Agreement.

“NBCU Businesses” means the businesses of the NBCU Entities as conducted prior to the date hereof, as of the date hereof, and as of the Closing.

“NBCU Conversion” shall have the meaning set forth in Section 2.07(a).

“NBCU Conversion Effective Time” shall have the meaning set forth in Section 2.07(a).

“NBCU Deductible Amount” shall have the meaning set forth in Section 11.01(b).

“NBCU Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by NBCU to Newco and which forms a part of this Agreement.

“NBCU Dividend” shall have the meaning set forth in Section 2.06(c).

“NBCU Employee Agreement” shall have the meaning set forth in the NBCU Employee Matters Agreement.

“NBCU Employee Beneficiaries” shall have the meaning set forth in the NBCU Employee Matters Agreement.

“NBCU Employee Matters Agreement” shall have the meaning set forth in Section 7.01.

“NBCU Employee Plans” means the Employee Plans with respect to which any of the NBCU Transferors, the NBCU Entities or their respective Affiliates currently has any obligation or liability, contingent or otherwise, with respect to any NBCU Employee.

“NBCU Employees” means, collectively, (i) any current or former officer or employee of any of the NBCU Entities and (ii) any current or former employee of any Affiliate of any of the NBCU Entities substantially employed in the NBCU Businesses or providing services primarily in support of the NBCU Businesses, but in each case in respect of or solely to the extent relating to employment in the NBCU Businesses.

“NBCU Entities” means NBCU and all of the direct or indirect Subsidiaries of NBCU.

“NBCU Excluded Insurance Policies” means those insurance policies or self-insurance programs listed on Section 1.01 of the NBCU Disclosure Letter.

“NBCU Exclusive Insurance Policies” means all insurance policies or self-insurance programs acquired directly and exclusively by and in the name of the NBCU Entities or entered into by any GE Entity exclusively for the benefit of the NBCU Businesses or any NBCU Entity, other than a NBCU Excluded Insurance Policy.

“NBCU FCC Licenses” shall have the meaning set forth in Section 3.10(c).

“NBCU Financial Statements” shall have the meaning set forth in Section 3.06(a).

“NBCU Financing” shall have the meaning set forth in Section 3.23.

“NBCU Financing Agreements” shall have the meaning set forth in Section 6.16(a).

“NBCU Financing Commitment Letter” shall have the meaning set forth in Section 3.23.

“NBCU Intellectual Property” means the NBCU Owned Intellectual Property and the NBCU Licensed Intellectual Property. For the avoidance of doubt, “NBCU Intellectual Property” shall not include any Intellectual Property of GE and its Subsidiaries (other than any NBCU Entity) used, held for use or Contemplated to be used by the NBCU Entities solely as part of services provided by GE and its Subsidiaries (other than any NBCU Entity) to (i) the NBCU Entities as well as (ii) other Subsidiaries of GE (other than any NBCU Entity) and/or third parties.

“NBCU Interim Free Cash Flow” shall have the meaning set forth in Section 1.01 of the NBCU Disclosure Letter.

“NBCU IP Licenses” means all Intellectual Property Contracts (other than any of the Ancillary Agreements) (i) which are Assumed NBCU IP Licenses, or (ii) to which any NBCU Entity is a party.

“NBCU Leased Real Property” means the Contributed NBCU Leased Property as well as any real property that is leased by a NBCU Entity.

“NBCU Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed to any of the NBCU Transferors or the NBCU Entities or for which any of the NBCU Transferors or the NBCU Entities has obtained a covenant not to be sued, in each case, under any NBCU IP License.

“NBCU Licenses” shall have the meaning set forth in Section 3.10(b).

“NBCU Material Adverse Effect” means a Material Adverse Effect on the NBCU Businesses.

“NBCU Minority Interests” shall have the meaning set forth in Section 3.03(b).

“NBCU Multiemployer Plans” means any Multiemployer Plans as to which the NBCU Contributed Subsidiaries have any Liabilities by reason of contributions made with respect to NBCU Employees but in the case of any such plan for which contributions were made with respect to employees of the NBCU Transferors or their Affiliates (other than the NBCU Entities) only to the extent of the Liabilities attributable to the NBCU Employees and their NBCU Employee Beneficiaries or activities of the NBCU Businesses.

“NBCU Owned Intellectual Property” means all Intellectual Property that is (i) Contributed NBCU Owned Intellectual Property or (ii) owned by any of the NBCU Entities.

“NBCU Owned Real Property” means the Contributed NBCU Owned Property as well as any real property owned by a NBCU Entity.

“NBCU Parent Plans” means the NBCU Employee Plans which are sponsored or maintained by the NBCU Transferors or their Affiliates (other than the NBCU Entities) and which do not solely cover NBCU Employees.

“NBCU Real Properties” means, collectively, the NBCU Owned Real Property and the NBCU Leased Real Property.

“NBCU Reference Balance Sheet” shall have the meaning set forth in Section 3.06(a).

“NBCU Registered IP” means all Registered IP included in the NBCU Owned Intellectual Property.

“NBCU Related Insurance Policies” means all insurance policies maintained by any GE Entity for the benefit of any the NBCU Businesses or any NBCU Entity or otherwise covering any Contributed NBCU Asset, Assumed NBCU Liability, NBCU Business Employee or Former NBCU Business Employee, in each case, that is not a NBCU Transferred Insurance Policy.

“NBCU Restructuring” means the actions set forth on Section 6.14 of the NBCU Disclosure Letter.

“NBCU Retention Agreements” means retention agreements with NBCU Employees that are entered into by any NBCU Entity or one of its Affiliates after the date hereof and prior to the Closing Date with the prior written consent of Comcast.

“NBCU Shares” means, prior to the NBCU Conversion, all of the outstanding shares of capital stock of NBCU and, following the NBCU Conversion, all of the outstanding membership interests in NBCU.

“NBCU Subsidiary Plans” means (i) the NBCU Employee Plans which are sponsored or maintained solely by NBCU Entities, (ii) the NBCU Employee Plans which solely cover NBCU Employees and their NBCU Employee Beneficiaries, and (iii) NBCU Multiemployer Plans.

“NBCU Technology” means all Technology that is (i) Contributed NBCU Technology or (ii) owned by any of the NBCU Entities. For the avoidance of doubt, “NBCU Technology” shall not include any Technology of GE and its Subsidiaries (other than any NBCU Entity) used, held for use or Contemplated to be used by the NBCU Entities solely as part of services provided by GE and its Subsidiaries (other than any NBCU Entity) to (i) the NBCU Entities as well as (ii) other Subsidiaries of GE (other than any NBCU Entity) and/or third parties.

“NBCU Transferred Insurance Policy” means (i) any NBCU Exclusive Insurance Policy acquired and held directly and exclusively by and in the name of any NBCU Entity and (ii) any NBCU Exclusive Insurance Policy that is transferred prior to the Closing Date directly and exclusively to and in the name of any NBCU Entity pursuant to Section 6.06(d).

“NBCU Transferors” means, collectively, GE and the Subsidiaries of GE (other than the NBCU Entities) that, on or after the date hereof, hold any asset, property or right that is used primarily or held for use primarily in the NBCU Businesses or have any Liability arising out of or relating to the Contributed NBCU Assets or the NBCU Business.

“Neutral Accountant” shall have the meaning set forth in Section 2.10(c).

“Newco” shall have the meaning set forth in the Preamble.

“Newco Group” shall have the meaning set forth in the NBCU Employee Matters Agreement.

“Newco Indemnified Parties” shall have the meaning set forth in Section 11.01(a).

“Newco Membership Interests” shall have the meaning set forth in the Recitals.

“Newco Operating Agreement” shall have the meaning set forth in Section 6.12(e).

“Organizational Documents” shall have the meaning set forth in Section 6.23.

“Permitted Liens” means the following Liens: (i) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty; (ii) statutory Liens of landlords; (iii) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen incurred in the ordinary course of business and on a basis consistent with past practice that are not yet due and payable; (iv) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (v) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances, provided, in each case, that such Liens do not materially interfere with the ordinary conduct of business or the use of the property they encumber or materially detract from the value of the property they encumber; (vi) Liens not created by GE, NBCU or Comcast or the NBCU Entities or Contributed Comcast Subsidiaries that encumber the underlying fee interest of any NBCU Leased Real Property or Comcast Leased Real Property or encumber real property for which any of the NBCU Transferors, NBCU Entities, Comcast Transferors or Contributed Comcast Subsidiaries has easement rights, subordination or similar agreements relating thereto; (vii) zoning, building and other generally applicable land use restrictions; (viii) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material to the NBCU Assets or Comcast Assets, respectively; (ix) in the case of Intellectual Property and Technology, (A) non-exclusive licenses, options to license or covenants not to assert claims of infringement, misappropriation or other violation, and (B) exclusive licenses, options to license or covenants not to assert that are (x) not material or (y) entered into after the date of this Agreement (but only to the extent that entering into such exclusive arrangement would not be in violation of Section 6.01(a) or Section 6.01(b), as applicable, excluding Section 6.01(a)(i) or Section 6.01(b)(i), as applicable), in each case granted by the NBCU Transferors, NBCU Entities, Comcast Transferors or Contributed Comcast Subsidiaries or any of their respective Subsidiaries to third parties; (x) in the case of the Library, Exploitation Agreements entered into in the ordinary course of business, and (xi) Liens arising under or in connection with the NBCU Financing or Alternate Financing, as applicable.

“Person” means any natural person, joint venture, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

“Preliminary Initial Strategic Plan” shall have the meaning set forth in Section 6.27(b).

“Program” or “Programs” means any and all Library Pictures, Works in Progress and Unproduced Properties of (i) the NBCU Transferors and the NBCU Entities or (ii) the Comcast Transferors and the Contributed Comcast Subsidiaries, as applicable, and as the context requires.

“Registered IP” means patents, patent applications, registered trademarks, registered service marks, domain name registrations, copyright registrations, applications for the registration of trademarks, and applications for the registration of copyrights.

“Related Party Comcast Contract” means any Contract relating to the Contributed Comcast Businesses with respect to which (i) any Comcast Transferor or any Affiliate of a Comcast Transferor, other than the Contributed Comcast Subsidiaries, on the one hand, and (ii) any other Comcast Transferor or Contributed Comcast Subsidiary, on the other hand, are party or otherwise bound.

“Related Party NBCU Contract” means any Contract relating to the NBCU Businesses with respect to which (i) any NBCU Transferor, Vivendi or any of their respective Affiliates, other than the NBCU Entities, on the one hand, and (ii) any other NBCU Transferor or NBCU Entity, on the other hand, are party or otherwise bound, excluding any Contracts to which Vivendi or any of its Affiliates is a party and which are on arm’s length terms.

“Relevant Transaction” shall have the meaning set forth in Section 6.22(c).

“Relevant Transaction Debt” means any Debt (other than capital lease obligations) of an acquired business that is acquired or assumed by Comcast or any of its Subsidiaries (other than any Subsidiary of Comcast that is not, directly or indirectly, wholly owned by Comcast) in an acquisition that is a Relevant Transaction, but excludes any Debt incurred to finance such Relevant Transaction.

“Repatriation Notes” means the Repatriation Notes as defined in Section 6.14 of the NBCU Disclosure Letter and issued in accordance therewith.

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Requesting Party” shall have the meaning set forth in Section 6.02.

“SAS” shall have the meaning set forth in Section 6.16(b).

“Securities Act” means the U. S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Comcast Contracts” shall have the meaning set forth in Section 5.15(a).

“Significant NBCU Contracts” shall have the meaning set forth in Section 3.14(a).

“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Stations” shall have the meaning set forth in Section 3.10(d).

“Subsidiary” of any specified Person means (x) any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding Equity Securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising Control or (y) any other Person with respect to which such first Person acts as the sole general partner, manager, managing member or trustee (or Persons performing similar functions).

“Talent Contracts” means employment, consulting or other similar Contracts with writers, producers, directors, creators, show runners, actors or other talent.

“Target Combined EBITDA” means the sum of the Target Comcast EBITDA and the Target NBCU EBITDA.

“Target Comcast EBITDA” means the amount specified in Section 2.10 of the Comcast Disclosure Letter.

“Target NBCU EBITDA” means the amount specified in Section 2.10 of the NBCU Disclosure Letter.

“Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, dated the date hereof, made by and among GE, NBCU, Navy Holdco 2, Comcast and Newco.

“Tax Returns” shall have the meaning set forth in the Tax Matters Agreement.

“Technology” means, collectively, all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know- how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice) apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or non-public information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, and all related technology, including Software.

“Third Party Claim” shall have the meaning set forth in Section 11.04(a).

“Third Party Rights” shall have the meaning set forth in Section 2.05.

“TPS Program” shall have the meaning set forth in Section 6.20(d).

“Trademark Transition Period” shall have the meaning set forth in Section 6.08(a).

“Trailing EBITDA of the Contributed Comcast Businesses” means the aggregate EBITDA of the Contributed Comcast Businesses for the twelve months ending on the last day of the last full fiscal month of the Contributed Comcast Businesses ending prior to the Closing Date.

“Trailing EBITDA of NBCU” means the aggregate EBITDA of the NBCU Entities for the four full fiscal quarters ending (i) if the Closing Date occurs not more than 45 days after the end of the last fiscal quarter of NBCU ending prior to the Closing Date, on the last day of the last full fiscal quarter of NBCU ending immediately prior to the Closing Date or (ii) if the Closing Date occurs more than 45 days after the end of the last fiscal quarter of NBCU ending prior to the Closing Date, on the last day of the fiscal quarter of NBCU in which the Closing Date occurs. In the case of clause (ii) above, the aggregate EBITDA of the NBCU Entities for the post-Closing portion of the fiscal quarter in which the Closing occurs will be determined to the extent practicable on the same basis as if the NBCU Entities continued to operate on a stand-alone basis throughout such period.

“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.

“Transferor Account Parties” shall have the meaning set forth in Section 6.15.

“U.S. GAAP” means the generally accepted accounting principles used in the United States.

“Unproduced Properties” means those literary, dramatic, or other materials in which (i) the NBCU Transferors or the NBCU Entities or (ii) the Comcast Transferors or the Contributed Comcast Subsidiaries, as applicable, has rights and for which development has not been abandoned as of the date hereof (A) upon which principal photography has not yet commenced on or prior to the date hereof and (B) which if produced and completed would otherwise constitute Library Pictures. Notwithstanding the foregoing, “Unproduced Properties” shall only include those materials for which the Intellectual Property contained therein would otherwise constitute NBCU Intellectual Property or Comcast Intellectual Property, as applicable.

“U.S.” or “United States” means the United States of America.

“Vivendi” means Vivendi S.A., a société anonyme organized under the laws of France.

“Vivendi Agreement” shall have the meaning set forth in Section 4.01(e).

“Vivendi SPA” means the Stock Purchase Agreement dated as of December 3, 2009 by and between GE and Vivendi.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as the same may be amended from time to time.

“Works in Progress” means all audio, visual and/or audiovisual works of any kind or character in which (i) the NBCU Transferors or the NBCU Entities or (ii) the Comcast Transferors or the Contributed Comcast Subsidiaries, has rights, (A) for which principal photography has commenced on or prior to the date hereof, (B) which are in current production or post-production and have not been abandoned, and (C) which are not complete and which, if completed, would otherwise constitute Library Pictures. Notwithstanding the foregoing, “Works in Progress” shall only include those works for which the Intellectual Property contained therein would otherwise constitute NBCU Intellectual Property or Comcast Intellectual Property, as applicable.